Exhibit 99.1

Baidu, Inc. Supplemental and Updated Disclosures

Baidu, Inc., or we, has/have filed an application, or the Listing Application, with the Stock Exchange of Hong King Limited, or the Hong Kong Stock Exchange, in connection with a proposed secondary listing, or the Listing, of our Class A ordinary shares, or the Shares, on the Main Board of the Hong Kong Stock Exchange.

The Listing Application contains supplemental descriptions and additional new descriptions of certain aspects of our business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosure of certain information disclosed in our annual report on Form 20-F for the year ended December 31, 2020, or our 2020 Form 20-F. This Supplemental and Updated Disclosure exhibit sets forth such new, supplemental and updated information and disclosures as described below. The disclosure herein supplements and should be read in conjunction with the disclosure in our 2020 Form 20-F and other disclosures furnished on Form 6-K.

As we have applied for a secondary listing on the Hong Kong Stock Exchange, the Nasdaq Global Select Market will continue to be our primary listing venue. We have also applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Stock Exchange Listing Rules. If these applications are approved, we would be exempted from certain requirements to which other companies listed on the Hong Kong Stock Exchange are subject. We do not expect the Listing to result in significant additional compliance or disclosure obligations for our company.

There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of our securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

FORWARD LOOKING STATEMENTS

This Exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industries and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and generate revenue and profit from customers; its ability to retain key personnel and attract new talent; competition in the internet search and feed, online marketing and other businesses in which it engages; outcome of ongoing or any future litigation, including those relating to intellectual property rights; and PRC governmental regulations and policies relating to the internet, internet search and feed, online marketing and the implementation of a corporate structure involving variable interest entities in China.

The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

RECENT DEVELOPMENTS

Business Updates

On November 16, 2020, Baidu (Hong Kong) Limited, our wholly-owned subsidiary, entered into a share purchase agreement with JOYY Inc. and certain of its affiliates, which are collectively referred to as JOYY, and subsequently amended the share purchase agreement on February 7, 2021. Pursuant to the agreement, we agreed to acquire JOYY’s domestic video-based entertainment live streaming business in China, which is referred to as YY Live, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Approximately US$2.0 billion of the purchase price would be payable to JOYY at the closing of the acquisition, subject to certain adjustments. After the closing, subject to certain conditions and adjustments, approximately US$1.0 billion would be payable no later than the later of the closing and April 30, 2021, and approximately US$300 million would be payable no later than the later of the closing and June 30, 2021 and a maximum amount of US$300 million would be payable subject to the achievement of certain conditions. The closing is subject to certain conditions, including, among others, there not having been any material adverse effect on YY Live, the financial statements of YY Live fairly representing its results of operations in all material respects, obtaining necessary regulatory approvals from governmental authorities, JOYY completing certain restructuring steps in relation to YY Live, and JOYY entering into a non-compete undertaking, pursuant to which JOYY would agree to not compete with us in certain areas of YY Live for a term of ten years. The share purchase agreement is subject to termination if the closing does not occur within a specified period of time. We have paid an aggregate of US$1.9 billion, after considering working capital adjustment of US$0.1 billion, to JOYY and its designated escrow account, and deposited an aggregate of US$1.6 billion into several escrow accounts, in accordance with the terms and schedule set forth in the share repurchase agreement, with certain customary matters remaining to be completed in the near future.

On November 18, 2020, Muddy Waters issued a short seller report containing certain allegations against JOYY, including YY Live business. The short seller report alleged that JOYY’s, including YY Live’s, revenue appears fraudulent, and JOYY committed fraud through methods such as using paying user bots from JOYY’s own servers, and colluding with top performers and large channel owners recycling the gifts back into the system. Based on public records, JOYY and certain of its current and former officers and directors were named as defendants in a federal putative securities class action filed in November 2020 alleging that they made material misstatements and omissions in documents filed with the SEC regarding certain of the allegations contained in the Muddy Waters short seller report. We conducted financial, legal and commercial due diligence both prior to the execution of the share purchase agreement in relation to the acquisition, and after the release of Muddy Waters short seller report in relation to JOYY. In addition, we further negotiated with JOYY and entered into the amended and restated share purchase agreement on February 7, 2021, modifying certain terms and conditions in the original share purchase agreement. On February 8, 2021, JOYY publicly disclosed that its audit committee conducted an independent review of the allegations raised in the report related to the YY Live business, with the assistance of independent counsel, working with a team of experienced forensic auditors and data analytics experts, and that the review concluded that the allegations raised and conclusions reached in the report about the YY Live business were not substantiated. We had also maintained frequent and substantive communications with JOYY and its independent professional advisers. In light of these and also taking into consideration the potential synergies that YY Live may bring to our own business, we believe that it is in the commercial interest of our Company to proceed to complete the transaction pursuant to the terms and conditions in the amended and restated share purchase agreement. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the near future. We are currently unable to predict the possible or further consequence that may arise from or relate in any way to the allegations contained in the Muddy Waters short seller report. There might be other class actions or regulatory enforcement actions in connection with such allegations. Any adverse outcome as a result of the short seller report, or any class action or regulatory enforcement action in connection thereof, could have a material adverse effect on YY Live’s business, financial condition, results of operation, cash flows, and reputation, and we may record impairment charges or write-offs of intangible assets and goodwill in connection with the acquisition in the future.

RECENT DEVELOPMENTS

In relation to YY Live, the Joint Sponsors with the assistance of counsels, have conducted relevant due diligence work, including but not limited to, (i) reviewing the summary of the key findings of the independent review of the allegations led by the audit committee of JOYY; (ii) interviewing the industry consultant of the Company, to understand the general practice of China’s livestreaming industry; and (iii) discussing with the senior management team of JOYY and YY Live, and the management of the Company, to understand the views of them on the acquisition of YY Live, the business of YY Live, and the MW Report, as applicable.

Having considered the due diligence work conducted by the Company, and the independent due diligence conducted by the Joint Sponsors, nothing material has come to the Joint Sponsors’ attention that the due diligence work conducted by the Company to be insufficient or unreasonable, and to disagree with the Directors’ assessment and view in relation to YY Live and the allegations contained in the MW Report which conclude that it is in the interest of the Company to proceed with the acquisition of YY Live.

YY Live is a video-based live streaming platform in China offering content such as music and dance shows, talk shows, outdoor activities, sports and anime. Users of YY Live may enjoy the live streaming services on YY Live platform through YY mobile app, YY.com website and PC YY. Users access content on the platform free of charge, but are charged for purchases of virtual items. YY Live generates revenue from the sales of in-channel virtual items used on its platform as tips for live streaming hosts.

RECENT DEVELOPMENTS

We expect YY Live to bring synergies to our Mobile Ecosystem, which currently offers various knowledge-and-information-centric products and services, and diversify our monetization capabilities and revenue streams. We may be subject to a variety of risks associated with the online live streaming business of YY Live. YY Live’s net revenues amounted to RMB10,272.7 million, RMB10,962.5 million and RMB9,950.3 million (US$1,524.9 million), respectively. YY Live’s net income amounted to RMB3,288.6 million, RMB3,700.7 million and RMB3,141.3 million (US$481.4 million) in the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, YY Live had net liabilities of RMB766.8 million (US$117.5 million). For the year ended December 31, 2020, YY Live’s total net revenues, gross profit and net income accounted for 9.3%, 8.9% and 16.5% of our total net revenues, gross profit and net income, respectively. As of December 31, 2020, YY Live’s total assets accounted for 0.2% of our total assets. For more information, please refer to “Financial Information—Financial Information of YY Live” and Combined Financial Statements of YY Live, Exhibit 99.2 to Form 6-K furnished with the Securities and Exchange Commission on March 9, 2021.

Extraordinary General Meeting of Shareholders to Approve Share Subdivision

The Company held an extraordinary general meeting of shareholders on March 1, 2021. A proposal of changing the Company’s authorized share capital by one-to-eighty subdivision of shares was submitted to the Company’s shareholders to be considered and voted upon at the meeting. The Company’s board of directors approved a change in the ADS ratio proportionate to the Share Subdivision from ten (10) ADSs representing one (1) Class A ordinary share to one (1) ADS representing eight (8) Class A ordinary shares, which took effect on March 1, 2021.

Impact of COVID-19 on Our Operations

Our results of operations have been, and could continue to be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control.

The potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. During the year ended December 31, 2020, our operations have been affected by the COVID-19 pandemic. Our online marketing revenues declined compared to the prior period mainly due to weakness in online advertising demand as our customers in certain industries are negatively impacted by COVID-19. We have also provided additional allowance for credit losses for accounts receivable and contract assets, recognized impairment charges on our long-term investments and content assets, and recorded loss from equity method investments in 2020, due to the impact of COVID-19 and other factors. In addition, increased market volatility has contributed to larger fluctuations in the valuation of our equity investments. There are still significant uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of new waves in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for SMEs, almost all of which are beyond our control. As a result, certain of our estimates and assumptions, including the allowance for credit losses, the valuation of certain debt and equity investments, long-term investments, content assets and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to our current estimates in future periods.

RECENT DEVELOPMENTS

Promulgation of the Guidelines to Anti-Monopoly in the Field of Internet Platforms

On February 7, 2021, the Anti-monopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Internet Platforms, or the Anti-Monopoly Guidelines for Internet Platforms. Pursuant to an official interpretation from the Anti-monopoly Commission of the State Council, the Anti-Monopoly Guidelines for Internet Platforms mainly covers five aspects, including general provisions, monopoly agreements, abusing market dominance, concentration of undertakings, and abusing of administrative powers eliminating or restricting competition. The Anti-Monopoly Guidelines for Internet Platforms prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Internet Platforms also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. As the Anti-Monopoly Guidelines for Internet Platforms was newly promulgated, we are uncertain to estimate its specific impact on our business, financial condition, result of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

We have received enquiry from the SAMR related to failure to file prior notification of concentrations of undertaking and the possibility of penalty. Relevant cases are still under investigation. We have been cooperating with SAMR and we keep written and oral correspondence with SAMR. In January 2021, we received one official case-filing notification in connection with one case, which required us to provide relevant materials and statements on whether the non-filing constitutes a failure to file prior notification of concentrations of undertaking. We have been cooperating with SAMR and providing the requested documents and information. Recently we received a notification from the SAMR contemplating the imposition of a fine of RMB500,000 in connection with this case. The SAMR will issue an official notice imposing the penalty if no objection was raised within three business days. We did not object to the penalty. We do not expect further penalty from the SAMR in connection with this case after we make full payment of the penalty. There can be no assurance that such enquiry can be resolved in a timely manner to the SAMR’s satisfaction, or that we will not be subject to more enquiries in the future. We may be subject to penalty in connection with any such enquiry, including certain fines up to RMB500,000 per case, and in extreme case being order to terminate the contemplated concentration, to dispose of our equity or asset within a prescribed period, to transfer our business within a prescribed time or to take any other necessary measures to return to the pre-concentration status. We may receive greater scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which will increase our compliance costs and subject us to heightened risks and challenges. We may have to spend much more personnel cost and time to evaluate and manage these risks and challenges in connection with our products and services as well as our investments in our ordinary business course to avoid any failure to comply with these regulations. Any failure or perceived failure by us to comply with the enacted Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigations or claims against us and could have an adverse effect on our business, financial condition and results of operations.

RISK FACTORS

Risks Related to Our Shares, ADSs and the Listing

As a company applying for listing under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

As we are applying for listing under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Our Articles of Association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. For example, Rule 19C.07(7) of the Hong Kong Listing Rules provides that the minimum stake required to convene an extraordinary general meeting and add resolutions to a meeting agenda must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of a Qualifying Issuer, but our Articles of Association provide that not less than a majority of the aggregate voting power of our Company is required to convene an extraordinary general meeting. We will convene an extraordinary general meeting by December 31, 2021, and put forth a resolution to revise our Articles of Association to comply with Rule 19C.07(7) of the Hong Kong Listing Rules. Prior to the amendment to our Articles, we undertake to convene general meetings at the request of shareholders holding in aggregate not less than 10% of the Company’s voting rights, on a one vote per share basis.

RISK FACTORS

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and Articles of Association and our incurring of incremental compliance costs.

The trading price of our ADSs has been and is likely to continue to be, and the trading price of our Class A ordinary shares can be, volatile regardless of our operating performance.

The trading price of our ADSs has been and is likely to continue to be volatile, and could fluctuate widely in response to a variety of factors, many of which are beyond our control. Likewise, the trading price of our Class A ordinary shares can be volatile for similar or different reasons.

Factors impacting the price and trading volume of our listed securities include, but are not limited to, the following:

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results, as well as our margins and profitability;

•	changes in financial estimates by securities research analysts;

•	conditions in internet search and online marketing markets;

•	changes in the operating performance or market valuations of other internet search or internet companies;

•	announcements by us or our competitors or other internet companies of new product-and-service offerings, acquisitions, strategic partnerships, joint ventures, capital raisings or capital commitments;

•	success or failure of our new business initiatives or the development or growth of the new markets we enter into;

•	addition to or departure of key personnel;

•	public perception or negative news about our products or services or potential investments or acquisitions;

•	our share repurchase program;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	litigation, government investigation or other legal or regulatory proceeding; and

•	general economic or political conditions in China or elsewhere in the world.

In addition, the stock market in general, and the performance and fluctuation of the market prices for internet-related companies and other companies with operations mainly in China in particular, may affect the volatility in the prices of and trading volumes for our securities. The securities of some China-based companies that have listed their securities in the United States and/or Hong Kong have experienced significant volatility that often has been unrelated to the operating performance of such companies, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities may affect the attitudes of investors towards Chinese companies listed in the United States and/or Hong Kong in general, which consequently may impact the trading performance of our securities, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis, the ensuing economic recessions and deterioration in the credit market in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our securities. Volatility or a lack of positive performance in the price of our listed securities may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

RISK FACTORS

Substantial future sales or perceived potential sales of our Class A ordinary shares and/or ADSs in the public market could cause the price of our Class A ordinary shares and/or ADSs to decline.

Sales of our Class A ordinary shares and/or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares and/or ADSs to decline. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. If any existing shareholder or shareholders sell a substantial amount of our Class A ordinary shares and/or ADSs, the prevailing market price for our Class A ordinary shares and/or ADSs could be adversely affected. In addition, if we pay for our future acquisitions in whole or in part with additionally issued ordinary shares, your ownership interests in our company would be diluted and this, in turn, could have a material and adverse effect on the price of our Class A ordinary shares and/or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs and trading volume could decline.

The trading market for our Class A ordinary shares and/or ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares and/or ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and/or ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price of or trading volume for our Class A ordinary shares and/or ADSs to decline.

Techniques employed by short sellers may drive down the market price of our listed securities.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

RISK FACTORS

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

iQIYI was subject to allegations made in the short seller report published by Wolfpack Research. See “Business—Legal Proceedings.” In November 2020, we entered into definitive agreements with JOYY Inc. and certain of its affiliates to acquire YY Live. Muddy Waters published a short selling report on November 18, 2020 against JOYY Inc. Based on public records, JOYY Inc. and certain of its current and former officers and directors were named as defendants in a federal putative securities class action filed in November 2020 alleging that they made material misstatements and omissions in documents filed with the SEC regarding certain of the allegations contained in the Muddy Waters short seller report. We may also become the subject of other short seller attacks from time to time in the future and class actions or regulatory enforcement actions derivative of such short seller attacks or actions of a similar nature. Any such allegations may be followed by periods of instability in the market price of our ordinary shares and ADSs and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves, including in connection with class actions or regulatory enforcement actions derivative of such allegations. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our securities and our business operations.

We cannot guarantee that any share repurchase program will be fully consummated or that any share repurchase program will enhance long-term shareholder value, and share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

Our board of director have authorized a few share repurchase programs in recent years, some of which had not been fully consummated:

•

On June 26, 2018, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or ordinary shares over 12 months from June 27, 2018 through June 26, 2019.

•	On May 16, 2019, our board of directors authorized a new share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or ordinary shares, effective until July 1, 2020.

•

On May 13, 2020, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our ADSs or shares, effective until July 1, 2021. On August 6, 2020, our board of directors approved a change to the 2020 share repurchase program, increasing the repurchase authorization from US$1 billion to US$3 billion and extending the effective time through December 31, 2022. On December 8, 2020, our board of directors approved a further increase in the repurchase authorization from US$3 billion to US$4.5 billion.

RISK FACTORS

Our board of directors also has the discretion to authorize additional share repurchase programs in the future. The share repurchase programs do not obligate us to repurchase any specific dollar amount or to acquire any specific number of ADSs and/or shares. We cannot guarantee that any share repurchase program will enhance long-term shareholder value. The share repurchase programs could affect the price of our securities and increase volatility, and may be suspended or terminated at any time, which may result in a decrease in the trading price of our securities. Furthermore, share repurchases could increase the volatility of the price of our Class A ordinary shares and/or ADSs and could diminish our cash reserves.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares and/or ADSs for return on your investment.

We currently do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares and/or ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, the declaration of dividend will be subject to our Memorandum and Articles and certain restrictions under Cayman Islands law. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares and/or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares and/or ADSs. There is no guarantee that our Class A ordinary shares and/or ADSs will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares and/or ADSs. You may not realize a return on your investment in our Class A ordinary shares and/or ADSs and you may even lose your entire investment in our Class A ordinary shares and/or ADSs.

Holders of our ADSs may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Holders of our ADSs will not be able to exercise directly voting rights attached to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attached to the shares represented by the ADSs. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and it is possible that such holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. Upon our written request, the depositary will mail to holders of our ADSs a shareholder meeting notice which contains, among other things, a statement as to the manner in which such holders’ voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from the holders on or before the response date established by the depositary. However, no voting instruction will be deemed given and no such discretionary proxy will be given with respect to any matter as to which we inform the depositary that (i) we do not wish such proxy given, (ii) substantial opposition exists, or (iii) such matter materially and adversely affects the rights of shareholders.

RISK FACTORS

Holders of our ADSs, and holders of ordinary shares located in the United States, may not be able to participate in rights offerings and may experience dilution of their holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act of 1933, or exempt from registration under the Securities Act with respect to all holders of ADSs. Holders of ordinary shares located in the United States also cannot exercise rights unless the rights and the underlying shares are so regulated. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs, and holders of ordinary shares located in the United States, may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

Holders of our ADSs may not receive cash dividends if the depositary decides it is impractical to make them available to them.

The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of Class A ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. In these cases, the depositary may decide not to distribute such property to holders of our ADSs.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are incorporated in the Cayman Islands, and conduct most of our operations in China through our subsidiaries and consolidated affiliated entities in China. All of our executive officers and a majority of our directors do not reside in the United States or Hong Kong and some or all of the assets of these persons are not located in the United States or Hong Kong. As a result, it may not be possible to effect service of process within the United States, Hong Kong or elsewhere outside of China upon our executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws, Hong Kong laws or otherwise.

RISK FACTORS

It may also be difficult or impossible for you to bring an action against us or against our directors and executive officers in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers.

Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the Hong Kong courts or federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. or Hong Kong courts under civil liability provisions of the U.S. federal securities law or Hong Kong law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. or Hong Kong courts would be enforceable in the Cayman Islands.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Act (2021 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States or in Hong Kong.

RISK FACTORS

Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States or Hong Kong.

Under the laws of some jurisdictions in the United States, majority and controlling shareholders generally have certain fiduciary responsibilities to the minority shareholders. Shareholder action must be taken in good faith, and actions by controlling shareholders which are obviously unreasonable may be declared null and void. Cayman Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in some U.S. jurisdictions. In addition, the circumstances in which a shareholder of a Cayman Islands company may sue the company derivatively, and the procedures and defenses that may be available to the company, may result in the rights of shareholders of a Cayman Islands company being more limited than those of shareholders of a company organized in the United States.

Furthermore, our directors have the power to take certain actions without shareholder approval which would require shareholder approval under Hong Kong law or the laws of most U.S. jurisdictions. The directors of a Cayman Islands company, without shareholder approval, may implement a sale of any assets, property, part of the business, or securities of the company. Our ability to create and issue new classes or series of shares without shareholders’ approval could have the effect of delaying, deterring or preventing a change in control without any further action by our shareholders, including a tender offer to purchase our ordinary shares at a premium over then current market prices.

Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong, such as the absence of requirements that the appointment, removal and remuneration of auditors must be approved by a majority of our shareholders.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. We issued Class A ordinary shares represented by our ADSs in our initial public offering. Our co-founder, chairman and chief executive officer, Robin Yanhong Li, who acquired our shares prior to our initial public offering, holds our Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity which is not an affiliate (as defined in our Memorandum and Articles of Association) of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares. In addition, if at any time Robin Yanhong Li and his affiliates (as defined in our Memorandum and Articles of Association) collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we shall not issue any Class B ordinary shares thereafter.

Due to the disparate voting powers attached to these two classes, certain shareholders have significant voting power over matters requiring shareholder approval, including election of directors and significant corporate transactions, such as a merger or sale of our company or our assets. This concentrated control could discourage or prevent others from pursuing any potential merger, takeover or other change of control transactions with our company, which could deprive our shareholders and ADS holders of an opportunity to receive a premium for their shares or ADSs as part of a sale of our company and might reduce the price of our listed securities.

RISK FACTORS

As we are seeking a listing as a Grandfathered Greater China Issuer pursuant to Chapter 19C of the Hong Kong Listing Rules (Secondary Listings of Qualifying Issuers) with a WVR structure, certain shareholder protection measures and governance safeguards under Chapter 8A of the Hong Kong Listing Rules (Weighted Voting Rights) do not apply to us pursuant to Rule 19C.12 and our Articles differ from Chapter 8A in a number of ways. As a result, our Articles provide less shareholder protection and have fewer governance safeguards than if our Company were subject to Chapter 8A in its entirety. For a summary of the key differences between our Articles and Chapter 8A, see the section “Information about the Listing — Our Articles of Association.”

Our Articles of Association contain anti-takeover provisions that could adversely affect the rights of holders of our ordinary shares and ADSs.

Our Articles of Association include certain provisions that could limit the ability of others to acquire control of our company, and therefore may deprive the holders of our ordinary shares and ADSs of the opportunity to sell their ordinary shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions. These provisions include the following:

•	A dual-class ordinary share structure.

•

Our board of directors has the authority, without approval by the shareholders, to issue up to a total of 800,000,000 preferred shares in one or more series. Our board of directors may establish the number of shares to be included in each such series and may fix the designations, preferences, powers and other rights of the shares of a series of preferred shares.

•

Our board of directors has the right to elect directors to fill a vacancy created by the increase of the board of directors or the resignation, death or removal of a director, which prevents shareholders from having the sole right to fill vacancies on our board of directors.

We are a foreign private issuer within the meaning of the rules under the U.S. Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the U.S. Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the U.S. Exchange Act;

•

the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

RISK FACTORS

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a Cayman Islands exempted company listed on Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. For example, neither the Companies Act (2021 Revision) of the Cayman Islands nor our Memorandum and Articles requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. We follow home country practice with respect to annual meetings and do not hold an annual meeting of shareholders every year. We undertake we will (i) put forth a resolution at an extraordinary general meeting to be convened by December 31, 2021 (the “2021 EGM”) to revise our Articles so that we are required to convene an annual general meeting each year; (ii) the event that this resolution is not passed at the 2021 EGM, to convene an annual general meeting each year with at least 14 days of notice beginning from 2022 and (iii) for so long as we remain listed on the Hong Kong Stock Exchange, to continue to put forth the resolution at each of the annual general meetings after the 2021 EGM, until the resolution is passed, even though there may not be any resolutions to be approved by the shareholders at such meetings. If we choose to follow other home country practice in the future, our shareholders may be afforded less protection than they otherwise would under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequence to U.S. Holders of our ADSs or ordinary shares.

A non-U.S. corporation, such as our own, will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets is generally determined by reference to the market price of the ADSs and ordinary shares, which may fluctuate considerably. In addition, because there are uncertainties in the application of the relevant rules and because PFIC status is a fact-intensive determination made on an annual basis, no assurance may be given with respect to our PFIC status for the current or any future taxable year.

Based on the market price of our ADSs and ordinary shares, the value of our assets, and the composition of our assets and income, we believe that we were not a PFIC for our taxable year ended December 31, 2020. However, given the lack of authority and the highly factual nature of the analyzes, no assurance can be given. Our PFIC status for the current taxable year ending December 31, 2021 will not be determinable until the close of the taxable year, there can be no assurance that we will not be a PFIC for the current taxable year (or any future taxable year).

If we were treated as a PFIC for any taxable year during which a U.S. Holder (defined below) held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10.E. Additional Information—Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company” of our annual report on Form 20-F for our fiscal year ended December 31, 2019, originally filed with the SEC on March 13, 2020.

RISK FACTORS

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class A ordinary shares and/or ADSs.

Upon the Listing, we will be subject to Hong Kong and Nasdaq listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and Nasdaq have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our Class A ordinary shares after the [REDACTED].

Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on Nasdaq. Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also surrender ADSs and withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on Nasdaq may be adversely affected.

The time required for the exchange between Class A ordinary shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.

There is no direct trading or settlement between Nasdaq and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York and unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange of ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

RISK FACTORS

We are exposed to risks associated with any potential spin-off of one or more of our businesses.

We are exposed to risks associated with any potential spin-off of one or more of our businesses. We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements in paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to spin-off a subsidiary entity and list it on the Hong Kong Stock Exchange within three years of the Listing. While we do not have any specific plans with respect to the timing or details of any potential spin-off listing on the Hong Kong Stock Exchange as at the date of this document, we continue to explore the ongoing financing requirements for our various businesses and may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of those businesses within the three year period subsequent to the Listing. As of the Latest Practicable Date, we have not identified any target for a potential spin-off; as a result we do not have any information relating to the identity of any spin-off target or any other details of any spin off and accordingly, there is no material omission of any information relating to any possible spin-off in this document. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render the Company, excluding the businesses to be spun off, incapable of fulfilling either the eligibility or suitability requirements under Rules 19C.02 and 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the Company’s Listing (calculated cumulatively if more than one entity is spun-off). We cannot assure you that any spin-off will ultimately be consummated, whether within the three-year period after the Listing or otherwise, and any such spin-off will be subject to market conditions at the time and approval by the Listing Committee. In the event that we proceed with a spin-off, the Company’s interest in the entity to be spun-off (and its corresponding contribution to the financial results of our Group) will be reduced accordingly.

INFORMATION ABOUT THE LISTING

The Listing

We have applied for a listing of our Class A ordinary shares on the Main Board under Chapter 19C (Secondary Listings of Qualifying Issuers).

We have a track record of good regulatory compliance of at least two full financial years on Nasdaq as required by Rule 19C.04 of the Hong Kong Listing Rules for the purposes of our Listing.

We have applied to the Listing Committee for the listing of, and permission to deal in, our Class A ordinary shares in issue and to be issued pursuant to the [REDACTED] (including the Class A ordinary shares which may be issued pursuant to the exercise of the [REDACTED]) and the Class A ordinary shares to be issued pursuant to the Share Incentive Plans, including pursuant to the exercise of options or other awards that have been or may be granted from time to time and the Class A ordinary shares to be issued after the conversion of Class B ordinary shares.

Our ADSs are currently listed and traded on Nasdaq. We also have outstanding debt securities listed and traded on Singapore Exchange Securities Trading Limited. Other than the foregoing, no part of our Shares or loan capital is listed on or traded on any other stock exchange and no such listing or permission to list is being or proposed to be sought. All [REDACTED] will be registered on the [REDACTED] in order to enable them to be traded on the Hong Kong Stock Exchange.

HISTORY AND CORPORATE STRUCTURE

Overview

We commenced our business in January 2000, and have since grown to become a leading AI company and Internet platform. Since our founding in 2000, we have served as the gateway to the Internet by connecting users to an expansive, long-tail and open content network through our search platform. Years of tagging, understanding and intelligently processing all forms of content on the Internet—text, images, videos—with AI has helped us develop Baidu Brain, our core AI engine, which in turn has enabled us to further develop leading AI technologies and commercialize them through products and services for consumers, enterprises and the public sector.

Our Company is a holding company incorporated in the Cayman Islands in January 2000. We conduct our operations in China principally through Baidu Online, our wholly-owned subsidiary, and Baidu Netcom and Beijing Perusal, consolidated affiliated entities, which hold the licenses and approvals necessary to operate our platform and provide value-added telecommunication-based online marketing services.

KEY MILESTONES

Our key business milestones are summarized below:

Date	Event
2000	We incorporated the Company and commenced our business in January.

2005	In August, we and certain selling shareholders of our Company completed an initial public offering and listed our ADSs on Nasdaq under the symbol “BIDU”.

2010	We commenced our AI business in January.

2012	In November, we obtained the controlling interest in iQIYI, one of our main business segments.

2017	In August, we completed the disposal of Xiaodu Life Technology Ltd., our former subsidiary that was primarily engaged in the business of takeout delivery services, to Rajax Holding.

2018	In March, iQIYI completed an initial public offering and listed its ADSs on Nasdaq under the symbol “IQ”.

In August, we completed the divesture of a majority equity stake in our financial services business, Du Xiaoman.

HISTORY AND CORPORATE STRUCTURE

CORPORATE STRUCTURE

Our corporate structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities, as at the Latest Practicable Date:

*	The diagram above omits the names of subsidiaries and consolidated affiliated entities that are insignificant individually and in the aggregate.

Notes:

(1)

Beijing Baidu Netcom Science Technology Co., Ltd. is 99.5% owned by Mr. Robin Yanhong Li, our chairman and chief executive officer, and 0.5% owned by Ms. Shanshan Cui, an executive officer of the Company. Ms. Shanshan Cui’s beneficial ownership of our Company is less than 1% of our total outstanding shares.

(2)

Beijing Perusal Technology Co., Ltd. is 50% owned by Ms. Shanshan Cui and 50% owned by Mr. Zhixiang Liang. Both Ms. Shanshan Cui and Mr. Zhixiang Liang are our employees, and their respective beneficial ownership in our Company is less than 1% of our total outstanding shares.

(3)	Beijing iQIYI Science & Technology Co., Ltd. is wholly-owned by Mr. Xiaohua Geng, senior vice president of iQIYI. Mr. Xiaohua Geng is not beneficially interested in any shares of our Company.

HISTORY AND CORPORATE STRUCTURE

Significant Subsidiaries

As of December 31, 2020, we conducted our business operations across more than 200 subsidiaries and operating entities, twelve of which are our Significant Subsidiaries. Their principal business activities and dates of establishment are shown below:

Name of company	Principal business activities	Date and jurisdiction of establishment
Baidu Holdings Limited	a holding company	November 30, 1999, BVI
Baidu (Hong Kong) Limited	a holding company and a company providing information technology services	November 27, 2007, Hong Kong
Baidu Online	a company providing information technology services	January 18, 2000, PRC
Baidu (China) Co., Ltd.	a company providing information technology services	June 6, 2005, PRC
Baidu.com Times Technology (Beijing) Co., Ltd.	a company providing technology services	April 19, 2006, PRC
Baidu International Technology (Shenzhen) Co., Ltd.	a company providing information technology services	November 23, 2010, PRC
Baidu Netcom	a consolidated affiliated entity providing internet information services	June 5, 2001, PRC
Beijing Perusal	a consolidated affiliated entity providing internet information services	June 6, 2006, PRC
iQIYI	a holding company	November 27, 2009, Cayman Islands
Beijing QIYI Century	a company providing online entertainment service related technology and operational service	March 8, 2010, PRC
Beijing iQIYI	a consolidated affiliated entity providing online entertainment service	March 27, 2007, PRC
Baidu Cloud Computing Technology (Beijing) Co., Ltd.	a company providing information technology services	January 5, 2012, PRC

Major Acquisition and Disposal

Divesture of majority equity stake in Du Xiaoman

In April 2018, we entered into definitive agreements with certain investors relating to our divestiture of a majority equity stake in our financial services business, Du Xiaoman. The financial services provided by the now-divested Du Xiaoman mainly include consumer credit, wealth management, financial technology services and payment support, through which Du Xiaoman mainly offers technology solutions to financial institution partners covering loan facilitation and risk management aspects and consumer financing to individual customers to meet their cash expenditure needs. To facilitate the divesture, the Company conducted a series of legal restructuring and recapitalization of entities conducting the financial services business, which were accounted for as transactions under common control.

The divestiture was completed in August 2018 through issuance of preferred shares to third-party investors by Du Xiaoman, following which we held a non-controlling equity interest in Du Xiaoman,

HISTORY AND CORPORATE STRUCTURE

which was accounted for as an equity method investment, and have deconsolidated the financial results of Du Xiaoman from our consolidated financial statements in accordance with U.S. GAAP. To the best of their knowledge having made reasonable inquiry, our Directors believe that the third-party investors, are third parties independent of us and our connected persons. The disposal of Du Xiaoman did not meet the definition of a discontinued operation per ASC Subtopic 205-20, Presentation of Financial Statements—Discontinued Operations, as the divesture did not represent a shift in strategy nor had a major impact to the Group’s operation and financial results.

Divesture of interests in Xiaodu Life Technology Ltd. (“Xiaodu Life”)

In May 2018, we transferred all of our equity interests in Rajax Holding (“Rajax”), which operates the food delivery business under the ele.me brand in China, to Ali Panini Investment Limited. Previously in August 2017, our former subsidiary that was primarily engaged in the business of takeout delivery services and operated Baidu Deliveries, Xiaodu Life, completed its merger with Rajax and became a subsidiary of Rajax.

Acquisition of YY Live

On November 16, 2020, Baidu (Hong Kong) Limited, our wholly-owned subsidiary, entered into a share purchase agreement with JOYY Inc. (Nasdaq:YY) and certain of its affiliates (collectively, “JOYY”) to acquire JOYY’s domestic video-based entertainment live streaming business in China (“YY Live”), for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. The purchase price was determined based on arm’s length negotiation, taking into account various factors, including, among others, the performance of YY Live and the potential synergies that YY Live may bring to our own business if the transaction is completed. Our Directors approved the transaction and believed, based on the circumstances that had been in existence at the time, that the terms of the transaction were fair and reasonable and in the interest of the shareholders of the Company as a whole. To the best of their knowledge having made reasonable inquiry, our Directors believe that, JOYY and Mr. David Xueling Li, the ultimate beneficial owner of JOYY, are third parties independent of us and our connected persons. The closing of the transaction is subject to certain conditions. On February 7, 2021, we entered into amended and restated share purchase agreement with JOYY. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the near future. For further details, please refer to “Recent Developments—Business Updates”.

Apart from the above, we have not conducted any major acquisition or disposal during the Track Record Period.

HISTORY AND CORPORATE STRUCTURE

Shareholding structure

The following diagram illustrates our shareholding structure as at Latest Practicable Date:

Note:

(1)	Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes on all matters that require a shareholder’s vote.

The following diagram illustrates our shareholding structure immediately upon the completion of the [REDACTED] (assuming all major shareholders’ shareholdings remain unchanged as of the Latest Practicable Date, the [REDACTED] is not exercised, and no additional Shares are issued under the Share Incentive Plans):

Please refer to the details contained in Note (1) above.

CONTRACTUAL ARRANGEMENTS

PRC laws and regulations restrict and impose conditions on foreign investment in internet content, value-added telecommunication-based online marketing, audio and video services and mobile application distribution businesses. Accordingly, we operate these businesses in China through our consolidated affiliated entities. We have entered into a series of contractual arrangements with our consolidated affiliated entities and the nominee shareholders of our consolidated affiliated entities.

These contractual arrangements enable us to:

(a)	receive the economic benefits that could potentially be significant to our consolidated affiliated entities in consideration for the services provided by our subsidiaries;

HISTORY AND CORPORATE STRUCTURE

(b)	exercise effective control over our consolidated affiliated entities; and

(c)	hold an exclusive option to purchase all or part of the equity interests in our consolidated affiliated entities when and to the extent permitted by PRC law.

These contractual agreements include exclusive technology consulting and services agreements, operating agreements, license agreements, business cooperation agreements, exclusive equity purchase and transfer option agreements, commitment letters, loan agreements, proxy agreements/powers of attorney and equity pledge agreements, as the case may be. Please see “History and Corporate Structure—Contractual Arrangements—Contractual Arrangements Relating to Our Consolidated Affiliated Entities” for further details. We do not have any equity interests in our consolidated affiliated entities. However, as a result of contractual arrangements, we have effective control over and are considered the primary beneficiaries of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. The nominee shareholders of Baidu Netcom, Beijing Perusal and Beijing iQIYI, our consolidated affiliated entities, are directors or members of senior management of the Company/iQIYI. We/iQIYI consider such people suitable to act as the nominee shareholders of these consolidated affiliated entities because of, among other considerations, their contribution to the Company/iQIYI, their competence and their length of service with and loyalty to the Company/iQIYI. If our consolidated affiliated entities or the nominee shareholders fail to perform their respective obligations under the contractual arrangements, we could be limited in our ability to enforce the contractual arrangements that give us effective control over our consolidated affiliated entities. Furthermore, if we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities in our financial statements. In 2018, 2019 and 2020, we derived 33%, 40% and 43% of our external revenues from our consolidated affiliated entities, respectively. Based on the book value of Baidu Netcom and Beijing Perusal and taking into account major adjustments for intra-group transactions, the revenue contribution of Baidu Netcom and Beijing Perusal to the Group for each of the years 2018, 2019 and 2020 was 9%, 14% and 15% and 0%, 0% and 0% respectively. Based on the book value of Baidu Netcom and Beijing Perusal and not taking into account adjustments for intra-group transactions, the net income of Baidu Netcom and Beijing Perusal attributable to Baidu, Inc. for each of the years 2018, 2019 and 2020 was -8%, -6% and 19% and -1%, 41% and -3% respectively.

Contractual Arrangements Relating to Our Consolidated Affiliated Entities

The following is a summary of the material provisions of the contractual arrangements relating to Baidu Netcom, Beijing Perusal and Beijing iQIYI.

Exclusive Technology Consulting and Services Agreement

Pursuant to the exclusive technology consulting and services agreement between Baidu Online and Baidu Netcom, Baidu Online has the exclusive right to provide to Baidu Netcom technology consulting and services related to, among other things, the maintenance of servers, software development, design of advertisements, and e-commerce technical services. Baidu Online owns the intellectual property rights resulting from the performance of this agreement. Baidu Netcom agrees to pay service fees to Baidu Online and Baidu Online has the right to adjust the service fees at its sole discretion without the consent of Baidu Netcom. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

HISTORY AND CORPORATE STRUCTURE

Each of the exclusive technology consulting and services agreements between Baidu Online and Beijing Perusal and Beijing QIYI Century and Beijing iQIYI contains substantially the same terms as those described above, except that the terms regarding determinant of the service fees may differ and that the initial term of the exclusive technology consulting and services agreement between Beijing QIYI Century and Beijing iQIYI dated November 23, 2011 is ten years, and has been extended.

Operating Agreement

Pursuant to the operating agreement amongst Baidu Online, Baidu Netcom and the nominee shareholders of Baidu Netcom, Baidu Online provides guidance and instructions on Baidu Netcom’s daily operations and financial affairs. In addition, Baidu Online agrees to guarantee Baidu Netcom’s performance under any agreements or arrangements relating to Baidu Netcom’s business arrangements with any third party. In return, Baidu Netcom agrees that without the prior consent of Baidu Online, Baidu Netcom will not engage in any transactions that could materially affect the assets, liabilities, rights or operations of Baidu Netcom, including, without limitation, incurrence or assumption of any indebtedness, sale or purchase of any assets or rights, incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party or transfer of any agreements relating to its business operation to any third party. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

The operating agreement amongst Baidu Online, Beijing Perusal and its shareholders contains substantially the same terms as those described above.

Pursuant to the amended and restated business operation agreement amongst Beijing QIYI Century, Beijing iQIYI and its shareholder, Beijing QIYI Century provides guidance and instructions on Beijing iQIYI’s daily operations and financial affairs. In addition, Beijing QIYI Century agrees to guarantee Beijing iQIYI’s performance under any agreements or arrangements relating to Beijing iQIYI’s business arrangements with any third party. The agreement can only be unilaterally revoked by Beijing QIYI Century. The initial term of the agreement is ten years, which has been extended, and can be further renewed at Beijing QIYI Century’s discretion.

License Agreements

Baidu Online and Baidu Netcom have entered into a software license agreement and a web layout copyright license agreement. Pursuant to these license agreements, Baidu Online has granted to Baidu Netcom the right to use, including but not limited to, a software license and a web layout copyright license. Baidu Netcom may only use the licenses in its own business operations. Baidu Online has the right to adjust the service fees at its sole discretion. The software license agreement and web layout copyright license agreement have been renewed since their original expiration and are in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

The web layout copyright license agreements that Baidu Online has entered into with Beijing Perusal contain substantially the same terms as those between Baidu Online and Baidu Netcom described above. The agreement is in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

Pursuant to the trademark license agreement and the software usage license agreement between Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing QIYI Century granted a non-exclusive and non-transferable license, without sublicensing rights, to Beijing iQIYI to use its

HISTORY AND CORPORATE STRUCTURE

trademarks and software. Beijing iQIYI may only use the licenses in its own business operations. Beijing QIYI Century has the right to adjust the service fees at its sole discretion. The initial term of the two agreements is five years and the software usage license agreement may be extended upon the written consent of Beijing QIYI Century. The trademark license agreement is automatically extended for successive one-year periods after its expiration unless Beijing QIYI Century early terminates the agreement in accordance with the provisions of the agreement. The software usage license agreement was extended for another 15 years after its initial term.

Business Cooperation Agreement

Pursuant to the business cooperation agreement between Beijing QIYI Century and Beijing iQIYI effective November 23, 2011, Beijing iQIYI agrees to provide Beijing QIYI Century with services, including internet information services, online advertising and other services reasonably necessary within the scope of Beijing QIYI Century’s business. Beijing iQIYI agrees to use, technology services provided by Beijing QIYI Century on its website, including but not limited to, P2P download and video on-demand systems. Beijing QIYI Century agrees to pay specified service fees to Beijing iQIYI as consideration for the internet information services and other services provided by Beijing iQIYI. Beijing iQIYI has the right to waive the service fees at its discretion. The initial term of this agreement is ten years, which has been extended, and can be further renewed at Beijing QIYI Century’s discretion.

Exclusive Equity Purchase and Transfer Option Agreement

Pursuant to the exclusive equity purchase and transfer option agreement by and among the Company, Baidu Online, Baidu Netcom and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom have irrevocably granted the Company or its designated person(s) (including Baidu Online) an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Baidu Netcom for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The nominee shareholders must remit to Baidu Online any amount that is paid by Baidu Online in connection with the purchased equity interest as requested by the Company or its designated person(s) (including Baidu Online) to the extent permitted by the applicable laws. The Company or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full amount. Any and all dividends and other capital distributions from Baidu Netcom to the nominee shareholders must be paid to the Company in full amount. The Company or its designated person(s) (including Baidu Online) also have the exclusive right to cause the nominee shareholders of Baidu Netcom to transfer their equity interest in Baidu Netcom to the Company or any designated third party. The Company will provide unlimited financial support to Baidu Netcom, if Baidu Netcom becomes in need of any form of reasonable financial support in the normal operation of business. If Baidu Netcom were to incur any loss and as a result cannot repay any loans from the Company (through Baidu Online), the Company will unconditionally forgive any such loans to Baidu Netcom upon provision by Baidu Netcom of sufficient proof for its loss and incapacity to repay. The agreement will terminate upon the transfer by the nominee shareholders of Baidu Netcom of all their equity interests in Baidu Netcom to the Company or its designated person(s) or upon expiration of the term of business of the Company or Baidu Netcom.

Each of the exclusive equity purchase and transfer option agreements amongst the Company, Baidu Online, Beijing Perusal and its shareholders and iQIYI, Beijing QIYI Century, Beijing iQIYI and its shareholders contains substantially the same terms as those described above, except that the initial term of the amended and restated exclusive purchase option agreement amongst iQIYI, Beijing QIYI

HISTORY AND CORPORATE STRUCTURE

Century, Beijing iQIYI and its shareholder is ten years, which has been extended, and can be further renewed at iQIYI’s discretion.

Commitment Letters

Pursuant to the commitment letter dated January 30, 2013, under the condition that Beijing iQIYI remains as a consolidated affiliated entity of iQIYI under United States generally accepted accounting principles and the relevant contractual arrangements remain in effect, iQIYI and Beijing QIYI Century undertake to provide financial support to Beijing iQIYI for any financial loss that might affect its business operation occurred before and after the execution of the commitment letter as permitted by relevant laws. Such financial support shall be forgiven by iQIYI and Beijing QIYI Century.

Loan Agreements

Pursuant to loan agreements amongst Baidu Online and the nominee shareholders of Baidu Netcom, Baidu Online provided loans with an aggregate amount of RMB13.4 billion to the nominee shareholders of Baidu Netcom solely for the latter to fund the capitalization of Baidu Netcom. The loans can be repaid only with the proceeds from the sale of the nominee shareholders’ equity interest in Baidu Netcom to Baidu Online or its designated person(s). The term of the loan agreements with the two nominee shareholders of Baidu Netcom will expire on July 9, 2029 and August 19, 2029, respectively, and can be extended with the written consent of both parties before its expiration.

Pursuant to loan agreements amongst the shareholders of Beijing Perusal and Baidu Online, the amount of loans extended to the respective shareholders of Beijing Perusal is RMB3.2 billion. The term of the loan agreements will expire on March 30, 2028 and October 29, 2029, respectively, and can be extended with the written consent of both parties before its expiration. Each of the loan agreements amongst Baidu Online and the respective shareholders of Beijing Perusal, and Beijing QIYI Century and the shareholders of Beijing iQIYI, contains substantially the same terms as those described above, except that the amount of the loans and the contract expiration date varies. Beijing QIYI Century has extended the term of the amended and restated loan agreement.

Proxy Agreement/Power of Attorney

Pursuant to the proxy agreement amongst the Company and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom agree to entrust all the rights to exercise their voting power and any other rights as shareholders of Baidu Netcom to the person(s) designated by the Company. Each of the nominee shareholders of Baidu Netcom has executed an irrevocable power of attorney to appoint the person(s) designated by the Company as their attorney-in-fact to vote on their behalf on all matters requiring shareholder approval. Any action taken by such attorney-in-fact in relation to the entrusted rights shall be directed and approved by the Company. The proxy agreement will be in effect for as long as the relevant nominee shareholder of Baidu Netcom holds any equity interests in Baidu Netcom unless terminated in writing by the Company. Each of the powers of attorney will be in effect for as long as the relevant nominee shareholder of Baidu Netcom holds any equity interests in Baidu Netcom.

Each of the proxy agreements or shareholder voting rights trust agreements amongst the Company and the shareholders of Beijing Perusal and between Beijing QIYI Century and the shareholder of Beijing iQIYI contains substantially the same terms as those described above. Each of the proxy agreements or shareholder voting rights trust agreements will be in effect for an unlimited term unless terminated in writing by the Company or other subsidiaries. Each of the powers of attorney or shareholder voting

HISTORY AND CORPORATE STRUCTURE

rights trust agreements will be in effect for as long as the shareholder of Beijing Perusal or Beijing iQIYI holds any equity interests in Beijing Perusal or Beijing iQIYI, as the case may be.

Equity Pledge Agreement

Pursuant to the equity pledge agreement amongst Baidu Online and the nominee shareholders of Baidu Netcom, the nominee shareholders of Baidu Netcom shall pledge all of their equity interests in Baidu Netcom to Baidu Online to guarantee their obligations under the loan agreements and Baidu Netcom’s performance of its obligations under the exclusive technology consulting and service agreement. If Baidu Netcom or the nominee shareholders breach their respective contractual obligations, Baidu Online, as the pledgee, will be entitled to certain rights, including the right to sell the pledged equity interests. The nominee shareholders of Baidu Netcom agree not to dispose of the pledged equity interests or take any actions that would prejudice Baidu Online’s interest. The equity pledge agreement will terminate on the date when Beijing Netcom and its shareholders have completed all their respective obligations under the exclusive technology consulting and service agreement and the loan agreements.

Each of the equity pledge agreements amongst Baidu Online and the shareholders of Beijing Perusal and Beijing QIYI Century and the shareholder of Beijing iQIYI, contains substantially the same terms, including its term to expiration, as those described above.

The diagram below illustrates the general structure of the economic flow and control under the VIE structure created by the contractual arrangements described above:

Notes:
(1)	” “ denotes the direction of legal and beneficial ownership.
(2)	” “ denotes the contractual arrangements among the variable interest entities, their nominee shareholders, and corresponding subsidiaries (being Baidu Online and Beijing QIYI Century).
(3)	Baidu Netcom, Beijing Perusal and Beijing iQIYI.

Through design of the aforementioned agreements, the nominee shareholders of these affiliated entities have effectively assigned their full voting rights to the Company/iQIYI, which gives the Company/iQIYI the power to direct the activities that most significantly impact the affiliated entities’ economic performance. The Company/iQIYI obtains the ability to approve decisions made by the affiliated entities and the ability to acquire the equity interests in the affiliated entities when permitted by PRC law. The Company/iQIYI is obligated to absorb losses of the affiliated entities that could potentially be

HISTORY AND CORPORATE STRUCTURE

significant to the affiliated entities through providing unlimited financial support to the affiliated entities or is entitled to receive economic benefits from the affiliated entities that could potentially be significant to the affiliated entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, the Company/iQIYI is determined to be the primary beneficiary of these affiliated entities. Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and these affiliated entities through these contractual arrangements, and we consolidate these affiliated entities through the Company/iQIYI.

We have also entered into contractual arrangements with several other affiliated entities and their respective nominee shareholders, including iQIYI’s affiliated entities and their respective nominee shareholders, through some of our subsidiaries other than Baidu Online and Beijing QIYI Century, which result in the Company/iQIYI or relevant subsidiaries, as the case may be, being the primary beneficiaries of the relevant affiliated entities. As a result of these contractual arrangements, there exists a parent-subsidiary relationship between us and the relevant affiliated entities, and we consolidate these affiliated entities through the subsidiaries.

Confirmations and risks relating to the variable interest entity structure

Our PRC Legal Adviser is of the opinion that:

(a)	the current ownership structure of our variable interest entities and the corresponding subsidiaries in China is not in violation of applicable PRC laws and regulations currently in effect;

(b)

each of the contractual arrangements entered into by the Company, our variable interest entities, the corresponding subsidiaries and their respective shareholders governed by PRC laws and regulations are validly executed, legal and binding, and does not result in violation of any applicable PRC laws and regulations or their respective articles of association currently in effect; and

(c)

each of the contractual arrangements entered into by our variable interest entities, the corresponding subsidiaries and their respective shareholders governed by PRC laws and regulations have not been deemed as “concealment of illegal intentions with a lawful form” and void under the PRC Contract Law and, subsequent to the expiration of the PRC Contract Law and the PRC Civil Code being effective on January 1, 2021, are not deemed as void under applicable PRC laws and regulations currently in effect.

Based on the above, our directors believe that the agreements underlying the contractual arrangements as described above that confer significant control and economic benefits from the variable interest entities to us are enforceable under the relevant laws. Nevertheless, any violations by the variable interest entities of our agreements with them could disrupt our operations or adversely affect our services. Appropriate arrangements have been made to protect the Company’s interests in the event of death or certain indebtedness of the nominee shareholders.

Additionally, we have been advised by our PRC Legal Adviser that there are substantial uncertainties regarding the interpretation and application of current and future PRC Laws. Accordingly, PRC regulatory authorities or courts may take a view that is contrary to the opinion of our PRC Legal Adviser. It is uncertain whether any new PRC Laws relating to contractual arrangements will be adopted, or if adopted, what the Laws would provide. If we or our variable interest entities are found to be in violation of existing or future PRC Laws, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authority would have broad discretion to take action in

HISTORY AND CORPORATE STRUCTURE

dealing with the violation or failure, in which case we could be subject to severe penalties, including being prohibited from continuing our operations or unwinding the contractual arrangements.

We have considered the costs and difficulties of acquiring insurance on commercially reasonable terms, and consider it impractical for us to have insurance to cover these risks. Accordingly, we have not purchased insurance to cover the risks relating to the contractual arrangements.

As of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC regulators in operating our business through our variable interest entities under the contractual arrangements.

Listing on Nasdaq

On August 5, 2005, we listed our ADSs on Nasdaq under the symbol “BIDU.” Since the date of our listing on Nasdaq and up to the Latest Practicable Date, our Directors confirm that we had no instances of non-compliance with the rules of Nasdaq in any material respects and to the best knowledge of our Directors having made all reasonable enquiries, there is no matter that should be brought to investors’ attention in relation to our compliance record on Nasdaq. The Joint Sponsors, on the basis of above and independent due diligence conducted (including but not limited to independent searches and interviews with the Company’s management and Directors), concur with the Directors’ view above.

We believe that the Listing on the Hong Kong Stock Exchange will present us with an opportunity to further expand our investor base and broaden our access to capital markets.

SAFE Registration

Pursuant to the Circular of the SAFE on Foreign Exchange Administration of Overseas Investment, Financing and Round-trip Investments Conducted by Domestic Residents through Special Purpose Vehicles (關於境內居民通過特殊目的公司境外投融資及返程投資外匯管理有關問題的通知, “SAFE Circular 37”), promulgated by SAFE on July 4, 2014 and which replaced the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies (關於境內居民通過境外特殊目的公司融資及返程投資外匯管理有關問題的通知, “SAFE Circular 75”), (a) a PRC resident must register with the local SAFE branch before he or she contributes assets or equity interests to an overseas special purpose vehicle (the “Overseas SPV”) that is directly established or indirectly controlled by the PRC resident for the purpose of conducting investment or financing, and (b) following the initial registration, the PRC resident is also required to register with the local SAFE branch for any major change, in respect of the Overseas SPV, including, among other things, a change of Overseas SPV’s PRC resident shareholder(s), the name of the Overseas SPV, terms of operation, or any increase or reduction of the Overseas SPV’s capital, share transfer or swap, and merger or division. Pursuant to SAFE Circular 37, failure to comply with these registration procedures may result in penalties.

Pursuant to the Circular of the SAFE on Further Simplification and Improvement in Foreign Exchange Administration on Direct Investment (關於進一步簡化和改進直接投資外匯管理政策的通知), “SAFE Circular 13”), promulgated by SAFE on February 13, 2015, the power to accept SAFE registration was delegated from local SAFE to local banks where the assets or interests in the domestic entity are located.

As advised by our PRC Legal Adviser, Mr. Robin Yanhong Li, our chairman, chief executive officer and principal shareholder, who is a PRC resident, has registered, and updated registration when required, with the relevant local SAFE branch.

INDUSTRY OVERVIEW

Baidu Core offers products and services in three growth engines, namely Mobile Ecosystem, AI Cloud and Intelligent Driving & Other Growth Initiatives. This section sets out overview of the industries and markets relating to these growth engines, including China’s (i) knowledge-and information-centric internet platforms, (ii) cloud service market, (iii) intelligent driving industry, (iv) new energy vehicle market, (v) smart devices market, (vi) AI chip industry and (vii) Internet healthcare industry. In addition, with respect to iQIYI, this section provides certain information about the online entertainment industry in China.

Overview of Artificial Intelligence in China

Artificial Intelligence technologies have developed differently in different parts of the world. However, according to the CIC Report, building a powerful AI system requires (i) chips and cloud computing to provide sufficient computational power to process massive amounts of data, (ii) a deep learning framework and model library, especially from open-source AI platforms, to enable developers to build high-quality AI algorithms and (iii) application-level capabilities, such as speech recognition, computer vision, optical character recognition and NLP, that help realize the abilities to perceive, understand and make decisions.

China is at the forefront of AI technology development. In 2019, China ranked No.1 globally in terms of total number of AI research papers published, No.1 globally in terms of number of AI patent applications and No.2 globally in terms of total number of AI companies, according to the CIC Report. Chinese AI companies also raised the highest amount of capital globally from 2015 to 2019. Since 2015, China’s investment in AI has surpassed that of the U.S. and reached approximately US$46.76 billion in 2019, compared with US$38.65 billion in the U.S, according to the CIC Report.

To compete successfully, AI companies shall possess the following criteria: (i) a robust ecosystem where ample data is available for machine learning and algorithm enhancement, (ii) technologically superior and cost-effective hardware and software integrated solutions and (iii) sufficient financial resources to support research and development and talent retention, as the path to monetization can be long and uncertain, according to the CIC Report. To date, Baidu is the only Chinese company to have developed full-stack AI capabilities ranging from chip design to deep learning framework and application-level AI capabilities, according to the CIC Report, resulting in its leadership in the following areas:

•	Baidu holds the largest number of AI patent applications in China as of October 30, 2020.

INDUSTRY OVERVIEW

Top Companies by Cumulative Number of AI Patent Applications in China

(October 30, 2020)

Source: CIC Report, China National Industrial Cyber Security Development Center

•	Baidu holds the largest number of AI patents in China as of October 30, 2020.

Top Companies by Cumulative Number of AI Patents in China

(October 30, 2020)

Source: CIC Report, China National Industrial Cyber Security Development Center

•

PaddlePaddle, Baidu’s open-source deep learning framework, ranked No.2 globally in terms of cumulative number of pull requests as measured in GitHub, the most popular open-source technology community in the world, as of December 31, 2020.

Top Open-Source Frameworks Globally by Cumulative Pull Request

(December 31, 2020)

Source: CIC Report, GitHub

•	Baidu AI Open Platform ranked No.1 in China in terms of number of developers as of December 31, 2020.

Top Open Platforms in China by Number of Developers (December 31, 2020)

Notes:

(1)	Platform W is an open platform established by Company W, a voice focused AI solution provider.
(2)	Platform X is an open platform established by a public cloud services provider owned by a leading Internet company, Company X.
(3)	Platform Y is an open platform established by a public cloud services provider owned by a leading Internet company, Company Y.

Source: CIC Report

INDUSTRY OVERVIEW

Advancement in computing power, algorithm and data volume, combined with significant financial resources and human capital, will continue to drive the development of AI technologies and related downstream fields such as AIoT and other AI-enabled products and services. Massive amounts of data will be produced, which will further enhance algorithms to eventually develop human-like intuition and behaviors.

Overview of Knowledge-and-Information-Centric Internet Platforms in China

China’s knowledge-and-information-centric Internet platforms include online search platforms, newsfeed platforms and other knowledge-and-information-centric online platforms. According to the CIC Report, China’s knowledge-and-information-centric Internet platforms play an important role in China’s Internet industry, with over 600 million active users, who spent a daily average of approximately 2.4 hours on these platforms in 2019. AI technologies are crucial for crawling unstructured Internet data, understanding user’s queries and recommending relevant content to users, which make knowledge-and-information-centric Internet platforms an integral part of the Internet space.

As a result of their massive user base and strong ability to help generate high consumer conversion rate, knowledge-and-information-centric Internet platforms have been attractive to brands for empowering their marketing and promotional activities. Consequently, online advertising has been the main source of revenue for knowledge-and-information-centric Internet platforms.

Key Trends and Drivers

According to the CIC Report, the key trends and drivers of the knowledge-and-information-centric Internet platforms include:

•	Emergence of “super app”

A super app is an app that encompasses and integrates a variety of functions from other apps and sites, such as search, Q&A, video, live streaming and e-commerce, without the need to direct users to other apps or sites. Therefore, a super app can better analyze and understand user behavior, improve and expand its functions and further increase user time spent in the app.

•	Combining search and feed

Search engines traditionally respond to user’s queries by providing a list of links that direct users to other sites for searched information and content. In the era of smart phones, as a result of smaller screen size as well as the ability to accurately track user behavior, many platforms aim to provide personalized and curated content. By predicting and recommending to users content from the platforms themselves and third-party sources, apps can offer users higher levels of interaction and result in a higher conversion rate.

•	AI-enhanced search methods

Historically, traditional search requires users to manually type key words. AI technologies, such as speech recognition and computer vision, allow users to communicate their intent more naturally and efficiently, through speech and image scanning, than through typing. Search interactions provide valuable user intent information that can be used to further enhance AI recommendation algorithms.

•	More diversified monetization channels

Better user understanding and increased user traffic could lead to faster growth in advertising revenue, as well as revenue generated from services provided to individuals (e.g., membership, online literature, online audio, and live broadcasting), which amounted to RMB214.9 billion in 2019, and is expected to increase to RMB750.5 billion in 2025, representing a CAGR of 23.2% between 2019 and 2025.

INDUSTRY OVERVIEW

Market Size

The market size of advertising on knowledge-and-information-centric Internet platforms in China has grown from RMB89.6 billion in 2015 to RMB173.6 billion in 2019, representing a CAGR of 18.0%, according to the CIC Report. The market size is expected to reach RMB342.0 billion in 2025, representing a CAGR of 12.0% between 2019 and 2025.

Market Size of Advertising on Knowledge-and-Information-Centric Internet

Platforms in China (2015-2025E)

Source: CIC Report

Competitive Landscape

According to the CIC Report, Baidu has been the No.1 search engine in China in the last decade in terms of revenue and number of users, as well as the No.1 “search-plus-feed” app in China in terms of MAUs and DAUs in December 2020. Baidu is also the No.1 knowledge-and-information-centric Internet platform in China in terms of online advertising revenue in 2019 and the only company with leading position in both search and feed advertisement.

INDUSTRY OVERVIEW

Our market share in search engine market in China keeps stable in recent 3 years. As illustrated by the table below, we have the highest market share (in terms of revenue in 2020), MAU and DAU among our peers which operate search engines in China.

Ranking	Companies	Market share in terms of revenue (2020, %)	Average MAUs (2020, in millions)	DAUs (2020, in millions)
1	Baidu	72.7%	538.28	208.06
2	Search engine α(1)	7.9%	61.14	26.36
3	Search engine ß(2)	6.6%	29.94	6.79
4	Search engine g(3)	N/A	2.12	0.69

Notes:

(1)	Search engine α is a search engine with over 10 years history.
(2)	Search engine ß is a search engine acquired by a leading Internet company, Company Y.
(3)	Search engine g is a search engine owned by a leading Internet company, Company X.

Source: CIC report

There are vertical service providers in the forms of mobile apps and/or websites that allow users to search within their closed ecosystems. These players often purchase traffic from search engines and try to retain their users by offering comprehensive services on their platforms. Concurrently, Baidu is also extending its service offerings in various verticals, such as healthcare, business-to-business and live streaming, to increase the vibrancy of its platform.

As illustrated by the table below, we have the highest MAU and DAU among all of the knowledge-and-information-centric Internet platforms in China.

Ranking	Companies	Average MAUs (2020, in millions)	DAUs (2020, in millions)
1	Baidu	538.28	208.06
2	Knowledge-and -information-centric Internet platform α(1)	446.88	182.24
3	Knowledge-and -information-centric Internet platform ß(2)	422.79	123.48

Notes:

(1)	Internet platform α is a knowledge-and-information-centric platform with over 10 years development history.
(2)	Internet platform ß is a knowledge-and-information-centric platform owned by a leading Internet company, Company Y.

Overview of Cloud Service Market in China

The concept of cloud services was first commercially introduced by Amazon in 2006. Since then, the market for cloud services has grown steadily globally, as enterprises continued to shift away from on-premise IT infrastructure. According to the CIC Report, China is the world’s second largest cloud service market in 2019. The penetration rate of China’s cloud service market, which is calculated by dividing the market size of cloud services by the total IT spending, was only approximately 5.1% in 2019, implying significant room for further development, according to the CIC Report.

As enterprises undergo digital transformation with a heightened focus to improve cost efficiency, cloud services in China is expected to experience tremendous growth and further penetration in the near future, according to the CIC Report.

Key Trends and Drivers

According to the CIC Report, the key trends and drivers of China’s cloud service market include:

•	Continued penetration in traditional enterprises

Cloud service’s penetration is expected to increase among traditional enterprises, due to their ability to reduce cost and improve productivity. In addition, as traditional enterprises continue to undergo digital transformation by adopting more software solutions, they will become more receptive to the shift away from on-premise infrastructure.

INDUSTRY OVERVIEW

•	Increased demand from Internet users

China has a massive number of Internet users, which will continually drive the development and growth of Internet products and services offerings. The surge of products and services will lead to increased demand for cloud services, which is sought after for its flexibility and scalability.

•	Increased multi-cloud provider preference

Multi-cloud strategies will reduce vendor dependency and cloud computing cost for enterprises. Thus, more enterprises are expected to adopt multi-cloud strategy. Benefiting from multi-cloud-provider preference, providers with neutrality, large-scale and quick ramp up capabilities are expected to have promising development prospect.

•	Increased penetration of 5G and IoT will lead to more demand for AI

The continued deployment of 5G technology will bring about significantly increased data transmission speed. This will benefit the development of video content as well as IoT, which will in turn vastly increase the demand for data storage and processing. In addition, IoT often requires AI technologies to interact with users, which will require deployment of cloud services.

•	Favorable government policies and increased spending in intelligent transportation system

During China’s 12th Five-Year Plan (2010-2015), the cloud services industry received significant amounts of investment and such high levels of investments have continued into the 13th Five-Year Plan (2016-2020). Furthermore, to revigorate its economy in light of the impact of COVID-19, the Chinese government ramped up a series of initiatives to boost “New Infrastructure” nationwide, covering areas such as 5G networks, AI technologies, IoT development and inter-city high-speed rail systems, as well as the establishment of research and development institutions related thereto. Almost all of the applications and technologies related to these initiatives require support from cloud services.

In addition, the Chinese government has awarded RMB9.8 billion worth of intelligent transportation system (ITS) contracts in 2019, which mainly includes intelligent vehicle infrastructure cooperative system, intelligent traffic signal control system, and intelligent public transportation system projects. ITS projects are government-led initiatives aimed to mitigate traffic jams, parking difficulties and overcrowding in public transportation faced by urban commuters in China. According to the CIC Report, investment in ITS is expected to reach approximately RMB52.2 billion in 2025, representing a CAGR of 32.0% between 2019 and 2025.

Market Size

China’s cloud service market has experienced significant growth since 2015, and China has become one of the fastest growing markets in the world. IaaS, the most basic type of cloud services, represents a large portion of the cloud service market in China. PaaS and SaaS are gaining popularity among developers and enterprises, owing to their customized and function-specific nature. According to the CIC Report, the market size of public cloud services industry in China grew from RMB10.1 billion to RMB86.4 billion between 2015 and 2019, representing a CAGR of 71.1% during that period, and is expected to grow to RMB577.1 billion by 2025, representing a CAGR of 37.2% from 2019 to 2025. The chart below presents the historical and expected market size of public cloud services in China.

INDUSTRY OVERVIEW

Market Size of Public Cloud Services in China (2015-2025E)

Source: CIC Report

According to the CIC Report, many developers and enterprises are faced with the challenge of integrating AI capabilities into their existing applications and products, as well as obtaining sufficient computing power to train and improve AI algorithms to meet their business needs. It is expensive and time-consuming to build and operate highly intelligent and scalable AI capabilities. Alternatively, AI cloud services can serve as “building blocks” for developers and enterprises by providing AI capabilities in the form of API. Leveraging AI cloud services is a convenient way for developers and enterprises to incorporate AI capabilities into their existing products and services, without spending large amounts of capital to upgrade their companies’ internal IT infrastructure or develop their own AI capabilities. According to the CIC Report, this high level of flexibility is the primary reason why an increasing number of enterprises are adapting cloud-based AI services.

AI cloud solutions can be applied through PaaS and SaaS, or implemented through customized private cloud solutions. According to the CIC Report, the addressable market for AI cloud solution providers has grown from RMB0.7 billion to RMB13.3 billion between 2015 and 2019, representing a CAGR of 82.3% during the period, and is expected to reach RMB113.7 billion by 2025, growing at a CAGR of 43.0% from 2019 to 2025.

Addressable Market for AI Cloud Solutions Providers in China (2015-2025E)

Source: CIC Report

Competitive Landscape

Baidu is among China’s top four public cloud services providers and the leader in the AI public cloud service market in 2019, according to the CIC Report. Although the AI cloud service market is still at an early stage of development, Baidu has already distinguished itself as a clear market leader, according to the CIC Report. Our AI Cloud is the largest AI public cloud in China, in terms of product portfolio and APIs used by developers in 2020, according to the CIC Report.

INDUSTRY OVERVIEW

2020	AI cloud product portfolio (Unit)	APIs used by developers (Billion)
Baidu AI Cloud	~330	~58
Cloud X(1)	~260	~47
Cloud Y(2)	~240	~45

Notes:

(1)	Cloud X is a cloud services provider owned by a leading Internet Company, Company X.
(2)	Cloud Y is a cloud services provider owned by a leading Internet Company, Company Y.

Source: CIC Report

Overview of China’s Intelligent Driving Industry

Significant technological advancements have been made in the area of intelligent driving, which has evolved from providing basic driver assistance to enabling automobiles to sense and react autonomously. The graph below illustrates the key developmental stages of intelligent driving, according to the CIC Report.

Source: CIC Report

Autonomous driving is perceived as the ultimate goal of intelligent driving, and operating robotaxis, in place of taxi rides, and ride sharing, is one of the largest monetization opportunities for autonomous driving. According to the CIC Report, many intelligent driving technology companies will develop their own proprietary algorithms and then task an automaker to assemble the necessary hardware together to produce fully self-driving vehicles. Although there could be years before robotaxis become fully commercialized due to technological and regulatory reasons, the evolution of intelligent driving is currently taking place. Automated valet parking, which enables vehicles to search for nearby parking and park itself, will be offered by multiple automakers in 2021 car models, according to the CIC Report. Going forward, it is expected that more intelligent driving solutions with a wide range of functionalities and capabilities, will be made available to consumers.

INDUSTRY OVERVIEW

Key Trends and Drivers

According to the CIC Report, the key trends and drivers of the intelligent driving industry in China include:

•	Increased adoption of intelligent features

Sensors and cameras are becoming standard features in today’s passenger vehicles. According to the CIC Report, around 40% of new passenger vehicles sold in China in 2019 were equipped with L1/L2 capabilities. Consumers have been increasingly receptive to these new features, due to their ability to significantly improve safety and reduce risk of accidents, which encourages automakers to install such intelligent features in more vehicles in the future.

•	Continued rise in labor cost

Labor cost represents a significant portion in the taxi business. Continued rise in labor cost could give solution providers sufficient motivation to come up with alternative options, while encouraging business operators to adopt new technologies and change its existing form of operation.

•	Reduction in hardware cost

As prices for hardware, such as GPU, radar, and LiDAR, continued to decline, intelligent driving companies may increase the number of test vehicles and test miles, which will further improve autonomous driving algorithms. Also, a decline in cost also encourages automakers to adopt more advanced hardware and intelligent driving solutions in new car models.

•	Increased investment

Intelligent driving has drawn interest from a large number of investors. Continued investment and increase in start-ups entering the field are conducive to both the development of technology and commercialization of intelligent driving.

Market Size

The entire intelligent driving industry in China has significant growth potential. The total addressable market of robotaxis fleet operations, which is assumed to be equivalent to the combination of taxi, ride-sharing and rental car markets, is expected to amount to RMB1,458.1 billion in 2025, according to the CIC Report. While the robotaxi market represents significant monetization opportunity for fleet operators, it may not reach meaningful commercialization scale before 2023. In the meantime, self-driving services, such as automated valet parking and autonomous navigation, will drive industry growth. The market size for self-driving services in China is expected to increase from RMB2.3 billion to RMB399.4 billion between 2019 and 2025, representing a CAGR of 136.2% during the six-year period. The charts below present the historical and expected market size of self-driving services in China.

INDUSTRY OVERVIEW

Market Size of Self-Driving Services Industry in China (2019-2025E)

Source: CIC Report

Competitive Landscape of Autonomous Driving in China

As the leader in autonomous driving in China, Baidu Apollo has secured the largest number of autonomous driving licenses and has the highest accumulated test miles as of December 31, 2020, according to the CIC Report. Apollo’s leading scale in the autonomous driving industry, including having the most commercialized robotaxi pilot programs, enables it to collect more road scenarios from more geographic locations, as well as improve its algorithms faster and more efficiently than its peers. Accumulated miles, driving simulation and learnings from autonomous driving are used to strengthen Apollo’s competitiveness in self-driving services and V2X smart transportation solutions, and the network effect of the latter two will also boost Apollo’s strategic advantage for autonomous driving. Apollo’s autonomous driving aims to offer an alternative to Waymo’s LiDAR reliant approach by leveraging vehicle-to-road cooperative system to provide a more economical solution to autonomous driving. Unit economics will be a critical factor to the success of autonomous driving adoption. The chart below illustrates industry ranking of autonomous driving companies in China as of December 31, 2020.

Industry Ranking of Autonomous Driving Companies in China (December 31, 2020)

Overview of the New Energy Vehicle (NEV) market in China

China is one of the largest NEV markets in the world, which has significant growth potential due to the rapid development of the Chinese economy, strong support from government and improving awareness on environment protection and energy saving. Developing new energy vehicle is one of the critical solutions to help balance economy development and environment protection, gradually reducing China’s heavy reliance on oil as well as realizing the “carbon neutral” commitment by 2060.

INDUSTRY OVERVIEW

Market Size

NEV sales value has grown from RMB24.6 billion in 2015 to RMB177.8 billion in 2019 in China, representing a CAGR of 63.9%. China’s NEV market is expected to grow at a CAGR of 37.1% from 2019 to 2025, reaching RMB1,182.9 billion in 2025, according to the CIC Report.

Market Size of New Energy Vehicle Industry in China (2015-2025E)

Source: CIC Report

Key Trends and Drivers

According to the CIC Report, the key trends and drivers of NEV development include:

•	Clear government target on EV penetration rate

According to the “Energy-Saving and New Energy Vehicle Technology Roadmap 2.0” drafted under the instruction of the Ministry of Industry and Information Technology of the PRC in 2020, it is reaffirmed that the overarching development guideline of EV market is to achieve the goal that every other new car sold is an EV by 2035.

•	Various financial incentives in the form of subsidies and tax exemption

China is one of the earliest countries in the world to provide financial subsidies for EV purchasers, which demonstrates its government’s strong determination to support the development of the NEV market. According to the “Announcement on Exemption of Vehicle Purchase Tax for NEVs,” from January 1, 2021 to December 31, 2022, new energy vehicles purchased will be exempted from vehicle purchase tax.

•	Continued rollout of charging infrastructure

Ministry of Industry and Information Technology of the People’s Republic of China issued the “New Energy Vehicle Industry Development Plan (2021-2035),” in which it is estimated that the number of EVs will reach 64.2 million in 2030. According to the government target of achieving 1:1 ratio of charging pile and EV, a significant gap of 63.0 million charging piles needs be filled.

Overview of the AIoT Market in China

Driven by increased mobile penetration and advancement in AIoT technologies, smart home appliances are rapidly gaining popularity in China, having grown at a CAGR of 27.4% from 2015 to 2019 and is expected to grow at a CAGR of 7.2% from 2019 and 2025, or from approximately RMB162.2 billion to RMB233.2 billion. As a comparison, China’s home appliances market grew at a steadily CAGR of 2.2% from 2015 to 2019 and is expected to grow at a CAGR of 2.0% from 2019 to 2025, or from approximately RMB891.0 billion to RMB1,002.1 billion during the period, according to the CIC Report. While AI-enabled home appliances may operate alone, products from different brands and manufacturers do not share a common operating platform, which can be unnecessarily cumbersome to perform simple tasks. Smart devices, which are powered by smart assistant to allow for conversational AI, may serve as the control center for other home devices, as well as providing AI-enabled services, such as voice search and skills store.

INDUSTRY OVERVIEW

Overview of the Smart Devices Market in China

The smart devices market, including smart speakers without display, smart displays and smart earphones that connect with AI-enabled home appliances, are empowered by AI technologies, such as speech recognition, NLP and computer vision. Smart devices, which primarily interact with users through conversational AI, may offer a wide range of proprietary and third-party content and services through its skills store. Baidu is a leading provider of skills through its DuerOS skills store, because it enables developers to convert their smart mini programs from Baidu App, which draws a large developer community with over half a billion MAUs, into DuerOS skills for smart devices and smart vehicles.

Given the wide range of functionalities that a smart device can offer, such as search, music, video, online game, online literature and e-commerce, the large amount of time one can spend at home, and in the case of smart displays, a larger screen than smart phones, there are many monetization possibilities that smart devices can offer.

Key Trends and Drivers

According to the CIC Report, the key trends and drivers of China’s smart device market include:

•	Increased penetration of WiFi and IoT

Lower cost and increased demand for the Internet has made Internet connectivity and smart functions more commonly found in home appliances. As smart appliances increase, a network of smart appliances can formed around smart devices powered by a smart assistant, and the smart assistant that better understands human expression, does search well and provides an abundant functionality stand to benefit.

•	Advancement in AI technologies

With AI technologies continue to improve, smart devices will be able to better understand and respond to user needs and expand in functionality. While most smart devices are still limited by their placement and typically require voice activation in close vicinity, Xiaodu smart devices, powered by DuerOS smart assistant, is a leader in leveraging AI capabilities, including speech recognition, NLP and computer vision, by using internally designed Baidu Honghu chips. Consequently, Xiaodu smart devices enable far field as well as allowing users to interact more naturally through hand gestures and facial expressions, beyond conversational AI.

•	Increased adoption of skills store

With the adoption of skills store from smart devices, online content and services have grown significantly both in terms of genres and volume of offering. Accessibility to content and services may enrich user experience and lead to more monetization opportunities.

INDUSTRY OVERVIEW

Market Size

With a total of approximately 59.3 million devices in 2019, China’s smart devices market in terms of hardware revenue is expected to grow at a CAGR of 32.5% from 2019 to 2025, or from RMB10.2 billion to RMB55.2 billion in retail sales during the same period, according to the CIC Report. The non-hardware portion of the market, such as advertisement and content-related services, including paid membership, is expected to experience significant growth as the number of installed devices continues to grow. The charts below present the historical and expected size of the market of hardware and non-hardware revenue of smart devices:

Hardware Revenue of Smart Devices in China (2017-2025E)

Source: CIC Report

Non-Hardware Revenue of Smart Devices in China (2018-2025E)

Source: CIC Report

Competitive Landscape

Leveraging its advantage in speech recognition, NLP, computer vision and AI chip design, Baidu has launched a series of Xiaodu-branded smart displays and speakers as well as licensed its DuerOS operating system for smart devices to third-party brands and hardware. The following charts set forth the market share of top smart display and smart speaker providers in China by sales volume in 2019.

INDUSTRY OVERVIEW

Source: CIC Report

Note:

(1)	Company Z is a leading mobile device and IoT company.

Overview of the AI chip industry in China

AI chip industry is still in the early stage of development in China. The number of AI chip design companies is increasing rapidly, accompanied by the emergence of a number of market leaders. AI chips are mainly applied in areas like cloud computing, data center, edge computing, consumer electronics, smart manufacturing, intelligent driving, intelligent finance and intelligent education.

Market Size

AI chip market has grown from RMB1.9 billion in 2015 to RMB12.2 billion in 2019 in China, representing a CAGR of 59.0%. China’s AI chip market is expected to grow at a CAGR of 44.2 % from 2019 to 2025, reaching RMB109.9 billion, according to the CIC Report.

Market Size of AI Chip in China (2015-2025E)

Key Trends and Drivers

According to the CIC Report, the key trends and drivers of AI chip industry include:

•	Support from the Chinese government

The State Council of the PRC has announced plans to support the development of the AI chip industry from aspects like fiscal and taxation, investment and financing, research and development, import and export, talent development, intellectual property, market applications as well as international cooperation.

•	Development of the new data economy

The digital transformation of Chinese companies will bring about increasing demand of AI chips to support efficient handling of massive amounts of data, which will drive fast development and continuous innovation in the AI chip industry.

INDUSTRY OVERVIEW

•	Fast-growing downstream applications

AI chips have been applied in numerous cutting edge and fast-growing downstream sectors, such as autonomous driving, cloud computing, edge computing, robotics, intelligent manufacturing, “New Infrastructure”, intelligent driving, intelligent finance, intelligent education, and wearable devices. The development in these areas will in turn drive the development of the AI chip industry.

Overview of the Internet healthcare industry in China

China’s Internet healthcare market is in a stage of rapid development. The advancement of digital technology and rapid transformation of traditional hospitals drives the growth of both supply and demand in the Internet healthcare market. The Internet healthcare market mainly consists of digital solutions for hospitals, online consultation and services for patients, online retail pharmacy, healthcare insurance and mobile payment, and digital infrastructure including both hardware and software.

Market Size

The Internet healthcare market has grown from RMB49.8 billion in 2015 to RMB133.7 billion in 2019 in China, representing a CAGR of 28.0%. China’s Internet healthcare market is expected to grow at a CAGR of 41.2% from 2019 to 2025, reaching RMB1,058.4 billion, according to the CIC Report.

Source: CIC report

INDUSTRY OVERVIEW

Key Trends and Drivers

According to the CIC Report, the key trends and drivers of the Internet healthcare industry include:

•	Favorable government policies

The Chinese government has promulgated favorable policies to accelerate the development and penetration of Internet healthcare services. For instance, the government covered Internet healthcare expenditures under the government medical insurance and promoted online consultation during covid-19 pandemic.

•	Advancement of digital technology

The advancement of digital technology including AI, dig data, and block chain contributes to reducing labor cost of Internet healthcare services, developing customized healthcare services for patients and enhancing mutual trust.

•	Business expansion to the front line of industry chain

The growing availability of patient data and importance of health management will incentivize market participants to analyze personal data with digital technology and provide customized health management services for disease prevention.

Overview of Online Entertainment Industry in China

Online entertainment industry in China consists of internet video, live broadcasting, short video, online literature, digital music and recreational internet anime and comic markets. As people spend more time on mobile phones, the market size of China’s online entertainment industry has grown steadily. Online entertainment is popular for the easy access, innovative entertainment formats, customized content and creative flexibility.

Competitive Landscape

iQIYI has developed a diversified monetization model, such as membership services and online advertising, to capture multiple opportunities arising from the rapid growth of the online entertainment industry in China.

The following table presents iQIYI’s average mobile MAU, average mobile DAU and number of paying users, as compared to those of other industry players in China to the extent that information is available, according to the CIC report.

	Average mobile MAU (in millions)		Average mobile DAU (in millions)		Number of Paying Users (in millions)
	2019	2020	2019	2020	As of December 31, 2019	As of September 30, 2020
iQIYI	557.3	549.8	113.0	107.2	106.9	104.8
Video Y	544.4	511.2	111.2	109.1	106.0	120.0
Video X	351.7	254.7	67.3	46.9	N.A.	N.A.

Notes:

(1)	Video Y is a video platform owned by a leading Internet company, Company Y.
(2)	Video X is a video platform acquired by a leading Internet company, Company X.

Source: CIC report

Source of Information

We commissioned CIC to conduct research, provide an analysis of, and to produce the CIC Report on the markets in which we operate. CIC is an independent market research and consulting company that provides industry consulting services, commercial due diligence, and strategic consulting services to both institutional investors and corporations. We incurred a total of RMB650,000 in fees and expenses for the preparation of the CIC Report. CIC undertook both primary and secondary research using a variety of resources. Primary research involved interviewing key industry experts and leading industry participants. Secondary research involved analyzing data from various publicly available data sources, including the National Bureau of Statistics of China, Chinese Government releases, annual reports published by relevant industry participants, industry associations, CIC’s own internal database and other relevant sources. CIC’s projection on the size of each of the related markets in China takes into consideration various factors, including (i) that the overall global social, economic, and political environment is expected to maintain a stable trend over the next decade; (ii) that related key industry drivers are likely to continue driving growth in the aforementioned markets during the forecast period, including steady economic growth, fast growing data volume, large amount of investment in AI, and supporting policies and regulations; and, (iii) that there is no extreme force majeure or industry regulations by which the market situation may be affected either dramatically or fundamentally.

OUR BUSINESS

Overview

Our mission is to make the complicated world simpler through technology.

We are a leading AI company with a strong Internet foundation. We have been investing in AI since 2010, to improve search and ad monetization, and have used “Baidu Brain,” our core AI technology engine to develop new AI businesses. The breadth and depth of our AI capabilities provide the differentiating foundational technologies that power all of our businesses. According to the CIC Report, our AI leadership in China is evidenced in the following aspects:

•	We hold the largest portfolio of AI patents and AI patent applications in China as of October 30, 2020;

•	Our deep learning framework, PaddlePaddle, is the No. 1 deep learning framework in China and No. 2 globally behind Facebook Pytorch in terms of cumulative pull requests as of December 31, 2020;

•	Our Baidu Open AI Platform, with a developer community of over 2.65 million members, is the largest open AI platform in China, based on the number of developers as of December 31, 2020; and

•

Baidu OSChina, which runs on Baidu cloud infrastructure, is the largest development platform for open source activities of in China and No. 3 globally (behind GitHub and Gitlab), in terms of the number of developers as of December 31, 2020.

We are one of the very few companies that offers a full AI stack, encompassing an infrastructure consists of AI chips, deep learning framework, core AI capabilities, such as natural language processing, knowledge graph, speech recognition, computer vision and augmented reality, as well as an open AI platform to facilitate wide application and usage. Our technological innovation in AI has been well recognized by the global community. For instance, ERNIE, our natural language processing framework, became the first AI model to score above 90 on GLUE (General Language Understanding Evaluation), which is widely considered as the benchmark for testing AI language understanding, and won the SAIL (Super AI Leader) award, the highest honorary recognition at the 2020 World Artificial Intelligence Conference. We have put our leading AI into innovative use. For example, we are the first to receive driverless licenses in China and the U.S. and we are testing driverless vehicles in China.

Baidu was founded as a search engine business in 2000 with the belief that technology can change the way people discover and consume information. At the heart of Baidu search is its ability to better understand a users’ search queries and to answer these queries by matching the most relevant information in ranked search results. To achieve this, we continuously innovate and develop new technologies and products that enhance Baidu search user experience. We began to use AI a decade ago to power these technologies in order to better match user search intent with the large amount of information on the Internet. For instance, our natural language processing, an AI capability, enables the understanding of important details of a query, particularly in complex conversational queries. This helps optimize search results returned and increase the satisfaction rate of users. Years of tagging, understanding and intelligently processing all forms of content on the Internet—text, images and videos—with AI has helped us develop Baidu Brain, our core AI technology engine, which in turn has enabled us to further develop leading AI technologies and commercialize them through products and services for consumers, enterprises and the public sector. Our ability to continuously invest heavily in research and development is made possible by the durable revenue that we generated as a leading Internet platform.

The widespread usage of our open AI platform by developers and businesses creates a network effect for our AI technologies, products and services. The more developers and businesses use our AI models, tool kits and services, the better our AI capabilities become, which in turn further increase the attractiveness of our AI platform to developers and business communities. This network effect helps us obtain unique insights into different kinds of products and services that are in demand and have real-world application across different industries, setting a strong foundation for us to make investment decisions and lead with technology, products and services in the markets that we have entered.

Our large portfolio of products and services is accessed by over one billion devices monthly, and our business spans across an ecosystem of hundreds of millions of users, millions of developers and hundreds of thousands of enterprises. Our usage of a strong technology foundation to support an open platform business model not only draws more participants into our ecosystem, but also adds richness and vibrancy to our ecosystem, strengthening the long-term prospect and vitality of our business overall.

We usually start the development of a business with a strong technology platform, on which we build products and services for our customers and users, and through an open platform architecture, we attract a wide array of partners to our ecosystem to expand the offerings to our customers and users. The platform could then grow organically and by leveraging the power of our partners in the ecosystem, which over time feed into a virtuous cycle.

OUR BUSINESS

Over the past two decades, we have demonstrated a track record for long-term growth and strong profitability, which has enabled us to invest in a diversified portfolio of products and services with large market opportunities and further improve our long-term growth prospects. Through years of investment in research, AI chip design, developer community, patents and talent development, we are turning AI into innovative use cases. Powered by AI, Baidu Core, which excludes iQIYI and contributed over 70% of our total revenues during the Track Record Period, mainly provides search-based, feed-based, and other online marketing services, as well as products and services from new AI initiatives in the following three growth engines:

•

Mobile Ecosystem: a portfolio of over one dozen apps, including Baidu App, Haokan and Baidu Post, which provides an open platform that aggregates a wide range of third-party, long-tail content and services through our AI building blocks and which helps communities connect and share knowledge and information;

•	AI Cloud: a full suite of cloud services and solutions, including PaaS, SaaS and IaaS and uniquely differentiated by our AI solutions; and

•

Intelligent Driving & Other Growth Initiatives (OGI): our growth initiatives include intelligent driving (self-driving services, including HD Maps, automated valet parking and autonomous navigation pilot, intelligent electric vehicles and robotaxi fleets), as well as Xiaodu smart devices powered by DuerOS smart assistant and AI chip development.

At the core of our Mobile Ecosystem is Baidu App, which is the No. 1 search-plus-feed app in China with an MAU of 544 million in December 2020. Unlike most mobile apps, which direct traffic to a closed content ecosystem, Baidu App, through our AI building blocks, aggregates content and services from third-party apps and websites, and directs traffic to third-party content and service providers with native-app like experience. Under an open-platform model, Baidu App can continue to grow our huge offering of third-party content and services, by leveraging our network partners of BJH Accounts, Smart Mini Program and Managed Page. Our decade-long experience with AI and the development of a powerful knowledge graph allow us to match user intent with long-tail, third-party content and services on our open platform.

Our Mobile Ecosystem also includes a portfolio of over one dozen apps, including Haokan and Baidu Post, providing a platform for people to discover and consume information through search and feed, interact and engage with creators, publishers, service providers and merchants. This native-app like experience from user acquisition to user relationship management to closed loop transactions demonstrates our value to merchants, enabling them to perform user life-time management on our platform, and has made Baidu App a leading online marketing services provider for both search and feed. Within our Mobile Ecosystem, we serve half-a-million customers by enabling them to tap into our massive user base. We monetize primarily through offering comprehensive and effective marketing services to fulfill our customers’ needs. We generate revenue primarily from providing search, feed and other marketing services, which account for a majority of our total revenues during the Track Record Period. We have made extensive use of AI technologies to develop innovative marketing services, such as dynamic ads, which recommends products from our marketing customers most fitting to each search user. Our marketing cloud also provides innovative AI capabilities to our marketing customers, so that users can still make product inquiries during non-business hours and Baidu Brain can automatically carry a conversation with users to facilitate transactions. In addition, the user engagement and user logins that have developed on our platform are enabling us to diversify monetization beyond online marketing into other services, such as live broadcasting, online games and membership.

Our AI Cloud is the leading AI public cloud service provider and a top four public cloud service provider in China in 2019, according to the CIC Report. Our AI Cloud offers a full suite of cloud services and solutions, including PaaS, SaaS and IaaS, and is differentiated with our AI solutions. Leveraging Baidu Brain, our AI solutions provide customers and developers with a comprehensive

OUR BUSINESS

library of modularized solutions, including open source codes, pre-trained models, end-to-end development kits, tools and components. In addition, our AI Cloud customers can leverage our large library of key AI capabilities, such as knowledge graph, speech recognition and synthesis, natural language processing and computer vision. Our products and services, such as EasyDL and Baidu ML, make it easier for customers to use deep learning and machine learning to solve real world problems, and our cloud services are formulated to serve across different industries, including Internet, media, telecom, financial services, transportation and logistics, education and manufacturing.

Our Intelligent Driving & OGI consist of promising businesses in development with huge market opportunities, and some are at early-stage commercialization with a growing customer base. We are a market leader in intelligent driving and smart devices, and we are pursuing these large growth opportunities by leveraging our unique AI capabilities, data insights and internally developed chips. For example, in autonomous driving, Apollo is the market leader in China with 4.3 million accumulated test miles and 199 autonomous driving licenses across China, as of December 31, 2020. Our 199 autonomous driving licenses reflect the geographic reach of Apollo testing scenarios in China, compared to the second player with approximately 20 licenses. There are currently three Apollo robotaxi pilot programs running in China.

Our strong brand and market leadership in autonomous driving has carried over to intelligent driving. Apollo is a well-recognized brand among automakers. We have signed strategic agreements with 10 leading automakers to power their passenger vehicles with Apollo Self Driving services, which includes Baidu high definition (HD) Maps and automated valet parking (AVP), and we recently announced the availability of Apollo autonomous navigation pilot (ANP). Under smart display, Xiaodu was ranked No. 1 in shipments globally for 2019. We also develop AI chips internally customized for Baidu Brain and specific AI usages to improve performance and costs. We believe these initiatives will strengthen our revenue drivers for long-term growth.

iQIYI produces, aggregates and distributes a wide variety of professionally produced content, as well as a broad spectrum of other entertainment-oriented video content.

We believe we have built a large and strong portfolio of products and services to give Baidu the scale necessary to invest heavily in technology, while optimizing our future for sustainable long-term growth. We derive significant synergies by incorporating the AI developed for search into other parts of our business. For example, large daily use of our visual search and voice search may be used to improve Apollo computer vision and DuerOS speech recognition capabilities.

We generated total revenues of RMB102.3 billion, RMB107.4 billion and RMB107.1 billion (US$16.4 billion) in 2018, 2019 and 2020, respectively. Our revenue in 2020 was impacted by the COVID-19 pandemic, and we experienced revenue change of -7%, -1%, +1% and +5% year over year for the three months ended March 31, June 30, September 30 and December 31, 2020, respectively. We generated net income attributable to Baidu, Inc. of RMB27.6 billion, RMB2.1 billion and RMB22.5 billion (US$3.4 billion) in 2018, 2019 and 2020, respectively. Net income attributed to Baidu, Inc. in 2019 included a non-cash impairment loss of RMB8.9 billion from investment in Trip.com.

Baidu Core generated revenues of RMB78.3 billion, RMB79.7 billion and RMB78.7 billion (US$12.1 billion) in 2018, 2019 and 2020, respectively. Baidu Core’s revenue in 2020 was impacted by the COVID-19 pandemic, and Baidu Core experienced revenue change of -13%, -3%, +2% and +6% year over year for the three months ended March 31, June 30, September 30 and December 31, 2020, respectively. We generated net income attributable to Baidu Core of RMB33.6 billion, RMB7.6 billion

OUR BUSINESS

and RMB26.5 billion (US$4.1 billion) in 2018, 2019 and 2020, respectively. Net income attributed to Baidu Core in 2019 included a non-cash impairment loss of RMB8.9 billion from investment in Trip.com.

iQIYI generated revenues of RMB25.0 billion, RMB29.0 billion and RMB29.7 billion (US$4.6 billion) in 2018, 2019 and 2020, respectively. We generated net loss attributable to iQIYI of RMB9.1 billion, RMB10.3 billion and RMB7.0 billion (US$1.1 billion) in 2018, 2019 and 2020, respectively.

Key Financial and Operating Metrics

Baidu Core

	For the Month Ended December 31,
	2018	2019	2020
MAU of Baidu App (in millions)	435	500	544
DAU of Baidu App (in millions)	161	195	202

	For the Year Ended December 31,
	2018	2019	2020
Revenue (RMB in millions)	78,271	79,711	78,684
Operating profit (RMB in millions)	23,808	15,261	20,538

iQIYI

	As of December 31,
	2018	2019	2020
Subscribing Members (in millions)	87.4	106.9	101.7

	For the Year Ended December 31,
	2018	2019	2020
Revenue (RMB in millions)	24,989	28,994	29,707
Operating loss (RMB in millions)	(8,306)	(9,258)	(6,041)

Our Strengths

We believe the following competitive strengths contribute to our success and set us apart from our peers:

Leading technology company with world-class AI capabilities

According to a reputable global publication, we are the leading AI company in China and a top four AI company globally. We have been investing heavily in AI for over a decade, building on an innovation driven company culture, which has enabled us to achieve this leadership position.

Our unique breadth and depth of AI capabilities provide the differentiating technology foundation that powers all of our business areas. We have made our leading AI technologies open to developers and partners alike, to empower their businesses with AI and in turn increase the scale and vitality of our developer community to help improve our products and services. Our AI capabilities encapsulated on Baidu Brain, our core AI technology engine, consists of four layers—foundation, perception, cognition and platform, as well as a security module that ensures security, safety and privacy.

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The comprehensive technology stacks of Baidu Brain and our leading AI capabilities have made us the leader in China across multiple dimensions, according to the CIC Report:

Leading Technology

•  Baidu holds the largest number of AI patents and AI patent applications in China as of October 30, 2020;

•  PaddlePaddle is the No. 1 deep learning framework among Chinese companies and No. 2 globally in terms of pull requests, as measured by GitHub as of December 31, 2020;

Leading Developer Communities

•  Baidu Open AI Platform has the largest AI developer community in China, as of December 31, 2020;

•  OSChina is the largest development platform for open source activities among Chinese companies and No. 3 globally, in terms of number of developers as of December 31, 2020;

Leading Products and Services

•  Baidu App is the largest search-plus-feed app in China, in terms of MAUs and DAUs in December 2020;

•  Our AI Cloud is the largest AI public cloud services provider in China, in terms of revenue, product portfolio and APIs used by developers in 2019;

•  Apollo is the market leader in autonomous driving in China, in terms of accumulated test miles and the number of licenses received; and

•  Xiaodu Smart Display ranked No. 1 in smart display shipments globally in 2019.

Mobile Ecosystem: China’s leading content and services discovery ecosystem

Our Mobile Ecosystem serves hundreds of millions of users, millions of content and services providers and hundreds of thousands of businesses, in an ecosystem built upon Baidu App as well as a dozen other apps. In addition to a wide range of third-party content and services offered on our platform, our knowledge-and-information-centric ecosystem is distinguished with other internally developed and well recognized products, such as Baidu Wiki, Baidu Knows and Baidu Post.

As the world’s largest Chinese-based search engine, we have used AI to best meet user intent by learning about the strong correlation between search key words and our search results. Such valuable intent insight coupled with our extensive processing and indexing of the massive amount of information on the Internet has helped us create a huge knowledge graph to improve user experience. Leveraging our deep understanding of users, we added feed to Baidu App in 2016, which has helped Baidu App to become the largest search-plus-feed app in China, with 544 million MAUs in December 2020. Our deep understanding of users is further strengthened with the introduction of AI building blocks—Baijiahao (BJH) Accounts, Smart Mini Program and Managed Page.

Our AI building blocks has attracted a wide range of content and services dispersed across isolated mobile apps and websites onto our platform, so as to tap into our over- half-a-billion user base.

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BJH accounts allow creators and publishers to share their social content in an openly searchable manner, rather than having to maintain multiple social accounts on over one dozen prominent social media and timeline products in China to be easily discoverable.

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Smart Mini Program enables content and services from third-party mobile apps to be searchable and accessible within Baidu App and other apps powered by our AI building blocks without requiring users to separately download each app.

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Managed Page provides hosted solution to website owners, where they could maintain a web presence without having to pay for and maintain website infrastructure, such as servers, software and bandwidth.

In addition to the wide range of third-party content and services on our platform, we complement our Mobile Ecosystem with a large portfolio of internally developed products, to fill a void in China’s online content and services space. We have dedicated tremendous resources to and spent years on building a large portfolio of user generated content (UGC) products sharing knowledge and experience, such as Baidu Wiki, Baidu Knows, Baidu Experience, and Baidu Post. The depth and breadth of our UGC knowledge and experience library is evidenced by the numerous content pieces covering trending topics and long-tail content. Consequently, people come to know Baidu as a leading knowledge-and-information centric platform based on our wide range of third-party content and services and internally developed UGC products .

We offer merchants a marketing cloud platform, which provides CRM capabilities to help them manage and optimize the lifetime value of their customers. Together with the huge traffic and user engagement on our platform, our CRM capabilities create monetization opportunities beyond advertising. For example, merchants may add a live link to their call center as a functionality in their advertisements, and our AI-powered marketing cloud can provide automated management reports on the quality of interaction between their call center and potential customers. By understanding the type of users who are more likely to move from the search landing page to purchase, merchants can buy more effective traffic leveraging the insights of our marketing cloud platform.

AI Cloud: China’s leading AI cloud service provider

According to the CIC Report, our AI Cloud is the largest AI public cloud services provider and a top four public cloud service provider in China in 2019. Baidu Core’s cloud services revenue reached RMB9.2 billion (US$1.4 billion) in 2020, increasing by 44% from 2019.

Our AI Cloud offers a comprehensive set of cloud solutions, including IaaS, PaaS and SaaS, differentiated by the following:

•	AI PaaS powering AI solutions, including knowledge graph cloud solutions

We provide enterprise customers with cloud solutions that leverage the unique AI capabilities from Baidu Brain. For example, an AI PaaS may be installed with specific applications and AI capabilities, such as optical character recognition (OCR) and computer vision, and trained to perform certain tasks, such as simplifying receipt collection and storage for expense reporting, verifying employee identification and attendance through a facial scanner installed at elevator terminal gate, or automating the quality assurance checkpoints of an electronic component assembly line with IoT scanners that record QA testing results.

Leveraging the proprietary knowledge graph that we have built from handling large volume of information on the Internet for the last two decades, we provide differentiated knowledge-graph cloud solutions built on our AI PaaS for specific applications using pre-trained models. Knowledge-graph cloud solutions are particularly applicable when the enterprise customer has a large amount of data that requires a sophisticated knowledge graph to enable AI-powered decision support. For example, a

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utility company used our knowledge-graph cloud solution to determine the electricity capacity needed to supply a region deploying EV charging stations; a retail bank used our knowledge-graph cloud solution to improve credit risk management for lending to consumers and small and medium-sized businesses; and a large enterprise used our knowledge-graph cloud solution to recommend relevant documents to its employees to support the write up of daily and weekly management reports.

•	AI solutions setting industry standards and product standards across different industries

Our AI solutions have become standard setting in key industry verticals. For example, in the smart transportation industry, we are a pioneer and industry leader in developing vehicle-to-everything (V2X) road infrastructure. We have won smart transportation projects in over one dozen cities, including Beijing, Shanghai, Chongqing and Guangzhou, to help modern cities improve their traffic condition, road safety and air quality with AI technology. Our V2X road infrastructure also serves as an intelligent vehicle-road coordination platform. For example, it provides intelligent vehicles (self-driving services, intelligent EVs, robotaxis and connected vehicles) information of surrounding traffic and road condition, and, thus, defines the standards for traffic-related applications, which in turn drive industry adoption.

We also offer Mobility-as-a-Service (MaaS), which allows the public sector to offer autonomous driving public transportation, including Apollo robotaxi, robobus and third-party fleets, which users can order from Baidu App or Baidu Maps. Apollo MaaS is also compatible with other in-vehicle smart devices, such as DuerOS smart rear-view mirrors. Apollo MaaS also helps municipal traffic authorities monitor and prioritizes public transportation connected to our platform.

Our cloud solutions also set product standards for common usage across different industries. For example, a major telecom operator installed our automated call center solution powered by Baidu Brain two years ago to handle millions of calls per month, reducing the average call time per customer by 40%. The telecom operator has since rolled out our automated call center solution to several other call centers nationwide, and our automated call center solution has since been adopted by enterprise customers across eight different industries.

•	Comprehensive suite of products and services combined with effective cross-selling

Our AI Cloud also offers a full line of services, including CDN and IaaS for computing, storage, network, database and delivery services. Combined with our effective marketing capabilities, we have been able to demonstrate the ability to cross-sell and up-sell additional products and services to existing customers, which in turn enables us to more efficiently grow our cloud business. For example, a major financial services enterprise customer recently purchased its fifth AI cloud solution from us after its initial purchase of our automated call center solution.

Intelligent Driving & Other Growth Initiatives: Strong leadership in large AI-powered markets

In addition to our Mobile Ecosystem and AI Cloud, we are investing in large growth opportunities that we believe our leading AI capabilities and technology foundation would give us a distinct strategic advantage. Our growth initiatives include intelligent driving, Xiaodu smart devices powered by DuerOS smart assistant, Baidu Health and AI chips.

Intelligent Driving. Intelligent driving, including self-driving services, intelligent EVs and robotaxi fleets, leverages AI and other technologies to make a vehicle, or fleet of vehicles, more intelligent, all with the ultimate goal to be autonomous. Apollo is the market leader in autonomous driving in China,

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in terms of accumulated test miles and the number of test licenses received. In addition, the services and solutions of intelligent driving are made compatible with other platforms and solutions supporting our smart transportation, which leverages each other to gain a better understanding of traffic and road conditions, as well as to improve cost efficiency. Our leadership in autonomous driving, industry know-how, operating experience, transportation ecosystem understanding (from our platforms and maps), and cost advantage give us strong competitive advantages in leading the development of the intelligent driving industry.

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Apollo Self Driving. We have been investing in L3 and L4 self-driving technology to power passenger vehicles. Our self-driving services include, HD Maps, a critical component for L3 and L4 self-driving. In 2018, we introduced automated valet parking (AVP) which allows a driver to get out of the vehicle upon destination arrival and our L4 service would enable the vehicle to autopark, as well as pick up the driver from the self-parked parking lot. In 2020, we introduced Apollo autonomous navigation pilot (ANP), a system powered by Apollo’s computer vision-based autonomous driving technology and tailored for urban road conditions in China, enabling the automatic guidance of the vehicle to follow navigation route on highway, freeway and urban roads. Self-driving services have a high barrier to entry. For example, we are one of the very few companies in China to offer HD Maps. Apollo AVP and ANP services are based on years of heavy investment in autonomous driving, leveraging our knowledge from our massive accumulated test miles and simulated miles, as well as the know-how gathered from our HD Maps. We have signed strategic agreements with 10 leading automakers to install Apollo self-driving services, as of December 2020 .

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Intelligent Electric Vehicles. We recently formed a company to offer intelligent EVs, leveraging our knowhow and experience in autonomous driving, intelligent driving and smart transportation. We believe the best use of AI is when an EV is designed with consideration of software and hardware integration in mind. We have entered into a strategic partnership with multinational auto manufacturer Zhejiang Geely Holding Group (Geely) to produce intelligent EVs. Geely, which holds the distinction of best-selling Chinese automobile brand in past years, under the Volvo and Geely brands, will contribute its expertise in automobile design and manufacturing.

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Apollo Robotaxi. Robotaxi fleet operation represents a massive opportunity, and we currently have three Apollo Go Robotaxi test pilot programs in operations, in cooperation with Beijing, Changsha and Cangzhou. Apollo is the market leader in China with 4.3 million accumulated test miles and 199 autonomous driving licenses across China, as of December 31, 2020. Our 199 autonomous driving licenses reflect the geographic reach of Apollo testing scenarios in China, compared to the second player with approximately 20 licenses. Based on accumulated test miles and the number of autonomous driving licenses received, Apollo is the undisputed market leader in autonomous driving in China. Apollo Robotaxi is also unique in that it leverages the data from Apollo V2X road infrastructure and Baidu Maps, to obtain a better understanding of surrounding traffic and road conditions and a strategic cost advantage.

DuerOS Smart Assistant. Our smart assistant and smart devices have a large and engaged user base. DuerOS is the leading smart assistant in the Chinese language, powering first-party Xiaodu smart devices (smart displays, smart speakers and smart earphones), as well as third-party smart devices (smart phones, children smart watches and story machines). Xiaodu Smart Display ranked No. 1 in smart display shipments globally and Xiaodu smart speakers ranked No. 1 in smart speaker shipments in China for 2019, according to the CIC Report. The average daily activated time span per device for Xiaodu Smart Display was over 3 hours in 2020. Time spent on Xiaodu devices is contributed by the robust offering of the DuerOS skills store, which has over 4,400 skills in wide ranging genres, such as

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education, video, online game and live streaming, and a developer community of over 47,000. In the fourth quarter of 2020, we raised financing for the Smart Living Group, which develops DuerOS smart assistant, sells Xiaodu smart devices and licenses DuerOS to third-party smart device makers, at a post-money valuation of US$2.9 billion, and we remain as a super majority shareholder.

Platform-centric model cultivating vibrant ecosystems and capturing huge market opportunities.

Our platform-centric business model focuses on providing a strong technology foundation to attract and support a vibrant ecosystem of customers, users and partners. We start with the development of a strong technology infrastructure using our leading technology, and then add products and services that could be used by our customers, users and partners, as building blocks across multiple use cases, to build a platform. The platform could then grow organically and with partners in the ecosystem adding their products and services, which over time support and drive the long-term growth of our business, as illustrated by the following examples:

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Our Mobile Ecosystem brings together a huge amount of users, creators, publishers, service providers, and merchants on our platform through our AI building blocks—BJH accounts, Smart Mini Program and Managed Page. Creators, publishers and service providers may choose to grow their distinct user bases and communities on any of our family of apps, such as Baidu App, Haokan and Baidu Post, based on their preference of targeted audience. By pooling the massive traffic and consolidating the content and services across our large collection of apps onto one platform, we are able to support a much larger content and services network, which makes our ecosystem more comprehensive and vibrant, and differentiates us from standalone apps.

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By building compatible products and services across smart transportation and intelligent driving, our intelligent driving solutions can utilize Apollo’s unique vehicle-road coordination system and HD Maps to improve a vehicle’s understanding of the surrounding traffic and road conditions, which reduces the hardware needs of intelligent vehicles. The increase in surrounding traffic and road condition understanding and the optimization of cost structure of our intelligent driving solutions significantly improve our product performance and commercialization potential. Our leadership in autonomous driving, industry know-how, operating experience, transportation ecosystem understanding (from platforms to maps), and cost advantage give us strong competitive advantages in driving the development of the intelligent driving industry, which also strengthens our position in smart transportation.

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DuerOS for Auto is a smart assistant that powers auto infotainment systems and can be operated with conversational AI. DuerOS for Auto has been installed in over one million new vehicles in 2020. Our platform-centric approach enables the developers of our Smart Mini Program and DuerOS skills to easily convert their applets for the DuerOS for Auto skills store. Such versatility in our technology infrastructure is quite powerful, to enable DuerOS for Auto to leverage the developer resources for the largest search and feed app in China and the largest Chinese-language smart assistant. Our platform model draws strong synergy across the mobile, smart device and auto infotainment markets, not only pooling together our vibrant developer communities across these markets but also allowing our users in the home and auto environment to enjoy familiarity with apps in the mobile environment.

	Businesses	TAM in 2025 (RMB billion)	CAGR (2019-2025E)
Online Marketing	Knowledge and information-centric Internet platforms	342	12.0%

Non-marketing (excluding Robotaxi)	Internet Services	751	23.2%
	Cloud services	577	37.2%
	Self Driving Services & Intelligent EVs	1,582	43.6%
	Smart Devices	56	32.7%
	AI Chips	110	44.2%
	Internet Health	1,058	41.2%
	Non-marketing subtotal (excluding Robotaxi)	4,134	36.5%

Robotaxi	Robotaxi	1,458	N/A

The total addressable markets (TAM) for knowledge and information-centric Internet platforms and our non-advertising business (excluding Robotaxi) in China are estimated at RMB342 billion and RMB4,134 billion in 2025, respectively, representing a CAGR of 12.0% and 36.5% between 2019 and 2025, respectively, according to the CIC Report.

The total addressable market of Robotaxi (assuming equivalent to the combined markets of taxi, ride-sharing and rental car) in China is estimated at RMB1,458 billion in 2025, according to the CIC Report.

Strong synergies across our AI-powered markets and offerings

Baidu Brain is the underlying AI technology engine that enables us to serve different markets with AI-powered offerings, including consumer Internet, cloud services, intelligent driving, smart assistant and AI chips. Our total revenue was RMB 107.1 billion (US$16.4 billion) for the year ended December 31, 2020, and we invested RMB19.5 billion (US$3.0 billion), representing 18% of our total revenues, into research and development over the same period. Baidu Core revenue was RMB78.7 billion (US$12.1 billion) for the year ended December 31, 2020, and we invested RMB16.8 billion (US$2.6 billion), representing 21% of our total Baidu Core revenues, into research and development over the same period. Our investment in technology is among the highest in the high-tech industry, as a percentage of sales. By aligning our business around AI, we are able to pool the resources and funding from all of our businesses to support the heavy investment needed to support AI research, including large AI research labs, a huge network of servers, self-designed AI chips, intellectual property patents and a large developer community.

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Our AI capabilities were initially developed from our years of analyzing and understanding of information on the Internet. We open up our AI capabilities to the developer community to further improve our models. We also draw synergy from our products, such as visual search and voice search, which serve as reinforcements to further improve our understanding of photos and speech, respectively. Beyond search, products such as autonomous driving solutions help us improve computer vision, while products like Baidu Maps, Baidu IME (mobile keyboard) and DuerOS help us improve our understanding of speech and natural language. By operating in different markets, we not only enable the AI capabilities we build from the search environment to be used in other markets, we are also able to enhance our AI capabilities based on the learnings in other usage scenarios and contribute back to the overall AI capabilities of Baidu Brain.

We have a strategic advantage in the markets that we serve. Not only are we able to leverage our leading AI capabilities in our product and services offerings, we are able to draw upon the synergies we derive from investing in AI infrastructure and the reinforcement from our large portfolio of AI products and services.

Our focus on AI-powered markets makes us a formidable player in each of the markets that we serve, especially if our peers in these markets do not serve the wide range of AI-powered markets that we do.

Management team with decades-long proven track record of technology innovation and commercialization

We benefit significantly from our visionary and experienced management team. Combining solid technology background with in-depth understanding of the industry, together with extensive management experience, our management team is relentlessly pursuing innovative solutions to bring greater value to our users and customers. Robin Yanhong Li, our co-founder and chief executive officer, has been widely recognized as a pioneer and leading figure in China’s internet industry. In 2018, he was named as “the Innovator” by Time Magazine China. Each of Mr. Li and our chief financial officer Herman Yu has over 15 years of experience leading publicly listed companies.

Dr. Haifeng Wang, our chief technology officer, Dr. Dou Shen, our executive vice president, and Dr. Gong Yu, founder and chief executive officer of iQIYI, are reputed technologists and product managers, highly respected in our field with strong track records. Dr. Wang, with close to 30 years of research and development experience, is the president of National Engineering Laboratory for Deep Learning Technology and Applications. Dr. Wang was a fellow and former president of the Association for Computational Linguistics (ACL) and the founding chair of ACL’s Asia-Pacific chapter. Dr. Shen has served in various management roles at Baidu, including web search, display advertising and the financial services group. Prior to joining Baidu, Dr. Shen worked in the adCenter group at Microsoft and was a co-founder of Buzzlabs, a social media monitoring and analysis platform company. Prior to founding iQIYI, Dr. Gong was the president and chief operating officer of umessage.com, a top mobile internet services solution provider in China. Prior to that, Dr. Gong served in the roles of vice president, senior vice president, and chief operating officer at Sohu.com (Nasdaq: SOHU), a Nasdaq-listed company, from 2003 to 2008.

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Our Strategies

We intend to pursue the following strategies to further grow our business:

Continue to invest in technology

We aim to further strengthen our leadership in technology by continuing to invest in research and development focusing on the following areas:

•	AI computing and AI technologies: We plan to further invest in AI computing and the development of AI technologies to solidify our leading position in the markets that we serve;

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AI chips: We plan to optimize existing AI chips and develop next generation chips to further improve the operating performance of Baidu Brain and the competitiveness of our products in the marketplace, such as DuerOS smart devices and infotainment for autos; and

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Other technologies: We will continue to invest in cutting-edge technologies, such as blockchain, edge computing, quantum computing and biological computing, which is key to our long-term success as a leading technology company.

Continue to scale our AI Cloud

We will further grow our AI Cloud through commercialization in various industry verticals by offering more value to existing customers and investing in new customer acquisition. We plan to penetrate deeper in the core verticals that we have entered into, by building on our relationship with existing customers, enhancing our comprehensive cloud offerings and delivering tangible value to our customers. We intend to expand and better tailor our AI solutions to cover more verticals with strong growth potential. We will focus on capturing the massive demand from traditional enterprises and public sector organizations with the growth of the cloud market in China. In addition, we also plan to capture potential cross-selling opportunities, leveraging our existing massive marketing customer base. In particular, we will focus on solidifying our leadership position and continue to expand in the smart transportation area, which has huge monetization potential benefiting from the New Infrastructure Initiative in China.

Further develop and commercialize intelligent driving and other growth initiatives

We intend to continue improving and promoting the adoption of intelligent driving by continuously improving our products and services offerings and expanding our strategic partnerships with auto makers and the public sector. We plan to further develop and commercialize Apollo Self Driving services. We have partnered with Geely to produce EVs, hoping to leverage our know-how and capabilities in autonomous driving, intelligent driving and smart transportation. We also plan to further expand the scale and coverage of Apollo autonomous driving testing and to work with the public sector to operate robotaxi in more cities across China. We believe our efforts invested in self-driving, intelligent EV and robotaxi have huge long-term monetization potential.

On DuerOS smart assistant, we will focus on increasing its installed base on Xiaodu smart devices as well as on third-party smart devices. We will also continue to grow the offering in the DuerOS store by working closely with existing and attracting new developers. We will continue to invest in Baidu Honghu AI chip to further improve the performance and economics of Xiaodu smart devices. We aim to unlock monetization potential from value-added services on Xiaodu smart devices, especially from membership, skills store revenue share and marketing services.

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We will continue to explore new and innovative application and monetization opportunities leveraging our AI technologies.

Continue to grow our Mobile Ecosystem

We will continue to attract and retain users through the diversified and high-quality offerings of information and services on our platform, to penetrate into broader user groups through multiple channels such as pre-installation of our apps, in particular Baidu App, with OEMs.

We plan to continue to pursue our in-app strategy to enhance user engagement and build a more robust closed-loop content and services ecosystem, including the extension from information to social to purchase. We intend to further enrich our platform with content and services by optimizing our AI building blocks and marketing cloud, in order to attract more third-party content and services providers, as well as users, to our mobile ecosystem. We also plan to offer content in increasingly diversified formats, such as video and live streaming, leveraging our resources from iQIYI and potentially from YY Live.

Furthermore, we intend to strengthen our vertical and community offerings to provide superior experience to users, merchants and content providers. For example, we plan to further develop our online healthcare platform by improving telemedicine and developing other online healthcare services, to expand our content and service offering to our users.

We will continue to improve the effectiveness of our online marketing services with our AI technology, and plan to further diversify monetization channels and generate revenue from non-marketing services, such as e-commerce, online games, live broadcasting and membership.

Selectively pursue M&A and strategic investment

To complement our organic growth, we plan to selectively pursue suitable strategic partnerships, investments, alliances and acquisitions. While keeping our disciplined investment philosophy in mind, we intend to explore opportunities that are complementary to our growth strategies, particularly opportunities that would allow us to strengthen our mobile ecosystem and new AI initiatives, and to expand our user base. We also intend to focus on partnerships, investments, alliances and acquisitions that can attract new participants to our ecosystem and broaden our service offerings. In November 2020, we entered into definitive agreements with JOYY Inc. to acquire its domestic live streaming business in China, which includes YY mobile app, YY.com website and PC YY, among others.

Our Business

Our operations are primarily conducted in China, and our revenues are primarily generated from China. Our business consists of two segments: Baidu Core and iQIYI. Within Baidu Core, our product and services offerings are categorized as follows—Mobile Ecosystem, Baidu AI Cloud and Intelligent Driving & Other Growth Initiatives. Aside from Baidu Core, Baidu Inc. includes iQIYI, which became a stand-alone public company in March 2018.

Our Technology Innovation

Since our inception in 2000, we have been focusing on developing our Chinese language internet search services and solidifying our leadership position in the Chinese language search market by (i) enhancing and expanding both our core search functionality and suite of search products, to achieve traffic growth and market share expansion and (ii) developing and refining our pay-for-performance (P4P) online marketing platform business model to realize the scalability and optimize monetization.

We are the first mover to bring the search plus feed model to mobile the Chinese market, according to the CIC Report. Search service providers traditionally respond to user queries by providing a list of web-links and directing users to other sites for information and services, whereas Baidu App and other apps aggregate content and services on the Baidu platform and enable users closed loop transactions without leaving the platform. In the era of mobile Internet, as a result of smaller screen size and a platform’s ability to understand user behaviors, the search plus feed model allows users to actively discover information and services through search, and consume personalized and curated push content based on our AI-powered recommendation engine.

In 2010, we began using machine learning, a branch of AI, to improve users’ search experience. By building a large knowledge graph, for example, training a machine to recognize relationships between the huge amount of content on the Internet and key words, we can improve the relevancy of search results for our users. Content on the Internet is usually made up of text, photos with tags and short videos with background sound. By training Baidu Brain, our core AI technology engine, to recognize how the Chinese language

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is used, we are able to build strong understanding of the Chinese semantics, which has led to the development of our core AI capabilities, including knowledge graph, natural language processing, speech recognition and computer vision. We have then made our AI capabilities available to a large developer community.

Our AI technological innovation has been well recognized by leading institutions. In July 2020, ERNIE, our natural language processing framework that was launched in 2019, won the highest honorary recognition at the 2020 World Artificial Intelligence Conference, the SAIL (Super AI Leader) award. In 2019, ERNIE became the first AI model to score above 90 on GLUE, which is widely considered as the benchmark for testing AI language understanding. The ranking has been otherwise dominated by U.S. technology firms and universities.

With AI increasingly become a key driver for growth, innovation and transformation in many industries, AI deep learning frameworks function as operating systems that empower such changes. PaddlePaddle, our open source deep learning framework accessible to the global developer community, opened its source code to public in 2016. Since then, PaddlePaddle and Baidu Brain, our core AI technology engine and open AI platform that builds on PaddlePaddle, have been adopted by a thriving developer community of more than 2.65 million developers as of December 31, 2020, which is the largest AI developer community in China. This strategic decision has allowed us to continually improve Baidu Brain, PaddlePaddle and AI capabilities, enhance and differentiate our AI solutions through valuable insights from the vibrant developer community, and improve the effectiveness, accuracy and functionalities of our AI solutions, which in turn help Baidu Brain better power our businesses , including Mobile Ecosystem, AI Cloud and Intelligent Driving & Other Growth Initiatives. Below are examples of how our AI capabilities have been applied within Baidu Core:

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Mobile Ecosystem: As merchants are increasingly prioritizing mobile conversion, we offer Managed Page to merchants in order to improve their online marketing effectiveness. Merchants can open an account on our platform and port their content and services onto Managed Page as the landing page for their search results. After using Managed Page, merchants can leverage AI technology previously unavailable to them to deploy mobile advertisement with more precision thus better conversion and reach potential customers with similar user profiles. Merchants are rapidly adopting Managed Page due to improved marketing effectiveness powered by our AI capabilities.

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AI Cloud: Our AI Cloud differentiates itself by providing AI solutions based on AI capabilities and knowledge graphs. Some examples of our AI cloud solutions include: (i) a major telecom operator installing our automated call center solution powered by Baidu Brain to handle millions of calls per month, reducing the average call time per customer by 40%; (ii) a utility company using our knowledge-graph cloud solution to determine the amount of electricity needed to support a geographic region that was deploying EV charging stations; (iii) a retail bank using our knowledge-graph cloud solution to improve credit risk management for consumer and SME lending; and (iv) a large enterprise using our knowledge-graph cloud solution to recommend relevant documents to its employees to support the daily and weekly write up of management reports.

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Intelligent Driving: Leveraging our AI capabilities, especially computer vision , we are the market leader in autonomous driving in China, in terms of the number of test miles and test licenses. As of December 31, 2020, Apollo accumulated Test miles in China reached 4.3 million and we have received 199 autonomous driving licenses with extensive geographical coverage in China, compared to the second player which had approximately 20 licenses.

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DuerOS Smart Assistant: Xiaodu smart devices are powered by AI technologies, such as ERNIE, our pre-training language understanding framework to provide best-in-class rate of automatic speech recognition, rate of return and rate of satisfaction among similar products in China.

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Baidu Core

The chart below visualizes our key products and services under Baidu Core.

Baidu Core—Mobile Ecosystem

Baidu Mobile Ecosystem provides a platform for people to discover and consume information through search and feed and facilitate interaction and engagement among users, creators, service providers, and merchants, alike. In particular, our ecosystem allows merchants, creators, publishers and service

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providers to acquire users, interact with users by provide information, content, products and services, and transact with users. This marketing funnel approach from user acquisition to user engagement to monetization demonstrates our value to merchants, allowing them to build a life-time relationship of users. In addition, this platform-centric approach has enabled our Mobile Ecosystem to start diversifying commercialization beyond online marketing into other services.

Products and Services for Users

Baidu App. Our flagship app enables users to access our search, feed, content and other services through mobile devices. Baidu App offers twin-engine search and feed functions that leverage our AI-powered algorithms and deep user insight to offer users a compelling experience. Through the building blocks of BJH accounts, Smart Mini Program and Managed Page, Baidu App provides users single log-on, native-app-like experience to a wide range of information and services dispersed across isolated mobile apps and HTML5 websites, as well as merchants a full suite of marketing cloud services. Baidu App’s spanning mobile ecosystem has resulted in more users logging in. In December 2020, MAUs and DAUs of Baidu App reached 544 million and 202 million, respectively.

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Baidu Search. Users can access our search and other services through Baidu’s properties and Baidu Union partners’ properties. In addition to text inputs, users can conduct AI-powered voice search and visual search. Voice search integrates speech recognition and search technologies to enhance the user experience by providing a more natural and convenient input modality. Visual search enables the use of smart phone cameras to capture images and retrieve related content and services on the Internet. For example, users can take a photo of a plant or a pet, to identify the species.

Visual search showing the brand and detailed information of a product, along with the link to purchase the product	Visual search showing the species of the plant being searched, along with the detailed information from the Baidu wiki

We also endeavor to improve the search experience, through other AI-powered products, such as Top 1, to satisfy user queries with the first displayed search result, which we believe will be an important capability with the adoption of smart devices with smaller screens. In addition, we offer vertical search, such as video search and online literature search to our users.

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Baidu Feed. Baidu Feed provides users with personalized timeline based on their demographics and interests. Baidu Feed complements our core search product, leverages Baidu AI recommendation algorithms and monetization platform, and contributes to user engagement and retention, including content sharing, likes, and comments. Baidu Feed provides text-to-speech function to help users consume Internet content hands free, as well as leverages its large traffic to distribute video content from Haokan, Quanmin, iQIYI and third parties.

Haokan. Haokan offers a wide variety of user generated and professionally produced short videos, usually several minutes long, in coordination with MCNs. Haokan allows users to upload, view, search, rate, share, favorite, comment, and follow. Video creators and curators can distribute their content to build a fan base and receive revenue share for their content contribution.

Quanmin. Quanmin is a flash video app for users to create and share short videos, usually less than one minute long, and live videos with entertainment orientation, such as musical, dance, comedy, acting, and lip-sync. Users can shoot or upload flash videos and edit them with built-in special effects, filters and stickers. Contents are distributed in personalized timeline powered by Baidu AI recommendation algorithms.

Internally Developed Knowledge-and-Information-Centric Products

Our content and services ecosystem also includes a comprehensive portfolio of knowledge and information products developed internally, in partnership with professionals, reputable organizations and other users. For example, we provided live streaming content from healthcare industry experts in 2020, to help users better understand and cope with the COVID-19 pandemic.

Baidu Wiki. A leading wiki in China compiled by experts in specialized fields featuring high-quality columns and videos, such as Encyclopedia of Intangible Cultural Heritage, Digital Museum and Recorder of History.

Baidu Knows. An online community where users can pose questions to other users, such as individuals, professionals, and enterprises. Baidu Knows leverages Baidu’s search capabilities to help users find answers to their questions on the Internet fast and efficiently, while at the same time allow various partners of Baidu Knows to engage with their targeted users.

Baidu Experience. An online platform where users share daily knowledge and experience, providing practical tips and interesting perspectives in areas, such as software, lifestyle, and games, etc.

Baidu Post. A social media built on topical online communities. Users can post text, image, audio and video content and reply to original curation, forming valuable discussion groups. Baidu Post draws new users through close integration with search and user generated content, and has been a popular platform for celebrity fans, online game players, and online novel readers to share topical discussions, especially about current trends.

Products and Services for Partners

We attract numerous partners to our platform through our AI building blocks and Baidu Union, which help create opportunities for us to work with our partners in research and development and other business cooperation and establish long term business relationships.

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AI Building Blocks. The number of smartphones sold in China is on a decline and app installation costs have been rising, causing app developers to take interest in offering their content and services on Baidu App with native-like app experience. Similarly, website owners are experiencing the challenge to grow their business while open in-app search queries are outgrowing browser search queries. To help app developers and website owners grow their business and leverage their traffic more efficiently with AI-powered tools and capabilities, we offer Smart Mini Program and Managed Page to our partners, respectively. We also offer BJH accounts to enable content providers to place their content on our publisher network and make their content searchable.

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Baijiahao (BJH Accounts). Our publisher network aggregates articles, photos, short videos, live videos, and augmented reality clips from MCNs, media outlets, and other professional sources, for distribution through search, feed, and short video products. BJH publisher accounts reached 3.8 million in December 2020, representing a growth of 48% over the same period in 2019.

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Smart Mini Program. App developers may share their content and services in Baidu App with native-app like experience through increasingly popular applets, known as Smart Mini Program. Users can now search for and access content and services that historically were only available in standalone apps within Baidu App, without having to download and maintain so many apps on their phones. Launched in July 2018, Smart Mini Program has seen large user growth, with MAUs of Smart Mini Program reaching 414 million in December 2020.

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Managed Page. Managed Page is a hosted mobile alternative for website owners. Site owners may open an account on our platform, use our tools and services powered by AI and engage with users without having to maintain their own site and pay for server, software and bandwidth costs. Managed Page comes with industry-specific templates and is designed to provide users with more reliable and secure information.

Baidu Union. We match the promotional links of our online marketing services customers to the online properties of Baidu Union partners, which consists of a large number of partners, such as third-party websites, wap sites and mobile apps. Some Baidu Union partners, such as online portal websites and Internet cafes, also embed our products and services, such as Baidu Search or a search function powered by Baidu Search, onto their online properties, which allows Baidu Union partners to provide high-quality, relevant search results to their users without incurring the cost of development and maintenance for advanced search capabilities and monetize their traffic through revenue sharing arrangements with us. Baidu Union partners may use our content recommendation system to provide feed content and ads to their users. We typically pay our Baidu Union partners a portion of the online marketing revenues based on pre-arranged agreements.

In addition, we also enter into arrangements with Baidu Union partners to provide our search engine in their browsers. We typically pay such Baidu Union partners a fee based on prearranged agreements.

Products and Services for Customers

We, through our network of third-party agents and our direct sales team, deliver online marketing services to a diverse customer base consisting of small and medium-sized enterprises (SMEs) across industries, including healthcare, retail, e-commerce, education, personal care, real estate, home furnishing, automobile, financial services, professional services, franchising and online games. In 2020, we served around half a million enterprise customers, who are customers of our online marketing services and business services,

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Our online marketing services enable the delivery of comprehensive, rich, and diversified marketing offerings to fulfill customer needs. Our online marketing services include P4P (pay for performance) services and others. We generate revenues primarily from the sale of P4P online marketing services and other marketing services to our customers, which accounts for a majority of the our total revenue for the years ended December 31, 2018, 2019 and 2020.

P4P. Our auction-based P4P services allow customers to bid for priority placement of paid sponsored links and reach users who search for information related to their products or services. We charge our customers on a cost-per-click basis. Customers may choose to purchase search, feed and other online marketing services and have the option to set daily allowances targeting users by geography in China and specify the time period for their campaign. As our partners adopt Smart Mini Programs and Managed Page, some of them have begun to use these properties as their landing page, in lieu of their own mobile apps and websites.

Search marketing services are mainly provided to customers through our proprietary online marketing system which drives monetization efficiency by improving relevance in paid search and optimizing value for our customers.

Feed marketing services usually comprise image-based or video-based advertising, appearing between the feed headlines or within the feed content. It is powered by Baidu AI in order to better match goods and services providers with their targeted audience while optimizing user experience.

Others. Our other marketing services comprise display-based marketing services and other online marketing services based on performance criteria other than cost-per-click. Customers can choose different mix of our service offerings to optimize their return on investment. BrandZone allows customers to display integrated text, logo, image, and video in a structured and uniform manner on a prominent position of the search result page or in vertical search products, such as Baidu Knows. Programmatic marketing platform supports the placement of advertisement using standard, intelligent, or customized creativity, different purchasing methods (guaranteed delivery or real time bidding), and multiple payment methods.

Marketing cloud platform. Our marketing cloud platform integrates one-stop-shop media purchase with CRM functionalities, to allow our customers to purchase brand and performance-based marketing services, build audience and user engagement, generate leads and maintain relationships with users, leveraging tools and services powered by Baidu AI. Our marketing cloud platform helps us better understand our customers’ needs and enable our customers to leverage Baidu’s AI to simplify their marketing process and improve the effectiveness of their marketing efforts.

Our Mobile Ecosystem, built upon Baidu App as well as a dozen other apps, offers a wide range of third-party content and services to hundreds of millions of users, typically free of charge. Our AI building blocks and other products and services for partners have attracted millions of partners to become participants in our Mobile Ecosystem and generate content and services onto our platform and to tap into our over- half-a-billion user base. The more partners we bring into our Mobile Ecosystem, the better we become at providing users with a more comprehensive reach and cover content and services in more diversified formats than competing products, which in turn attracts more users and partners to our Mobile Ecosystem. For our Mobile Ecosystem business, we generate a substantial majority of our revenues from the provision of online marketing services to our customers and through third-party agents. We charge our customers periodically based on usage while requiring certain customers to pay a deposit. We also offer certain customers credit terms. In addition to offering ads on

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our platform, we serve promotional ads from our customers on the apps or website properties of Baidu Union partners. We also power the search engines of Baidu Union partners.

Baidu Core—AI Cloud

Our AI Cloud offers a comprehensive set of cloud solutions, including AI PaaS and SaaS, based on our unique AI capabilities, and IaaS in computing, storage, network, database and delivery services. Our IaaS services provide our customers the flexibility to quickly scale or cut back on their cloud computing needs without having to provide huge capital layout upfront. Our AI solutions, usually consisting of PaaS and/or SaaS, leverage our AI capabilities to improve our clients’ operational efficiency and service levels. For example, we enabled a client in the manufacturing sector to automate quality assurance checkpoints on its production line by leveraging our computer vision capabilities. This solution helped our client reduce labor cost and improve their operational efficiency. Our goal is to offer a comprehensive set of products, services, and tools to enable enterprises and the public sector to improve productivity and operational efficiency through the use of Baidu AI and cloud infrastructure.

AI Solutions. Developers and enterprises can easily access and build customizable AI solutions for various industries by leveraging our full suite of cloud-based modularized solutions, including algorithms, pre-training models and data sets in areas of speech recognition, computer vision, NLP, OCR, video analysis, and structured data analysis. Our powerful and cost effective cloud-based modularized AI solutions allow developers and enterprises to improve their own products and services and expand their use cases over time. While the services on this platform is free for developers, its wide adoption and application by our large developer community allow us to further improve our AI capabilities over time to maintain our technological advantage. Furthermore, as we have access to where the developer community and its customers are directing their efforts, we use those insights to enhance our AI solutions and direct our investments in AI capabilities targeting industries have the most commercialization opportunities.

Knowledge-Graph Cloud Solutions. We offer our large-scale knowledge graph to establish and pre-train various decision models for our customers. Using our customers’ big data, we can establish systematic knowledge graph and develop various computing models that can provide instantaneous answers to complicated decision making for our customers. Leveraging the knowledge graph that we have built from handling vast amounts of content online for the last two decades, we can provide differentiated knowledge-graph cloud solutions built on our AI PaaS for specific applications and develop various computing models that can be agilely adopted and applied to the needs of different customers across multiple industries. For example, a utility company used our knowledge-graph cloud solution to determine the amount of electricity needed to support a geographic region that was deploying EV charging stations; a retail bank used our knowledge-graph cloud solution to improve credit risk management for consumer and SME lending; and a large enterprise used our knowledge-graph cloud solution to recommend relevant documents to its employees to support the daily and weekly write up of management reports.

Industry Vertical Solutions. Leveraging our PaaS and SaaS solutions and knowledge graph, we have developed customized AI cloud solutions for our customers in specific industries, such as smart transportation, finance, manufacturing, utilities, telecom and media. Our experience in serving industry leaders in these verticals further allows us to quickly scale to provide customizable solution to serve other enterprises in the same space, supporting our deeper penetration in these verticals. For example, in the transportation industry, we are a pioneer and industry leader in developing V2X solutions, the infrastructure backbone to smart transportation, to cities in China to help them improve municipal

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traffic condition, air pollution and road safety, using Baidu AI technology. In August 2020, we won a RMB460 million project to help the city of Guangzhou to improve its traffic efficiency and safety by adopting our V2X solution. The Guangzhou project uses Apollo ACE transportation engine, which, in essence, is a transportation cloud solution that processes traffic information from Apollo MaaS and V2X, DuerOS connected vehicles and Baidu Maps, providing traffic agencies better information to improve traffic management and transportation services and offer autonomous driving services. The Guangzhou project demonstrates our technological capabilities and the advantages of our full-stack solutions, which could help us attract more contracts from other cities. As of December 31, 2020, we have won projects in over one dozen cities including Beijing, Shanghai and Guangzhou. The industry know-how from our existing businesses, such as our Mobile Ecosystem and iQIYI, also provides valuable insights on how to tailor AI Cloud solutions to customers in the technology and media industries.

Others. We offer Baidu Drive, which allows users to store and retrieve photos, videos, and other files on AI Cloud, along with other capabilities, such as group share and data transfer.

For AI Cloud, we generate revenue by providing cloud services and solutions to enterprise clients, consumers and the public sector directly or through solution integrators for a lump-sum fee or on a subscription basis. We also generate revenue from Baidu Drive from membership services provided to individual customers. Baidu Core’s cloud services revenue reached RMB9.2 billion (US$1.4 billion) in 2020, increasing by 44% from 2019. Baidu Core’s cloud services revenue reached RMB3.3 billion (US$0.5 billion) in the fourth quarter of 2020. Year-over-year revenue growth rate of our cloud services in 2020 has been accelerating to 67% in the fourth quarter of 2020 with increasing recognition of our AI capabilities and improving COVID-19 condition in China.

Baidu Core—Intelligent Driving & OGI

Intelligent Driving & OGI include developments with large total addressable markets and earlier-stage commercialization with a growing customer base, including Apollo intelligent driving and DuerOS smart assistant.

Intelligent Driving

We are the market leader in autonomous driving in China in terms of number of test miles and number of test licenses. As of December 31, 2020, we had 199 autonomous driving licenses with extensive geographical coverage in China, compared to the second player which had approximately 20 licenses. A well-known research firm, names Apollo as one of the four global leaders in autonomous driving, recognizing us as the top-tier autonomous driving company from China. Apollo is an open platform, which we believe maximizes the reach and value of our technology. As of December 31, 2020, our Apollo ecosystem has more than 200 partners, tier one suppliers and other strategic partners cumulatively.

With its focus on intelligence, Apollo provides a comprehensive, safe, secure and reliable solution that supports all major features and functions of an autonomous vehicle, helping build intelligent vehicles and smart roads through intelligent transformation. We have an extensive portfolio of autonomous driving technology infrastructures. Our experience in implementing and operating V2X solutions, accumulated test miles, and our deep learning capability helps us train models from real world and simulated data to improve the accuracy and effectiveness of our solutions.

Our ecosystem, industry know-how, road and traffic understanding, technology, experience with autonomous driving operations and cost advantage give us strong competitive advantages in

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driving the development of the intelligent driving industry, which includes Apollo Self Driving (HD Maps, AVP and ANP), intelligent EVs and robotaxi (autonomous driving fleet operation).

Apollo Self Driving. We have been investing in L3 and L4 self-driving technology to provide automakers with self-driving services. Under Apollo Self Driving, HD Maps supports L3 and L4 self-driving. In addition, we introduced AVP (our automated valet parking) services in 2018, which allow a driver to get out of the car upon arrival at his or her destination and our L4 solution would enable the vehicle to autopark, and to direct the vehicle to automatically drive to driver’s location out of the parking lot. In December 2020, we introduced ANP (our autonomous navigation pilot) services, which leverage our autonomous driving capabilities. We have signed strategic agreements with 10 leading automakers to power their passenger vehicles with HD maps and/or AVP, and we recently started accepting orders for our ANP services. These products are in the early stage of monetization and their revenue contribution is insignificant.

Intelligent EVs. We recently formed a new EV company and have entered into a strategic partnership with multinational auto manufacturer Zhejiang Geely Holding Group (Geely). We will provide intelligent driving capabilities to power the passenger vehicles, and Geely, which holds the distinction of best-selling Chinese automobile brand in past years under the Volvo and Geely brands, will contribute its expertise in automobile design and manufacturing.

Apollo Robotaxi. Robotaxi operation represents a massive opportunity. We received T4 licenses, the highest level of autonomous driving test license issued by the working group led by Beijing Municipal Commission of Transport, which permits autonomous vehicles to operate in complex driving conditions, including urban roads, tunnels, school zones and other scenarios. In September 2019, Apollo’s first robotaxi pilot program was made available to the public in Changsha, Hunan. Since then, Apollo’s robotaxi service has been made available in Beijing, Changsha and Cangzhou and has expanded into larger networks and more complex road conditions, such as downtown streets. In October 2020, Baidu fully opened the Apollo Robotaxi service to public in Beijing. Robotaxi is in the early stage of monetization and its revenue contribution is insignificant.

OGI

Baidu Health

Baidu Health’s goal is to provide doctors and hospitals more efficient online presence, through social accounts, live streaming seminars, discussion forums and telemedicine, as well as providing them with hosted management tools to remain in contact with their patients efficiently, such as messaging, appointment re-scheduling and monitoring of treatment plans. Conversely, Baidu Health help users find the doctor and hospital that best suits their different healthcare needs. Through our AI building blocks, we promote an information to social to purchase workflow, while connecting users to doctors and hospitals to improve their wellness over a lifetime. Peak-day healthcare related search queries reached 190 million in 2020.

Baidu Health consists of in-depth, authoritative healthcare content, including that from approximately 300,000 doctors and medical experts, by aggregating a wide range of third-party healthcare and wellness information from our AI building blocks, as well as from self-produced products, such as Baidu Healthcare Wiki.

Through BJH accounts, Smart Mini Programs, live streaming, and messaging tools, we enable users to engage with doctors and more than 100 hospitals nationwide and make an informed decision on selecting the doctor or hospital organization that most fits their needs, and continue to gain access to their primary doctor and affiliated hospital.

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DuerOS Smart Assistant. DuerOS is a leading smart assistant for the Chinese language, which powers first-party Xiaodu home smart devices and smart earphones, as well as third-party smart phones, children smart watches and story machines. DuerOS is differentiated by its multi-round conversation AI capabilities, leveraging internally designed Baidu Honghu AI chip, as well as by DuerOS skills store, which offers over 4,400 skills in wide ranging genres, including education, video, online game and live streaming. The wide selection of skills offered on DuerOS has allowed Xiaodu Smart Display to achieve an average daily activated time span per device of over 3 hour in 2020. In 2019, Xiaodu Smart Display ranked No. 1 in smart display shipments globally, and Xiaodu smart speakers ranked No. 1 in smart speaker shipments in China, according to the CIC Report. We generate revenue from the sale of our smart assistant devices to our customers directly and through our distribution network.

Baidu Maps. A voice-enabled mobile app providing users with travel-related services, including POI search, route planning, precise navigation, taxi-hailing service and real-time traffic condition information. Baidu Maps has a MAU of 316 million in December 2020. Baidu Maps also provides professional and stable map services to business partners across different sectors.

iQIYI

iQIYI is an innovative market-leading online entertainment service in China. iQIYI’s platform features iQIYI original content, as well as a comprehensive library of other professionally produced content (PPC), professional user generated content (PUGC) and user-generated content.

Premium content is critical to the success of iQIYI’s business. iQIYI needs to produce and license premium content in order to deliver a differentiated and engaging entertainment experience for its users. Content cost has historically accounted for the biggest portion of iQIYI’s cost of revenues. In 2020, content cost accounted for approximately 75% of iQIYI’s cost of revenues, Our content portfolio consists of original content, content licensed from third party professional content producers, as well as content uploaded by professional and other users. To cater to the tastes of Chinese users across their diverse spectrum, iQIYI licenses content from thousands of professional content providers and have built a vast and diversified library of professionally produced content. iQIYI’s content library included a wide selection of drama series, variety shows, films, kids programs, documentaries, animations, sports programs as well as other various genres of program, covering more than 30 content categories. This vast and diversified content library has helped iQIYI attract users of different ages and backgrounds and increase user engagement.

PPC. iQIYI’s PPC mainly includes original content and licensed content. As of December 31, 2018, 2019 and 2020, iQIYI’s library of professionally produced content included over 60,000, 50,000 and 40,000 titles of drama series, variety shows, films as well as other various genres of program.

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Original content. iQIYI’s original content includes both content produced in-house and content produced in collaboration with quality third-party partners. iQIYI obtains the intellectual property rights through production, adaptation or purchase from third parties, while the partners, typically established entertainment production companies, are responsible for content development and production. iQIYI maintains a high degree of control during the content development and production process. In the content production process, iQIYI leverages its deep understanding of entertainment, users and content, as well as advanced technology, to identify original literary titles or scripts with the most potential, nurture promising artistic talents and execute impactful marketing campaigns. For content produced in-house, iQIYI staffs the production with its own highly professional development team of well-recognized producers, production professionals,

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artists and a post-production editing professionals. For content produced in collaboration with quality third-party partners, iQIYI typically engages quality production companies through individual negotiation or through a competitive bidding process for the right to produce content, and iQIYI pays such production companies in the form of a guaranteed fee and/or revenue sharing.

With an illustrious track record of producing blockbuster original titles and the self-production capability spearheaded by over 50 in-house studios and partnership programs, iQIYI has become a symbol of high-quality video content. Since 2015, iQIYI has released many award-winning multi-genre original titles, such as The Lost Tomb (盜墓筆記), The Mystic Nine (老九門), Burning Ice (無證之罪), Story of Yanxi Palace (延禧攻略), The Thunder (破冰行動) and The Bad Kids (隱秘的角落). iQIYI also pioneered and produced a number of internet variety shows that are highly popular, such as The Rap of China, Idol Producer, The Big Band (樂隊的夏天) and Qipa Talk (奇葩說), the last of which was released in 2014 and wrapped up its seventh season. Leveraging its initial success, iQIYI has extended selected popular titles into multi-season format. In order to provide high-quality original content offerings to our users, iQIYI has managed to attract and retain top talents available in market and suitable for the development and production.

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Licensed content. iQIYI provides users with a curated selection of high-quality PPC from third parties. Leveraging its expertise in content selection, iQIYI have successfully debuted well-received titles such as drama series iPartment (愛情公寓), In the Name of People (人民的名義), Go Go Squid (親愛的，熱愛的), Qing Yu Nian (慶餘年), Reunion: The Sound of the Providence Season 2 (重啟之極海聽雷第二季), and variety show Keep Running Season IV (奔跑吧第四季). iQIYI licenses video content typically at fixed rates for a specified term, and pay licensing fees generally in installments upon signing of the contacts and during the licenses period. iQIYI also exchanges rights to distribute licensed content with other internet video streaming services to enrich its content library. In certain cases, iQIYI has the right of first refusal to purchase new content produced by the licensor. iQIYI’s licensed content library also features a rich collection of movies, animations, documentaries and other content.

Other Video Content. iQIYI offers a broad base of other video content with all kinds of genres, formats, and lengths of duration, such as internet movies and dramas, mini variety shows and animations, interactive videos, vertical or horizontal videos, as well as grassroot or influencer uploaded videos, edited video clips, and video blogs, or Vlogs, among others. iQIYI’s other video content expands its library and allows it to capture a broader user base, drive user engagement and enhance user stickiness.

iQIYI has developed a diversified monetization model to capture multiple opportunities arising from the rapid growth of the online entertainment industry in China. iQIYI generates revenues through membership services, online advertising services and a suite of other monetization methods. It pioneered a large scale paid content subscription business in China. It appeals to advertisers through broad and efficient user reach, as well as innovative and effective advertising products. iQIYI’s sophisticated monetization model fosters an environment for high-quality content production and distribution on its platform, which in turn expands its user base and increases user engagement, creating a virtuous cycle.

Membership Services. iQIYI’s membership services generally provide subscribing members with superior entertainment experience that is embodied in various membership privileges. Subscribing members have access to a large collection of VIP-only content comprising drama series, movies, animations, and cartoons, among others, and have earlier access to certain content aired on the iQIYI platform. Membership privileges generally include substantially ad-free streaming, 1080P or 4K high-

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definition video, enhanced audio experience, accelerated downloads and others. Subscribing member privileges also include coupons and discounts on paid on-demand films, as well as special privilege in offline events, such as exclusive access to live concerts. The number of subscribing members increased 22.3% from 87.4 million as of December 31, 2018 to 106.9 million as of December 31, 2019. Excluding individuals with trial memberships, the number of subscribing members increased by 22.7% from 86.1 million as of December 31, 2018 to 105.7 million as of December 31, 2019. As of December 31, 2020, the number of iQIYI’s subscribing members and the number of subscribing members excluding individuals with trial memberships were 101.7 million and 100.7 million, respectively.

Online Advertising. The prices of iQIYI’s advertising services depend upon various factors, including form and size of the advertising, level of sponsorship, popularity of the content or event in which the advertisements will be placed, and specific targeting requirements. Prices for the brand advertising service purchased by each advertiser or advertising agency are generally fixed under sales contracts.

Content Distribution

iQIYI sub-licenses procured third-party content within the authorized scope to other internet video streaming services. iQIYI also entered into barter agreements to exchange internet broadcasting rights of licensed content with other internet video streaming services. We distribute our selected original content to regions outside of China and to TV stations in China. Exclusive licensing agreements iQIYI enters into with the content licensors has a specified license period and provides iQIYI rights to sub-license these contents to other parties, while non-exclusive licenses do not provide iQIYI with the right to sub-license. iQIYI enters into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period, for cash or exchanging online broadcasting rights of licensed copyrights.

Technology

We focus on technology and innovation. To stay at the forefront of the internet industry and to achieve long-term growth and success, we invest heavily in research and development. We have established several research labs in China and the United States, to enhance our research and development capabilities, including AI, quantum computing and other areas.

Baidu AI

We have been investing in AI since 2010, and have developed “Baidu Brain,” our core AI technology engine, which has become a powerful technology platform that powers all of our business. We have opened up our AI platform to a large community of developers, which helps improve our AI capabilities and accelerate large-scale implementation of our AI. Request on Baidu Brain has peaked over 1 trillion hits per day in 2020.

Our AI capabilities encapsulated on “Baidu Brain,” our core AI technology engine, consist of four layers and one module, as follows:

•	a foundation layer, consisting of PaddlePaddle, our open source deep learning framework and platform, as software, Kunlun AI chips as hardware and databases as fuel;

•	a perception layer, aggregating internally developed algorithms for speech recognition and synthesis, computer vision and augmented reality & virtual reality;

•	a cognition layer, consisting of algorithms for natural language processing and knowledge graph;

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•	a platform layer, opening our technologies to partners and developers to develop a strong AI ecosystem; and

•	an AI security module that ensures Baidu Brain’s security, safety and privacy.

Baidu Brain

AI Capabilities. Baidu Brain 6.0, which was launched in September 2020, making available over 270 AI capabilities, including natural language processing, knowledge graph, speech recognition and synthesis, computer vision, etc.

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Knowledge Graph. Baidu AI consists of heterogeneous knowledge graphs of entity-graph, attention graphs, events, POIs, and industry-knowledge, which transform immense multi-element and multi-modal data into a holistic semantic network containing hundreds of millions of nodes and hundreds of billions of relationships.

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NLP. ERNIE (Enhanced Representation through kNowledge IntEgration), our NLP framework, is capable of continual learning various knowledge from massive data and has achieved state-of-the-art results in both Chinese and English language understanding tasks. ERNIE has been widely used in the fields of reading comprehension, emotional analysis, search intelligent Q&A, video recommendation, click- through rate prediction. As to machine translation, Baidu Translate provides translations to 203 languages and the number of characters translated daily reached over 100 billion.

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Speech Recognition and synthesis. In 2019, Baidu launched the streaming multi-layer truncated attention model (SMLTA) to improve the accuracy of speech recognition, making it possible to recognize mixed Chinese and English or mixed Mandarin dialect speech. Meitron, a voice synthesis technology we developed, maps the tone, style, emotion and other elements into different sub-spaces, which allows a user to switch the voice of an application to his/her voice by recording a voice input of 20 sentences. The Meitron-based voice customization function has been added to Baidu Maps.

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Computer Vision. Visual semantics allow the machine to understand videos and extract structured semantic knowledge by recognizing people, movements, items and associated time series. Visual understanding has been applied widely in our video applications. With synthetic virtual image technology, including facial, limb and mouth shape generation, we have developed

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“virtual” customer representative, to be paired with our automated customer service cloud solutions, powered by Baidu Brain.

Our technological innovation in AI has been well recognized by leading institutions. For example, in 2019, ERNIE became the first AI model to score above 90 on GLUE (General Language Understanding Evaluation), which is widely considered as the benchmark for testing AI language understanding. The ranking has been otherwise dominated by U.S. technology firms and universities.

Our unique breadth and depth of AI capabilities provide the differentiating foundational technologies that power all of our businesses. We are one of the very few companies in the world that offers full-stack AI technologies encompassing AI chips, software framework and applications. We believe our strength in AI open platform allows us to apply and commercialize AI across a diverse product portfolio across the consumer, enterprise and public sector.

PaddlePaddle. PaddlePaddle is our deep learning framework, which we open sourced in 2016, and is the No. 1 deep learning framework in China, according to the CIC Report. PaddlePaddle provides: (i) a DL framework based on programming logic enabling both development flexibility and stability; (ii) the ultra-large-scale training capacity for real-time updates of trillion-level parameters of deep learning models; (iii) end-to-end deployment of high-performance inference engines designed for diverse platforms and devices; and (iv) open source industry-grade models covering a wide range of applications.

AI Chips. Baidu Kunlun, a cloud-to-edge AI chip, was introduced in 2018, specifically designed for Baidu’s computing environment, to power search and AI cloud solutions, as well as for our deep learning computing needs. Baidu Kunlun optimizes our AI capabilities on AI Cloud servers while improving cost efficiency. In addition, we have also developed Baidu Honghu to power DuerOS smart devices and in-vehicle infotainment to improve speech recognition performance and provide a cost advantage in our AI offerings.

We have also developed a proprietary technological infrastructure which consists of technologies for search, marketing services, and large-scale systems. Our established infrastructure serves as the backbone for AI, mobile and PC platforms.

Mobile Ecosystem Technologies

Search Technologies. Our search is powered by a set of industry-leading technologies, including the following, among others:

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Ranking. We compare search queries with the content on web pages to help determine relevance. We have significantly improved the relevancy, freshness and authority of ranking using our machine learning modules to analyze the rich content on the Internet and user intent, to prioritize the search results. We began using machine learning in 2010, to better understand the semantics beyond simple text of the search keywords, and in 2013, we began to apply deep learning in our search ranking system, which is playing an increasingly important role. In 2019, we began to develop Top 1 (satisfying user with the first search result) by significantly enhancing the results of question parsing and analysis, answer matching, extraction, page content understanding and other aspects of our search engine, which has greatly improved user satisfaction with our search products.

•	Multi-modal search. We have greatly improved the accuracy of speech recognition in scenarios, such as long sentences, mixed Chinese and English, and strong accent, and thus significantly

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improve user satisfaction of our speech search. We have built a terminal visual interaction engine v1.0 for visual search and facilitated the implementation of convolutional neural network models, reducing the training costs through unsupervised or semi-supervised models.

Marketing Services Technologies. Our marketing services platform serves billions of relevant, targeted sponsored links each day based on search terms users enter or content they view on web pages or in our apps. Our key marketing services technologies include Phoenix Nest, a web-based auction system to enable customers to bid for keywords and automatically deliver relevant, targeted promotional links on Baidu’s properties and Baidu Union partners’ properties. Designed to generate more relevant results, Phoenix Nest helps customers to identify popular keywords and provides them with tools for budget management and marketing effectiveness measurement.

Large-Scale Systems and Technologies. Our large scale and massive amounts of user traffic require our systems to efficiently and effectively allocate resources among the products and services in our large product portfolio. Our key large-scale systems and technologies include our internally developed automated management platform for large size clusters, which enables us to intelligently manage and allocate resources and automatically debug and relocate services, thereby, allowing the huge volume of requests on Baidu search platform to function stably across multiple internet data centers and a large network of servers.

Research and Development

We have a team of experienced engineers who are based mostly in Beijing, Shanghai and Shenzhen, China. We also have development centers in Sunnyvale, California and Seattle, Washington. We compete aggressively for engineering and recruit most of our engineers locally and have established various recruiting and training programs with leading universities in China. We have also recruited experienced engineers globally.

In the years ended December 31, 2018, 2019 and 2020, our research and development expenditures were RMB15.8 billion, RMB18.3 billion and RMB19.5 billion (US$3.0 billion), representing 15%, 17% and 18% of our total revenues, respectively. Our research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development costs as they are incurred, except for certain internal-use software.

Intellectual Property

We rely on a combination of patent, trademark, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property and our brand. We have over 7,800 issued patents in China covering invention, utility model and design, and intend to apply for more patents to protect our core technologies and intellectual property. We also enter into confidentiality, non-compete and invention assignment agreements with our employees and consultants, and nondisclosure agreements with selected third parties. “百度,” our company’s name “Baidu” in Chinese, has been recognized as a well-known trademark in China by the Trademark Office of National Intellectual Property Administration under the State Administration for Market Regulation. In addition to owning “, ” and the related logos, we have applied for registration of various other trademarks. We also have registered certain trademarks in the United States, Australia, Brazil, Canada, Hong Kong, India, Indonesia, Japan, Malaysia, Mexico, New Zealand, Russia, Singapore, South Africa, South Korea, Thailand, the European Union and several other jurisdictions. In addition, we have registered our domain name baidu.com and certain other domain names with authorized registrars of ICANN (Internet Corporation for Assigned Names

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and Numbers). We have also successfully become designated Registry Operator for .baidu top-level domain names by ICANN.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving and could involve substantial risks to us.

Sales and Distribution

We offer products and services for Baidu Mobile Ecosystem through our network of third-party agents and our direct sales team. We typically enter into framework sales agreements with third-party agents, where third-party agents will sell online marketing services to customers such as SMEs, domestic businesses and multinational companies on our behalf. The sales agreements typically limit the industry focus of the third-party agents. The third-party agents provide our online marketing customers with numerous services, including identifying customers, collecting payments, assisting customers in setting up accounts with us, suggesting keywords to maximize ROI and engaging in other marketing and educational services aimed at acquiring customers. We have direct sales presence in Beijing, Shanghai, Guangzhou, Shenzhen, and other cities, covering the major regional markets for our online marketing services and other services. We cover our key accounts through direct sales team and enter into agreements with such key accounts directly.

For AI Cloud, we sell our cloud solutions including IaaS, PaaS and SaaS to our enterprise clients directly or through solution integrators. We offer smart transportation solutions directly to provide tailored solutions to meet the specific needs of our clients.

For Intelligent Driving and OGI, we sell our products and services to our clients directly and through our third-party agents.

iQIYI’s brand advertising is sold through third-party advertising agencies, including members of American Association of Advertising Agencies, or 4As, and leading Chinese advertising agencies, as well as through a direct sales force. Feed advertising services is sold primarily through third-party advertising agencies, whose existing long-term relationships and network resources we strategically leverage, to increase our sales and expand our advertiser base.

Marketing

We focus on continually improving the quality of our products and services, as we believe satisfied users and customers are more likely to recommend our products and services to others. Through these efforts and the increased use of internet in China, we have built our brand with modest marketing expenditures.

We have implemented a number of marketing initiatives designed to promote our brand awareness among potential users, customers and Baidu Union partners. In addition to our brand positioning in the market, we have also initiated a series of marketing activities to promote our products and technologies among existing and potential users and customers, including, but not limited to, Baidu World Conference.

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Competition

For Baidu Core business, our primary competitors are mainly internet companies and online marketing platforms in China. We compete with these entities for both users and customers on the basis of user traffic, cyber security, quality (relevance) of search (and other marketing and advertising) results, availability and user experience of products and services, distribution channels and the number of associated third-party websites. We also face competition from U.S.-based internet search providers providing Chinese language services and online marketing platforms, as well as traditional advertising media.

Online Marketing Platforms, Internet, Cloud and Smart Device Companies in China. Chinese internet companies, such as Alibaba, Tencent, ByteDance, and Xiaomi, offer a broad range of online services, including search, feed, cloud services and smart devices. These companies have widely recognized brand names in China and significant financial resources. Furthermore, some of these companies are private and are able to expend significant resources without consideration for near-term return on investment. We compete with these companies primarily for user traffic, user time, content, advertising budget and marketing resources. We leverage our AI technology, user traffic, product design and various marketing to enhance users’ reliance on our platforms and services.

U.S.-based Internet Search Providers and Online Marketing Platforms. U.S.-based internet search providers and online marketing platforms, such as Microsoft, Google and Facebook, have a strong global presence, well established brand names, more users and customers and significantly greater financial resources than we do. We may also continue to face competition from other existing competitors and new entrants in the markets of Chinese language search, online marketing, cloud services and smart devices.

Other Advertising Media. Other advertising media, such as newspapers, yellow pages, magazines, billboards, other forms of outdoor media, television, radio and mobile apps compete for a share of our customers’ marketing budgets.

iQIYI competes with Tencent Video and Youku for both users and advertising customers. iQIYI also competes with other internet media and entertainment services, such as internet and social platforms and short-form video platforms, as well as major television stations. iQIYI competes with these market players primarily on the basis of obtaining IP rights to popular content, conducting brand promotions and other marketing activities, and making investments in and acquisitions of business partners.

Our user traffic tends to be seasonal. For example, we generally experience less user traffic during public holidays and other special event periods in China. In addition, advertising and other marketing spending in China has historically been cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. Our results of operations may fluctuate due to the cyclicality and seasonality in our business.

Customers and Suppliers

We have a broad base of customers, and our top five customers accounted for less than 10% of our total revenues for each of the years ended December 31, 2018, 2019 and 2020, respectively. Our top five suppliers accounted for less than 20% of our purchases for each of the years ended December 31, 2018, 2019 and 2020, respectively.

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Our Environmental, Social and Governance (ESG) Initiatives

We are committed to corporate social responsibility and meeting society’s changing needs despite the challenging economic environment. We have established an internal environmental, social and governance communications and management mechanism to comprehensively improve our corporate governance and benefit society.

We have continuously improved our corporate social responsibility initiatives under the guidance of our ESG framework. We appreciate the oversight, guidance and feedback from different parties and are committed to collaborating closely with domestic and international organizations to support broader industry-wide ESG practices, to explore multi-dimensional use cases for our technology, to empower traditional industries with our capabilities and to promote a healthier lifestyle and the long-term sustainability of our society.

Environmentally Sustainable Mindset

We are a strong supporter of the Ten Principles of the United Nations Global Compact and the UN’s 17 Sustainable Development Goals (SDGs). We have participated in the Climate Group’s EV100 campaign, a global initiative bringing together forward-looking companies committed to accelerating the transition to electric transportation, and are committed to making Baidu a low-carbon, energy-efficient and eco-friendly company through concrete actions. For example, to improve energy efficiency, we implemented various power supply solutions including HVDC offline and BBU (Battery Back-up Unit) in our data centers. Furthermore, our data centers are equipped with large-scale water cooling systems with a free cooling module and OCU (Overhead Cooling Unit) supplemented by fine-tuning operation optimization. As a result of these measures, we improved power usage effectiveness (PUE) of our data centers and further reduced our carbon emissions. We have also adopted various water and energy conservation measures, such as recycling heat energy and introducing electric commuter shuttle busses on our campus to make our offices more environmentally friendly. These initiatives reduced our carbon emissions by over 180,000 tons, as calculated by deducting carbon emissions in project scenario from carbon emissions in baseline scenario, in 2019.

While we rigorously implement environmentally sustainable policies and initiatives, we also encourage our users and the general public to adopt similar measures. For example, by adding new features to the app, we encourage the users of Baidu Maps app to take eco-friendly transportation options including biking and walking to reduce carbon emissions. In 2019, the total number of eco-friendly trips reached 100 million, reducing carbon emissions by approximately 44,000 tons, as calculated by aggregating carbon emissions reduced through various eco-friendly transportation options: (i) for carbon free transportation options such as walking, running and cycling, the amount of carbon emission reduced equals the quotient of the total distance so traveled by the average carbon emission factor of a typical fuel-based vehicle, and (ii) for transportation options with a lower carbon footprint such as taking a bus, the amount of carbon emission reduced equals the quotient of the total distance so traveled by the average carbon emission factor differential between a typical fuel-based vehicle and a typical bus on a per capita basis. We also cooperate with non-profit organizations, such as the International Fund for Animal Welfare, to conduct a series of events that promote public awareness of conservation efforts and science.

Building Social Trust and Developing Talent

Data Privacy and Data Security. As a reputable hi-tech company serving a large community of users, we put data privacy protection and data security as our top priorities. Within the company, we have

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established the Baidu Security Committee and Baidu Data Privacy Committee, comprised of senior decision makers to oversee these two areas, ensure compliance with applicable laws and regulations and to ensure that we are meeting the expectations of our users. We communicate with our users in an easy-to-understand manner to help them understand their rights under applicable laws and regulations. Through our data privacy and data security policies, users can learn about and control how their data is used and provide consent for data collection when necessary. We have put in place a comprehensive auditing mechanism across our business, to keep track of the data privacy and data security actions taken throughout the lifecycle of our products and services. We utilize a complete set of data privacy and data security management systems that allow us to continuously review and improve our processes. We have designed the General Privacy Policies and have drawn up specific privacy policies for individual products and services. We have also built an independent one-stop privacy protection platform, from which users can learn about our data privacy policies and provide feedback. Baidu believes that we can make a complex world simpler through AI, but such vision can only be realized if AI is used properly.

Outlook on Talent and Organizational Development. Our employees are our most important asset. To promote work-life balance for our employees, we have adopted flexible working arrangements and a system of paid leave and compensatory leave, in addition to statutory annual leave. Since 2019, we have been working with an insurance company to introduce commercial healthcare coverage for both our employees and their parents. We are the early adopter among Chinese internet companies to offer such customized coverage. Moreover, we provide a multitude of benefits to our employees and their family members, including pregnant and nursing employees. To better understand employee satisfaction, help employees address work challenges and improve the company’s overall work environment, we conduct annual human capital assessment surveys with all of our employees. We also provide a variety of channels for employees to provide feedback and file complaints. We fully respect and value our employees’ suggestions and feedback.

Innovation and Practice in Social Responsibility

We care about the society that we live in, and we encourage our employees across different product lines to leverage Baidu AI technologies to make our community a better place for everyone.

We retooled our AI capabilities to help users, municipalities and health organizations better cope with the COVID-19 pandemic, as part of our corporate social responsibility effort:

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We provided tens of millions of free online doctor consultations on our healthcare platform and made available our online healthcare services, such as pneumonia screening, to third-party medical apps, to free up hospitals for critical emergencies.

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We donated nearly 20,000 Xiaodu Smart Displays to frontline doctors and their families, allowing them to use contact-less, voice-enabled Internet and conveniently video conference home to stay in touch with their loved ones, while minimizing virus infection. DuerOS also partnered with online education organizations to enable home teaching for kids, while schools were closed down.

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More than 100 Apollo-powered autonomous vehicles have been deployed across 17 cities in China, including Wuhan, Beijing, Shanghai, Shenzhen and Xiamen, to provide medication, face mask and food deliveries, as well as unmanned fever screening and sterilization services.

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Baidu AI call center solution was retooled to allow local municipalities and health commissions to call people and survey their health conditions and travel information. Our smart call center handled over 3 million calls in the first two months, which is equivalent to the workload of approximately 1,000 full-time employees over a month’s period. Our smart call center was also

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used to update the new hours of operation for businesses on Baidu Maps, as restaurants, shops and supermarkets re-opened for business.

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We open-sourced LinearFold, our RNA analysis algorithm, to researchers worldwide for research on COVID-19. LinearFold can accelerate the prediction time of a virus’s RNA secondary structure, potentially from 55 minutes to 27 seconds, affording researchers an opportunity to better understand the pandemic and develop effective vaccines.

We are actively exploring the application of voice-based Xiaodu Smart Display for the education sector and aiding the elderly and the disadvantaged. We have donated Xiaodu Smart Display to 50 primary schools in China where they serve as classroom voice assistants to provide students with an extensive selection of high-quality educational resources. We have worked with an elderly community in Beijing to turn Xiaodu Smart Display into an “elderly care station,” allowing its senior citizens to access community services at any time through far-field voice activation. This service has benefited hundreds of elderly people. Xiaodu Smart Display has also been adopted to help visually impaired students in schools and masseurs in their workplaces in more than 40 cities across China. Xiaodu Smart Display allows visually impaired students to access a wealth of information on the Internet and visually impaired masseurs to control the lighting and room temperature of their work place through far-field voice commands.

As the leading search engine in China, we leverage our platform to reduce gender discrimination and provide charitable organizations with opportunities to be discovered and heard by the public. We have optimized search results for gender-related keywords and deploy technologies to help eliminate gender discrimination on the Internet. To help people build more confidence and cope with mental health issues, we worked with leading psychology institutions in China to launch a Smart Mini Program, an applet within Baidu App, that provided more than 1.2 million users/accounts with timely support and counseling in 2019. To empower charitable organizations and use technology to create a better Internet community, we launched the Common Benefit Project to promote and allow 200 charitable programs to be easily discovered.

Building on our close communication and collaboration with all stakeholders, we will continue to benefit our society. As part of our efforts to create value for our society, we attach great importance to communication and engagement with our users, partners, social organizations and third-party agencies.

Corporate Governance

In July 2005, our board of directors adopted a code of business conduct and ethics (the “Code of Ethics”) that applies to our directors, officers, employees and advisors. The Code of Ethics contains general guidelines for conducting our business consistent with the highest standards of business ethics, and is intended to qualify as a “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. It is designed to deter wrongdoing and to promote (i) compliance with applicable governmental laws, rules and regulations, (ii) honest and ethical conduct, and (iii) full, fair, accurate and timely disclosure in regulatory filings and other public communications made by the Company. The Code of Ethics contains guidelines on fair employment practices and working environment, relationships with counterparties, fair transactions, public disclosure and confidentiality and protection of Company information. We have posted a copy of our code of business conduct and ethics on our website.

We announce our unaudited financial results for every quarter and file our annual reports on Form 20-F for every fiscal year to keep our shareholders and the investing public abreast of the developments of

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the Group. We have also consistently disclosed material events by filing Form 6-Ks with the SEC. We regularly host events, summits and roadshows to facilitate communication between investors and our management. We also strive to maintain open channels for queries from investors and respond to them in a timely fashion — our website contains an Information Request form for requests of additional information. Alternatively, investor inquiries and feedback can be directed by e-mail to irfeedback@baidu.com or by mail to our address. The Company’s investor relations function strives to ensure that shareholders and investors can communicate their opinions to the Company by (1) maintaining the Company’s investor relations website and ensuring that the investor relations mailbox is open for investor contact, (2) maintaining contact with current shareholders and prospective [REDACTED] through various channels such as email, telephone calls, investor tours and conferences, and post-earnings release roadshows; (3) maintaining relationships between the Company and other capital markets intermediaries and (4) facilitating the Company’s earnings calls, collecting investor questions in advance and preparing responses to questions ahead of the conference call. It also hosts designated sessions for investors to communicate directly with members of management at designated events throughout the year. The Company plans to further enhance corporate governance of its investor relations function via management reports on investor relation to the audit committee, which is comprised of independent directors. The audit committee will be added to a distribution list and e-mails sent to irfeedback@baidu.com will be simultaneously received by the audit committee, which will help audit committee determine any key issues that may need further attention. This will enhance the communication between investors, the Company’s management and independent members of the Board, as our investor relations function will able to seek their guidance, as appropriate. Our independent directors bring a wealth of experience from and serve on boards across different sectors and are well placed to provide insight into investor relations. The Company held an extraordinary general meeting in 2021 and has undertaken to hold annual general meetings thereafter, for which 14 days’ notice will be given to members, in addition to its regular quarterly earnings calls, to facilitate communication with shareholders.

Further, we have three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees.

Investments Management

We invest our excess cash in highly liquid investments, primarily short-term investments with maturities less than one year. Our audit committee approves our treasury policy and reviews our short-term investment portfolio on a regular basis. Addition of new financial institution and investment product are assessed and approved by the treasury, accounting and legal departments, as applicable.

For long-term investments, the Company conducts commercial, financial and legal due diligence on new opportunities and approvals from the investment committee and the Board of the Company depending on materiality.

Properties

Our corporate headquarters, Baidu Campus, is located in Shangdi, Haidian district of Beijing. We own the office building of Baidu Campus and a nearby office building, Baidu Science Park, both located in Shangdi. We are in the process of obtaining the land use permit with the local authority for Baidu Science Park and may result in us paying additional land transaction fee. Besides Beijing, we own and occupy office buildings in Shanghai and Shenzhen.

We also lease offices in Beijing, many other cities in mainland China and places outside of mainland China, including in California (USA), Washington (USA), Hong Kong, Japan and Singapore.

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Our servers are hosted at the internet data centers of major telecom operators, including China Telecom, China Unicom and China Mobile, in over ten selected cities across China. Our content delivery network covers most of the major cities in China.

In 2018, we completed the construction of our Shanxi cloud computing center, which serves as one of our internet data centers in China. In 2019, we completed the construction of our office building in Shenzhen, China.

Employees

We had approximately 40,000, 38,000 and 41,000 full time employees as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, we had approximately 24,000 employees in research and development, 10,000 employees in sales and marketing, 4,000 employees in operation and service, and 3,000 employees in management and administration. As of December 31, 2020, we had approximately 26,000 employees in Beijing, 14,000 employees outside of Beijing but within China, and approximately 300 employees outside of China. We also hire temporary employees and contractors from time to time.

As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our employees. Our employees are not covered by any collective bargaining agreement. We also enter into standard confidentiality and non-compete agreements with our senior management. The non-compete restricted period typically expires one year after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We consider our relations with our employees to be generally good. However, as our operations and employee base further expand, we cannot assure you that we will always be able to maintain good relations with all of our employees.

Insurance

We have purchased insurance to cover certain liabilities, properties and employees in connection with our intelligent driving business. We only have limited business liability or disruption insurance coverage for our operations in China. We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees.

Legal Proceedings

From time to time, we have been involved in litigation, administrative proceedings or other disputes regarding, among other things, copyright and trademark infringement, defamation, unfair competition, labor disputes, and anti-monopoly inquiries. Our search results provide links to materials, and our P4P,

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Baidu Wenku, Baidu Post, Baidu Wiki, Baidu Knows, Baidu Feed, Baidu Drive, iQIYI and certain other products or services may contain materials, in which others may allege to own copyrights, trademarks or image rights or which others may claim to be defamatory or objectionable.

In 2020, 3,288 complaints were filed against us before various courts in China, and the aggregate amount of the damages sought in these complaints totals approximately RMB628 million (US$96 million). As of December 31, 2020, 2,127 cases against us were pending before various courts in China. The aggregate amount of damages sought under these pending cases is approximately RMB854 million (US$131 million). As of December 31, 2020, 7 cases against us were pending before various courts outside China. Some of these proceedings are in a preliminary stage with undetermined damages sought.

In November 2018, an individual, together with his related company, filed a complaint alleging acts of defamation and libel, commercial disparagement, tortious inference with prospective business relations, intentional infliction of emotional distress and civil conspiracy against, among others, us and Robin Yanhong Li in his capacity as our chairman and chief executive officer, in the Supreme Court of New York. The complaint alleged, among other things, that the defendants published articles containing false and defamatory statements concerning the plaintiffs, and sought damages in an aggregate amount of US$11 billion, including purported punitive damages of US$10 billion. The defendants moved the complaint to the U.S. District Court for the Eastern District of New York and filed motions to dismiss the complaint. The plaintiff voluntarily dismissed that complaint, and then added us and Mr. Li as defendants to the Second State Court Lawsuit. We filed motions to dismiss that complaint, which were not opposed. The Plaintiff filed a notice of voluntary discontinuance of the complaint in the Second State Court Lawsuit, and subsequently filed a nearly identical complaint in the U.S. District Court for the Eastern District of New York. In January 2020, the U.S. District Court for the Eastern District of New York dismissed that complaint in its entirety with prejudice, and the time for plaintiff to appeal that dismissal has expired. In February 2020, the Supreme Court of New York granted defendants’ motions to discontinue the Second State Court Lawsuit with prejudice. No appeal of that order has been filed as of the date of this disclosure. We believe these claims to be without merit and intend to continue to defend ourselves vigorously. The Joint Sponsors with the assistance of their legal advisors, have conducted independent due diligence in relation to the claims, including but not limited to, (i) independent litigation searches on the law suit, including among others, review of the U.S. District Court Docket, the claims in the complaint filed in November 2018 and the order dismissing case from U.S. District Court for Eastern District of New York in January 2020, (ii) desktop searches on the plaintiffs, and (iii) inquiries with the Directors to understand their involvement in litigations or disputes. Based on the due diligence conducted by the Joint Sponsors, nothing material has come to the Joint Sponsors’ attention to disagree with the Company’s view on the claims.

For many of the above-mentioned legal proceedings, we are currently unable to estimate the reasonably possible loss or a range of reasonably possible loss as the proceedings are in the early stages, or there is a lack of clear or consistent interpretation of laws specific to the industry-specific complaints among different jurisdictions. As a result, there is considerable uncertainty regarding the timing or ultimate resolution of such proceedings, which includes eventual loss, fine, penalty or business impact, if any, and therefore, an estimate for the reasonably possible loss or a range of reasonably possible loss cannot be made. With respect to the limited number of proceedings for which we are able to estimate the reasonably possible loss or the range of reasonably possible loss, such estimates are immaterial. However, we believe that such proceedings, individually and in the aggregate, when finally resolved, are not reasonably likely to have a material and adverse effect on our results of operations, financial position and cash flows.

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In April 2020, a short seller report was published by Wolfpack Research (the Wolfpack Report). In sum and substance, the Wolfpack Report alleges that iQIYI inflated its user numbers, inflated its revenue and deferred revenue in connection with certain parts of iQIYI’s business, inflated its expenses and the purchase prices of certain assets to conceal revenue inflation, and provided misleading financial statements of cash flows by adopting an incorrect accounting method. Following the publication of the Wolfpack Report, the SEC requested iQIYI to produce certain financial, operating, and other documents and records primarily relate to the allegations in the Wolfpack Report. In particular, the SEC requested that iQIYI voluntarily provide it with documents and information relating to, among other things, iQIYI’s organizational charts, accounting policies, and financial books and records from 2018 to the present, as well as documents relating to iQIYI’s acquisition or investments in certain entities mentioned in the Wolfpack Report and the valuation of those entities at the time of those transactions. On April 7, 2020, iQIYI publicly addressed the allegations contained in the Wolfpack Report in a press release on its website, noting that iQIYI “believes that the report contains numerous errors, unsubstantiated statements and misleading conclusions and interpretations regarding information relating to the Company.” iQIYI also reiterated that “it has always been and will remain committed to maintaining high standards of corporate governance and internal control, as well as transparent and timely disclosure in compliance with the applicable rules and regulations of the Securities and Exchange Commission and the Nasdaq Global Select Market.” On August 13, 2020, iQIYI issued another press release announcing its second quarter financial results, and also disclosed that the SEC’s Division of Enforcement is seeking the production of certain financial and operating records dating from January 1, 2018, as well as documents related to certain acquisitions and investments that were identified in a report issued the Wolfpack Report. In addition, iQIYI disclosed that shortly after the publication of the Wolfpack Report, iQIYI engaged professional advisers to conduct an internal review into certain of the key allegations in the Wolfpack Report and to report their findings to its audit committee. These professional advisers examined iQIYI’s books and records and undertook testing procedures that, in their judgment, were necessary and appropriate to evaluating the key allegations in the Wolfpack Report, including accounting policy analysis, data analytics on whether iQIYI manufactured orders and inflated revenues and/or expenses. On October 5, 2020, iQIYI publicly disclosed that the internal review within the agreed scope has been substantially completed and did not uncover any evidence that would substantiate the allegations. The SEC has also sought the production of certain documents and records from iQIYI related to such internal review and other related information. iQIYI is cooperating with the SEC. iQIYI has voluntarily and publicly disclosed the SEC’s request for information, and, through its legal counsel, it has been providing the SEC with requested documents and information. As a matter of U.S. law, as confirmed by iQIYI’s U.S. legal counsel, the initiation of a request for information is not a finding of fact or an indication by the SEC or its enforcement staff that any violation of the federal securities laws has occurred. We are unable to predict the timing, outcome, or consequences of the SEC investigation of iQIYI, or from the SEC’s review of the documents and records requested from iQIYI. Because the SEC has not charged iQIYI or any of its officers and directors with any wrongdoing, there is no factual basis to offer even a speculative prognosis as to what the “worst case scenario” may be. As advised by iQIYI’s U.S. legal counsel, successful enforcement actions by the SEC (which can pursue only civil and administrative, not criminal, remedies) against other companies in the past have typically resulted in civil fines and disgorgement and other equitable remedies such as injunctions to refrain from further violations of law. However, there is no basis to conclude at this point whether there will be an enforcement action brought against iQIYI, whether any such action will be successful, or what the “worst case scenario” will be.

Furthermore, starting in April 2020, iQIYI and certain of its current and former officers and directors were named as defendants in four federal putative securities class actions alleging that they made

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material misstatements and omissions in documents filed with the SEC regarding certain of the key allegations contained in the Wolfpack Report. Plaintiffs allege, in sum and substance, that iQIYI’s disclosures materially misled investors by: (i) overstating the number of iQIYI’s daily active users; (ii) overstating deferred revenue; (iii) overstating membership services revenue; (iv) overstating the amounts paid to acquire an equity interest in Xin’ai Sports; and (v) improperly recording as deferred revenue and revenue the non-cash portion of the purchase price paid, in the form of content and services, iQIYI purportedly will and has provided to Xin’ai Sports in exchange for its equity stake. Plaintiffs allege that these false and misleading statements artificially inflated the value of iQIYI’s securities and constituted violations of Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934, and Sections 11 and 15 of the Securities Act of 1933. These cases remain in their preliminary stages, and the substantive allegations are subject to change as the litigations progress or if Plaintiffs file amended complaints. Because these actions remain in their preliminary stages, we cannot predict the timing, outcome or consequences of these federal actions. For similar reasons, there is not sufficient information to estimate the aggregate amount of monetary damages sought at this time, and plaintiffs have also not yet alleged the amount of monetary damages being sought. These four actions are captioned, respectively, as (i) Lee v. iQIYI et al., No. 1:20-cv-01830-LDH-SJB (U.S. District Court for the Eastern District of New York, Amended Complaint filed Jan. 19, 2021) (the “Lee Action”); (ii) Le Rivage LLC v. iQIYI, Inc. et al., No. 1:20-cv-03068 (U.S. District Court for the Eastern District of New York, filed June 15, 2020) (the “Le Rivage Action”); (iii) Jenkins v. iQIYI et al., No. 1:20-cv-03068 (U.S. District Court for the Northern District of California, filed April 27, 2020) (the “Jenkins Action”); and (iv) Shiferaw v. iQIYI, Inc. et al, No. 1:2020-cv-03115 (U.S. District Court for the Southern District of New York, filed April 17, 2020) (the “Shiferaw Action”). All four of these cases allege claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder, and the Lee Action also alleges claims under Sections 11 and 15 of the Securities Act. On June 15, 2020, plaintiffs in the Shiferaw Action (filed in the Southern District of New York) voluntarily dismissed their complaint. On July 9, 2020, the Jenkins Action (filed in the Northern District of California) was transferred to the U.S. District Court for the Eastern District of New York. On January 19, 2021, plaintiffs in the Lee Action (pending in the Eastern District of New York) filed their consolidated amended complaint, adding the Company and others as new defendants. Save for the Shiferaw Action which is dismissed, all actions remain in a preliminary stage. As confirmed by iQIYI’s U.S. legal counsel, iQIYI intends to vigorously defend itself against these claims, including by arguing that Plaintiffs have failed to state any claim as a matter of law. Based on the internal review overseen by iQiyi’s independent audit committee that had substantially been completed and which did not uncover any evidence that would substantiate the Wolfpack allegations, iQiyi believes that the Wolfpack allegations are without merit.

Starting in August 2020, we and certain of our current officers were named as defendants in two federal putative securities class actions alleging that defendants made material misstatements and omissions in documents filed with the SEC regarding certain of the key allegations contained in the Wolfpack Report. Both cases allege claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder and remain in their preliminary stages.

Because all of the ongoing securities class actions against iQIYI or Baidu are in their preliminary stages, the parties have not yet requested nor produced any discovery or admissible evidence to support or refute plaintiffs’ allegations. Nor has any court yet ruled on whether the plaintiffs have sufficiently stated a claim to relief under the relevant federal securities laws. Accordingly, there is no factual basis to offer even a speculative prognosis as to what the “worst case scenario” may be. In general, all of the aforementioned ongoing securities class actions seek monetary damages under the U.S. Securities Act of 1933 and/or the U.S. Securities Exchange Act of 1934 for alleged damages incurred as a result of

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defendants’ alleged misstatements or omissions in various public disclosures. In the view of the Directors, which is based on Baidu’s and iQIYI’s U.S. legal counsel, in the event that a court finds that iQIYI, Baidu and/or other defendants violated any of these securities laws, or in the event that iQIYI, Baidu and/or other defendants choose to reach a settlement with plaintiffs, iQIYI and/or Baidu may be liable for civil monetary damages and the potential financial, operational and reputational impact on iQIYI and/or Baidu may be material. However, we cannot predict the timing, outcome or consequences of these class actions, and there is no basis to conclude at this point whether such actions will be successful or whether the Company will be subject to any damages, let alone how much.

Unrelated to the Wolfpack Report, we and certain of our current officers were also named as defendants in a federal putative securities class action alleging that defendants made material misstatements and omissions in documents filed with the SEC relating to contents on our platform. In this lawsuit, filed in or about April 2020, plaintiffs allege, in sum and substance, that the Company’s disclosures were materially false or misleading as they misrepresented Baidu’s ability to monitor and filter illicit or improper content on its platform, and failed to disclose alleged investigations and violations of PRC regulatory requirements relating to the monitoring or filtering of illicit or improper content online. Plaintiffs allege that these false and misleading statements constituted violations of Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934. The case remains at a preliminary stage, with the parties awaiting the Court’s ruling on a motion-to-dismiss, and the Company is therefore unable to predict the potential or likely outcome, or “worst case scenario,” of this litigation.

We and iQIYI will have to defend against these putative securities class action lawsuits, as applicable, including any appeals of such lawsuits should our or iQIYI’s initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our or iQIYI’s initial defense of these lawsuits is unsuccessful, we cannot assure you that we or iQIYI will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our or iQIYI’s business, financial condition, results of operation, cash flows, and reputation. Similarly, we are currently unable to predict the timing, outcome, or consequences of the SEC investigation of iQIYI, or from the SEC’s review of the documents and records requested from iQIYI. The litigation or SEC investigation process may utilize a significant portion of our or iQIYI’s resources and divert management’s attention from the day-to-day operations, all of which could harm our business.

The Joint Sponsors have conducted independent due diligence in relation to the above class action lawsuits, including but not limited to, independent background, litigation and bring-down searches, as well as inquiries with the management, to understand the latest status of the class actions. Based on the due diligence conducted by the Joint Sponsors, nothing material has come to the Joint Sponsors’ attention to disagree with the Company’s view on the materiality of such class actions.

In the opinion of our PRC Legal Adviser, except as disclosed in the “Risk Factors” section our annual report on Form 20-F for our fiscal year ended December 31, 2020, filed with the SEC on March 9, 2021, our Significant Subsidiaries incorporated in the PRC were in compliance with relevant PRC laws and regulations in all material aspects during the Track Record Period.

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As of the date of this document, we are unable to predict SAMR’s position toward our transactions related to such concentrations of undertaking. Because the PRC Anti-Monopoly Law gives SAMR wide latitude in imposing penalties including asset divesture, restoring market competition, financial fines, among others, we are not able to predict exactly what penalties SAMR would impose on us, if we were deemed as failing to file prior notification of concentrations of undertaking. However, based on current applicable laws and regulations and with reference to precedents of failure-of-notification including the three recent cases involving VIE structure, SAMR so far has only imposed financial fines of no higher than RMB500,000 for each transaction constituting failure to file notification of concentrations of undertaking. Therefore, we believe it is reasonable to estimate that SAMR may only impose on us a financial fine of not higher than RMB500,000 for each transaction constituting failure of filing prior notification of concentrations of undertaking. Our Directors believe that such financial fines would not have a material adverse effect on our financial and business operations. In the opinion of the PRC Legal Adviser, although failure of filing prior notification of concentrations of undertaking may subject us to fines of up to RMB500,000 per case, and in the most extreme case being ordered to terminate the contemplated concentration, to dispose of our equity or assets within a prescribed period, to transfer our business within a prescribed time or to take any other necessary measures to return to the pre-concentration status, such measures other than financial fines have never been instituted by SAMR in any previous case; with reference to all past failure-of-notification precedents including the three recent cases involving VIE structure, the likelihood that SAMR orders us to terminate any contemplated concentration, dispose of its equity or assets, or transfer its business is relatively low. Based on our assessment, the non-compliance as set out in such risk factors, if raised by the relevant competent authorities and determined against us, would not have a material adverse effect on the business operation and finance of our Company.

FINANCIAL INFORMATION

Overview

We are a leading technology company with world-class artificial intelligence (AI) capabilities. We were founded to enable people to quickly find relevant information on the Internet, amidst the huge volume of information generated daily. As the gateway to the Internet, we connect our users to a large information and knowledge-centric content and services ecosystem through our open search-plus-feed platform. Years of tagging, understanding and intelligently processing all forms of content on the Internet with AI—text, images and videos—has helped us build and refine our unique AI capabilities and develop Baidu Brain, our core AI technology engine. Baidu Brain in turn has enabled us to further develop leading AI technologies and commercialize them through products and services for consumers, enterprises and the public sector.

Our operations are primarily conducted in China, and revenues are primarily generated from China. Our total revenues increased by 5% from RMB102.3 billion in 2018 to RMB107.4 billion in 2019. Our total revenues were RMB107.1 billion (US$16.4 billion) in 2020, which was basically flat from 2019. Our operating profit decreased by 59% from RMB15.5 billion in 2018 to RMB6.3 billion in 2019, and increased by 127% from RMB6.3 billion in 2019 to RMB14.3 billion (US$2.2 billion) in 2020. Net income attributable to Baidu, Inc. decreased by 93% from RMB27.6 billion in 2018 to RMB2.1 billion in 2019, and increased by 992% from RMB2.1 billion in 2019 to RMB22.5 billion (US$3.4 billion) in 2020. Net income attributed to Baidu, Inc. in 2019 included a non-cash impairment loss of RMB8.9 billion from investment in Trip.com.

Rule 13.46(2) of the Hong Kong Listing Rules requires an overseas issuer to send an annual report or a summary financial report within four months after the end of the financial year to which the report relates. As an issuer seeking a listing as a Grandfathered Greater China Issuer pursuant to Chapter 19C of the Hong Kong Listing Rules, we are not subject to the disclosure requirements under notes 4(a) and (b) to Rule 13.46(2) of the Hong Kong Listing Rules. As this document already includes the financial information of the Company for the year ended December 31, 2020, the Company will not separately prepare and send an annual report to its shareholders for the year ended December 31, 2020, which will not be in breach of its constitutional documents, laws and regulations of the Cayman Islands or other regulatory requirements.

FINANCIAL INFORMATION

Selected Statements of Operations Items

Revenues

Revenue Generation

Baidu Core. Baidu Core revenues primarily comprise of (i) auction-based P4P online marketing services that include search and feed online marketing services; (ii) other online marketing services, including display advertisement, based on performance criteria other than CPC; (iii) cloud services and solutions; (iv) non-marketing consumer-facing services such as membership, live streaming and online games; (v) intelligent driving; and (vi) smart devices and services. We expect Baidu Core to continually earn a majority of our revenues.

A majority of Baidu Core’s revenues are derived from P4P services. Our P4P platform is an online marketplace that introduces internet search users to customers, who pay us a fee based on click-throughs for priority placement of their links in the search results. We also provide feed online marketing services to our customers. Our feed platform helps customers target relevant feed users, and customers pay us based on a CPC basis or advertisement displays of their products. In addition, we provide our customers with other performance-based and display-based online marketing services.

FINANCIAL INFORMATION

Apart from the online marketing services, we derive revenue for Baidu Core by providing products and services ranging from cloud services and solutions, non-marketing consumer-facing services, intelligent driving and smart devices and services.

iQIYI. iQIYI is an innovative market-leading online entertainment service in China. iQIYI’s platform features iQIYI popular original content, as well as a comprehensive selection of other professionally produced content (PPC), partner-generated content (PUGC) and user-generated content. iQIYI derives a majority of its revenues from membership services and online marketing services.

iQIYI offers membership packages to provide its members with (i) access to streaming of a library of premium content, (ii) certain commercial skipping and other viewing privileges, (iii) merchandise selection and privilege, and (iv) higher community status in iQIYI Paopao social platform. Most of iQIYI’s online marketing services are in the form of brand advertising.

Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, selling, general and administrative expenses, and research and development expenses. Share-based compensation expenses are allocated among these three categories, based on the nature of the work of the employees who have received share-based compensation.

Cost of Revenues

Our cost of revenues primarily consist of content costs, traffic acquisition costs, depreciation costs, costs of goods sold, bandwidth costs and other cost of revenues.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses primarily consist of promotional and marketing expenses, salaries and benefits for our sales, marketing, general and administrative personnel, and legal, accounting and other professional services fees.

Research and Development Expenses

Research and development expenses primarily consist of salaries and benefits for research and development personnel. We expense research and development costs as they are incurred, except for capitalized software development costs that fulfill the capitalization criteria under Accounting Standards Codification (“ASC”).

Taxation

Cayman Islands and British Virgin Islands

We are not subject to income or capital gain tax under the current laws of the Cayman Islands and the British Virgin Islands. Additionally, upon payments of dividends by us, no Cayman Islands withholding tax will be imposed.

FINANCIAL INFORMATION

Hong Kong

Subsidiaries in Hong Kong are subject to the uniform tax rate of 16.5% and foreign-derived income is exempted from income tax. There is no withholding tax in Hong Kong on remittance of dividends.

Japan

As a result of the Japanese tax regulations amendments, the effective income tax rates are approximately 31%, 31% and 31% for the years ended December 31, 2018, 2019 and 2020, respectively.

PRC Enterprise Income Tax

Effective from January 1, 2008 and amended on December 29, 2018, the PRC’s statutory enterprise income tax, or EIT, rate is 25%. An enterprise may benefit from a preferential tax rate of 15% under the EIT Law if it qualifies as a “High and New Technology Enterprise” strongly supported by the state. A “High and New Technology Enterprise” certificate is effective for a period of three years. A number of our PRC subsidiaries and consolidated affiliated entities, such as Baidu Netcom, obtained the “High and New Technology Enterprise” certificates. The related tax holiday under such “High and New Technology Enterprise” certificates of these entities will expire in 2022 and 2023.

If any entity fails to maintain the “High and New Technology Enterprise” qualification under the EIT Law, its tax rate will increase, which could have a material and adverse effect on our results of operations and financial position. Historically, all of the PRC subsidiaries and consolidated affiliated entities mentioned above successfully re-applied for the certificates when the prior ones expired.

An enterprise may benefit from a tax exemption or preferential tax rate of 10% under the EIT law if it qualifies as a “Key Software Enterprise.” Enterprises wishing to enjoy the “Key Software Enterprise” status will be subject to relevant governmental authorities’ assessment each year as to whether they are entitled to the tax exemption or preferential tax rate of 10%. Due to the “Key Software Enterprise” status, Baidu Online was entitled to a preferential income tax rate of 10% from 2010 to 2019, so was Baidu China from 2015 to 2019, and Baidu International from 2016 to 2019. The “Key Software Enterprise” status of Baidu Online, Baidu China and Baidu International for 2020 will be filed with tax authorities before May 2021 and will be subject to relevant governmental authorities’ assessment.

If our PRC subsidiaries or consolidated affiliated entities that have enjoyed preferential tax treatment no longer qualify for the preferential treatment, we will consider available options under applicable law that would enable us to qualify for alternative preferential tax treatment. To the extent we are unable to offset the impact of the expiration of existing preferential tax treatment with new tax exemptions, tax incentives or other tax benefits, the expiration of existing preferential tax treatment may cause our effective tax rate to increase. The amount of income tax payable by our PRC subsidiaries and consolidated affiliated entities in the future will depend on various factors, including, among other things, the results of operations and taxable income of, and the statutory tax rate applicable to, each of the entities. Our effective tax rate depends partially on the extent of the relative contribution of each of our subsidiaries and consolidated affiliated entities to our consolidated taxable income.

Withholding Tax

Under the EIT Law and its implementation rules, dividends, interests, rent or royalties payable by a foreign-invested enterprise, such as our PRC subsidiaries, to any of its non-resident enterprise investors, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) are subject to the EIT at the rate of 10%, namely withholding tax, unless the non-resident enterprise investor’s jurisdiction of incorporation has a tax treaty or arrangement with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

FINANCIAL INFORMATION

The British Virgin Islands, where Baidu Holdings Limited, the sole shareholder of certain of our PRC subsidiaries such as Baidu Online, was incorporated, does not have such a tax treaty with China.

Hong Kong, where Baidu (Hong Kong) Limited, our wholly owned subsidiary and the sole shareholder of certain of our PRC subsidiaries such as Baidu Times and Baidu China, was incorporated, has a tax arrangement with China that provides for a lower withholding tax rate of 5% on dividends subject to certain conditions and requirements, such as the requirement that the Hong Kong resident enterprise own at least 25% of the PRC enterprise distributing the dividend at all times within the 12-month period immediately preceding the distribution of dividends and be a “beneficial owner” of the dividends.

In 2020, certain of our PRC subsidiaries have declared and distributed profits earned to Baidu (Hong Kong) Limited, the dividend payments are subject to withholding tax. We have made tax provisions based on the corresponding tax rate. If our PRC subsidiaries further declare and distribute profits earned after January 1, 2008 to us in the future, the dividend payments will be subject to withholding tax, which will increase our tax liability and reduce the amount of cash available to our company. For the potential distributable profits to be distributed to our qualified Hong Kong incorporated subsidiary, the deferred tax liabilities are accrued at a 5% withholding tax rate.

Tax Residence

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the EIT at the rate of 25% on its worldwide income. The term “de facto management body” refers to “the establishment that exercises substantial and overall management and control over the production, business, personnel, accounts and properties of an enterprise.”

If our offshore entities are deemed PRC resident enterprises, these entities may be subject to the EIT at the rate of 25% on their global incomes, except that the dividends distributed by our PRC subsidiaries may be exempt from the EIT to the extent such dividends are deemed “dividends among qualified resident enterprises.”

Should our offshore entities be deemed as PRC resident enterprises, such changes could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

PRC VAT in Lieu of Business Tax

All of our PRC entities have been subject to VAT since August 1, 2013. These entities are required to pay VAT instead of business tax for services that are deemed by the relevant tax authorities to be within the pilot industries at a rate of 6%. In addition, cultural business construction fee is imposed at the rate of 3% on revenues derived from our advertisement distribution services, and we are entitled to a 50% reduction of cultural business construction fee from July 1, 2019 to December 31, 2024 and an exemption of cultural business construction fee from January 1, 2020 to December 31, 2020.

FINANCIAL INFORMATION

PRC Urban Maintenance and Construction Tax and Education Surcharge

Any entity, foreign-invested or purely domestic, or individual that is subject to consumption tax, VAT and business tax is also required to pay PRC urban maintenance and construction tax. The rates of urban maintenance and construction tax are 7%, 5% or 1% of the amount of consumption tax, VAT and business tax actually paid depending on where the taxpayer is located. All entities and individuals who pay consumption tax, VAT and business tax are also required to pay education surcharge at a rate of 3%, and local education surcharges at a rate of 2%, of the amount of VAT, business tax and consumption tax actually paid.

Impact of COVID-19 on Our Operations

Our results of operations have been, and could continue to be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 and the actions taken by government authorities and other entities to contain the COVID-19 or treat its impact, almost all of which are beyond our control.

The potential downturn brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict where actual effects will depend on many factors beyond our control. The extent to which the COVID-19 pandemic impacts our long-term results remains uncertain, and we are closely monitoring its impact on us. During the year ended December 31, 2020, our operations have been significantly affected by the COVID-19 pandemic. Our online marketing revenues declined compared to the prior period mainly due to weakness in online marketing demand as our customers in certain industries are negatively impacted by COVID-19. We have also provided additional allowance for credit losses for accounts receivable and contract assets, recognized impairment charges on our long-term investments and content assets, and recorded loss from equity method investments in the year ended December 31, 2020, due to the impact of COVID-19 and other factors. In addition, increased market volatility has contributed to larger fluctuations in the valuation of our equity investments. There are still significant uncertainties of COVID-19’s future impact, and the extent of the impact will depend on a number of factors, including the duration and severity of COVID-19, possibility of new waves in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in user behavior, especially on internet usage due to the prolonged impact of COVID-19, the actions taken by government authorities, particularly to contain the outbreak, stimulate the economy to improve business condition especially for SMEs, almost all of which are beyond our control. As a result, certain of our estimates and assumptions, including the allowance for credit losses, the valuation of certain debt and equity investments, long-term investments, content assets and long-lived assets subject to impairment assessments, require significant judgments and carry a higher degree of variabilities and volatilities that could result in material changes to our current estimates in future periods.

FINANCIAL INFORMATION

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance.

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Revenues:
Online marketing services	81,912	78,093	72,840	11,163
Others	20,365	29,320	34,234	5,247

Total revenues	102,277	107,413	107,074	16,410

Operating costs and expenses(1) :
Cost of revenues	51,744	62,850	55,158	8,454
Selling, general and administrative	19,231	19,910	18,063	2,769
Research and development	15,772	18,346	19,513	2,989

Total operating costs and expenses	86,747	101,106	92,734	14,212

Operating profit	15,530	6,307	14,340	2,198

Total other income (loss), net	11,795	(6,647)	8,750	1,341
Income (loss) before income taxes	27,325	(340)	23,090	3,539
Income taxes	4,743	1,948	4,064	623

Net income (loss)	22,582	(2,288)	19,026	2,916

Less: Net loss attributable to non-controlling interests	(4,991)	(4,345)	(3,446)	(528)

Net income attributable to Baidu, Inc.	27,573	2,057	22,472	3,444

Note: (1) Share-based compensation expenses are allocated in operating costs and expenses as follows:
Cost of revenues	224	327	360	55
Selling, general and administrative	1,725	1,768	1,897	290
Research and development	2,727	3,531	4,471	686

Total	4,676	5,626	6,728	1,031

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Consolidated revenues. Our total revenues in 2020 were RMB107.1 billion (US$16.4 billion), which was basically flat from 2019.

Our online marketing revenues for Baidu Core in 2020 were RMB66.3 billion (US$10.2 billion), decreasing by 5% from 2019.

FINANCIAL INFORMATION

Our online marketing revenues for iQIYI in 2020 were RMB6.8 billion (US$1.0 billion), decreasing by 18% from 2019.

Other revenues in 2020 were RMB34.2 billion (US$5.2 billion), increasing by 17% from 2019.

For a detailed description, see “Segment Revenues.”

Consolidated operating costs and expenses. Our total operating costs and expenses decreased by RMB8.4 billion, or 8%, from RMB101.1 billion 2019 to RMB 92.7 billion (US$14.2 billion) in 2020.

Cost of revenues. Our cost of revenues decreased by RMB7.7 billion from RMB62.9 billion in 2019 to RMB55.2 billion (US$8.5 billion) in 2020, primarily due to the following factors:

•	A decrease of RMB2.7 billion in traffic acquisition costs, which reflected decreasing union revenues, as we focused on growing in-app search and optimizing profitability over union revenue growth.

•	A decrease of RMB1.7 billion in sales tax and surcharges, which resulted from an exemption of cultural business construction fee for 2020.

•

A decrease of RMB1.6 billion in content cost, which related to less recorded expense of produced content, more shorter-length content with less total costs to satisfy diversified users demand, as well as revisions to accounting estimates of future viewership consumption patterns and useful lives of content assets.

Selling, general and administrative expenses. Our selling, general and administrative expenses decreased by RMB1.8 billion from RMB19.9 billion in 2019 to RMB18.1 billion (US$2.8 billion) in 2020, primarily due to a decrease of RMB2.1 billion in channel spending and promotional marketing which reflected our effort to optimize marketing spending during COVID-19 pandemic, especially for the first half of 2020.

Research and development expenses. Our research and development expenses increased by RMB1.2 billion from RMB18.3 billion in 2019 to RMB19.5 billion (US$3.0 billion) in 2020, primarily due to an increase of RMB1.5 billion in personnel-related expenses, which was in line with the growth in research and development headcount as we continue to strengthen our research and development effort.

FINANCIAL INFORMATION

Operating profit. As a result of the foregoing, we generated an operating profit of RMB14.3 billion (US$2.2 billion) in 2020, a 127% increase from RMB6.3 billion in 2019.

Total other income (loss), net. Our total other income, net was RMB8.8 billion (US$1.3 billion) in 2020, which included fair value gain of RMB11.6 billion from long-term investments. Total other loss, net was RMB6.6 billion for 2019, which included a non-cash impairment loss of RMB8.9 billion from investment in Trip.com.

FINANCIAL INFORMATION

Income taxes. Our income tax expenses was RMB4.1 billion (US$623 million) in 2020, compared to RMB1.9 billion in 2019.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased from RMB2.1 billion in 2019 to RMB22.5 billion (US$3.4 billion) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Consolidated revenues. Our total revenues in 2019 were RMB107.4 billion, growing by 5% from 2018.

Online marketing revenues for Baidu Core in 2019 were RMB70.0 billion decreasing by 4% from 2018.

Online marketing revenues for iQIYI in 2019 were RMB8.3 billion, decreasing by 11% from 2018.

Other revenues in 2019 were RMB29.3 billion, increasing by 44% from 2018.

For a detailed description, see “Segment Revenues.”

Consolidated operating costs and expenses. Our consolidated operating costs and expenses in 2019 were RMB101.1 billion, increasing by RMB14.4 billion, or 17%, from RMB86.7 billion 2018. This increase was primarily due to the expansion of our business.

Cost of revenues. Our cost of revenues in 2019 were RMB62.9 billion, increasing by RMB11.2 billion from RMB51.7 billion 2018, primarily due to the following factors:

•	An increase of RMB3.3 billion in depreciation and bandwidth costs, resulted from increased investment in infrastructure.

•	An increase of RMB3.1 billion in cost of goods sold, which was in line with the growth in sales of Xiaodu smart devices.

•

An increase of RMB2.0 billion in content costs, resulted from iQIYI’s higher content costs recorded relating to licensed copyrights and produced content as iQIYI continued to invest in comprehensive and diversified content library.

•	An increase of RMB1.5 billion in traffic acquisition costs, resulted from increasing TAC prices.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased slightly by RMB679 million from RMB19.2 billion in 2018 to RMB19.9 billion in 2019.

Research and Development Expenses. Our research and development expenses increased by RMB2.5 billion from RMB15.8 billion in 2018 to RMB18.3 billion in 2019, primarily due to an increase of RMB2.3 billion in research and development personnel related expenses, which was in line with the growth in research and development headcount.

FINANCIAL INFORMATION

Operating profit. As a result of the foregoing, we generated an operating profit of RMB6.3 billion in 2019, a 59% decrease from RMB15.5 billion in 2018.

Total other income (loss), net. Our total other loss, net was RMB6.6 billion in 2019, compared to total other income, net of RMB11.8 billion in 2018. Total other loss, net in 2019 mainly comprises non-cash impairment loss on equity investment arising from other-than-temporary decline. In 2019, the market value of the shares of Trip.com declined, and the continuing low market price caused us to recognize a non-cash impairment loss of RMB8.9 billion in the third quarter of 2019. In October 2019, we sold a portion of our holding in Trip.com, reducing the interest of outstanding shares of Trip.com from 19% to 12%. Total other income, net in 2018 mainly comprises gains from the disposal of Du Xiaoman (financial services business) and fair value gains on private company equity investments without readily determinable fair values in accordance with ASC 321.

Income taxes. Our income tax expense was RMB1.9 billion in 2019, a 59% decrease from RMB4.7 billion in 2018. The decrease in income tax expense was mainly due to lower profit before income tax from Baidu Core.

Net loss attributable to non-controlling interests. Net loss attributable to non-controlling interests was RMB4.3 billion in 2019, compared to RMB5.0 billion in 2018.

Net income attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. decreased from RMB27.6 billion in 2018 to RMB2.1 billion in 2019.

Segment Revenues

The following table sets forth our revenues by segment and the year-over-year change rate for the periods indicated, with each segment revenues including inter-segment revenues:

	Year ended December 31,
	2018	2019		2020
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In millions, except percentages)
Baidu Core:
Online marketing services	72,645	70,038	(4)	66,283	10,158	(5)
Cloud services	3,005	6,370	112	9,173	1,406	44
Interest income earned from provision of financial services	1,724	—	(100)	—	—	—
Others	897	3,303	268	3,228	495	(2)

Subtotal	78,271	79,711	2	78,684	12,059	(1)

iQIYI:
Online advertising services	9,329	8,271	(11)	6,822	1,046	(18)
Membership services	10,623	14,436	36	16,491	2,527	14
Content distribution	2,163	2,544	18	2,660	408	5
Others	2,874	3,743	30	3,734	572	(0)

Subtotal	24,989	28,994	16	29,707	4,553	2

Intersegment eliminations	(983)	(1,292)	31	(1,317)	(202)	2

Total revenue	102,277	107,413	5	107,074	16,410	(0)

Baidu Core

Baidu Core revenue was RMB78.7 billion (US$12.1 billion) in 2020, decreasing by RMB1.0 billion, or 1%, from RMB79.7 billion in 2019.

FINANCIAL INFORMATION

Our online marketing revenues for Baidu Core in 2020 were RMB66.3 billion (US$10.2 billion), decreasing by RMB3.7 billion, or 5%, compared to RMB70.0 billion in 2019, mainly due to weakness in online marketing services demand, as our customers in industries that were negatively impacted by the COVID-19 outbreak and other factors, including healthcare, franchising, travel, financial services and education, reduced their budgets on online marketing.

The number of our active online marketing customers decreased from approximately 528,000 in 2019 to approximately 505,000 in 2020, while the average revenue per customer decreased slightly from approximately RMB132,700 in 2019 to approximately RMB131,300 (US$20,120) in 2020. The decrease of our active online marketing customers was primarily due to quarantines, travel restrictions, and the temporary closure of businesses and facilities and resulting impact to general economy brought by the COVID-19 pandemic.

Revenue from Baidu cloud services, interest income earned from provision of financial services, and others are included in “Other revenue” in the statements of comprehensive income (loss).

Baidu Core’s cloud services revenue in 2020 were RMB9.2 billion (US$1.4 billion), increasing by RMB2.8 billion, or 44%, compared to RMB6.4 billion in 2019, due to the rapid adoption of our cloud service and products.

Baidu Core’s other revenues were RMB3.2 billion (US$495 million) in 2020, decreasing by RMB75 million, or 2%, compared to RMB3.3 billion in 2019.

FINANCIAL INFORMATION

Baidu Core revenue was RMB79.7 billion in 2019, increasing by RMB1.4 billion, or 2%, from RMB78.3 billion in 2018.

Online marketing revenues for Baidu Core in 2019 were RMB70.0 billion, decreasing by RMB2.6 billion, or 4%, from RMB72.6 billion in 2018, mainly due to weakness in healthcare, financial services and auto/logistics sectors, offset by strength in education, retail/e-commerce, travel and network services sectors. During 2019, we implemented an initiative in an attempt to require healthcare marketing customers to move their landing sites onto our Managed Page. Requiring healthcare customers to adopt our structured data solution allows us to better monitor the content they offer and increase consumer trust. In addition, certain sectors, such as financial services, were impacted by industry-specific policy changes and slowing macroeconomic environment. These changes dampened revenue growth, compared to the year before.

The number of our active online marketing customers increased from approximately 526,000 in 2018 to approximately 528,000 in 2019, while the average revenue per customer decreased from approximately RMB138,100 in 2018 to approximately RMB132,700 in 2019. In 2018, we began to wind down our local express business, which provided merchants with a turn-key solution to participate in our online marketing and transaction services, leading certain vendors discontinuing their business with us in 2018 and 2019. Excluding the impact of local express business, the number of our active online marketing customers increased from approximately 507,000 in 2018 to approximately 524,000 in 2019.

Our active customers of online marketing services in a given period are defined as those persons or entities that purchase at least one of Baidu Core’s online marketing services during the same period. The definition has been refined from the one used in 2017 annual report to better reflect how the management is evaluating our operating results. The number of our active online marketing customer and the average revenue per customer has been presented on a consistent basis in Track Record Period.

Baidu Core’s cloud services revenue in 2019 were RMB6.4 billion, increasing by RMB3.4 billion, or 112%, compared to RMB3.0 billion in 2018, due to the rapid adoption of our cloud services and products.

Interest income earned from provision of financial services were nil in 2019, decreased from RMB1.7 billion in 2018, as we divested our financial services business in August 2018.

Other revenues for Baidu Core in 2019 were RMB3.3 billion, increasing by RMB2.4 billion, or 268% from RMB897 million in 2018, primarily due to the increase in revenue from sales of our Xiaodu smart devices.

iQIYI

iQIYI revenue was RMB29.7 billion (US$4.6 billion) in 2020, increasing by RMB713 million, or 2%, from RMB29.0 billion in 2019.

iQIYI online advertising services revenue are included in “Online marketing revenue” in the consolidated statements of comprehensive income (loss).

iQIYI’s online advertising revenues in 2020 were RMB6.8 billion (US$1.0 billion), decreasing by RMB1.5 billion, or 18%, from RMB8.3 billion in 2019, as a result of the challenging macroeconomic environment in China, and the tightened advertising budget of advertisers and intensified competition in advertising business, as well as the tightened regulatory environment and the uncertainty of certain content scheduling in the early stage of COVID-19 pandemic in the first quarter of 2020. However, iQIYI’s online advertising services revenue has been rebounding since the second quarter of 2020 as iQIYI’s advertisers gradually recovered their advertising budgets. Average brand advertising revenue per brand advertiser increased by 11% from RMB5.9 million in 2019 to RMB6.6 million (US$1.0 million) in 2020.

FINANCIAL INFORMATION

Revenue from iQIYI membership services, content distribution, and others are included in “Other revenue” in the statements of comprehensive income (loss).

Membership revenue of iQIYI in 2020 were RMB16.5 billion (US$2.5 billion), increasing by RMB2.1 billion, or 14%, compared to RMB14.4 billion in 2019, primarily driven by (i) an increase in the average revenue per user due to the increase in the members’ willingness to pay for the premium content that iQIYI have been offering, and (ii) the relatively stable number of subscribing members of 101.7 million in 2020 as compared with 106.9 million in 2019.

iQIYI content distribution revenue increased by 5% from RMB2.5 billion in 2019 to RMB2.7 billion (US$408 million) in 2020, primarily caused by the increase of high-quality content which fulfilled distribution to several platforms.

iQIYI other revenue for iQIYI was RMB3.7 billion (US$572 million), which remained stable as compared to RMB3.7 billion in 2019.

iQIYI revenue was RMB29.0 billion in 2019, increasing by RMB4.0 billion, or 16% from RMB25.0 billion in 2018.

Online advertising revenues for iQIYI in 2019 were RMB8.3 billion, decreasing by RMB1.0 billion, or 11%, from RMB9.3 billion in 2018, primarily due to the challenging macroeconomic environment, the delay of certain content launches and intensified competition in the advertising business. Average brand advertising revenue per brand advertiser decreased by 12% from RMB6.7 million in 2018 to RMB5.9 million in 2019.

iQIYI membership services were RMB14.4 billion in 2019, increasing by RMB3.8 billion, or 36%, from RMB10.6 billion in 2018, which was primarily due to the growth of iQIYI subscribing members from 87.4 million in 2018 to 106.9 million in 2019.

iQIYI content distribution revenues were RMB2.5 billion in 2019, increasing by RMB381 million, or 18%, from RMB2.2 billion in 2018, primarily caused by an increased average transaction amount of premium content titles.

iQIYI other revenues were RMB3.7 billion in 2019, increasing by RMB869 million, or 30%, from RMB2.9 billion in 2018, primarily as a result of the growth of a number of business verticals, especially the growth of our game business after the acquisition of Skymoons.

FINANCIAL INFORMATION

Segment Operating Costs and Expenses

The following table sets forth our operating costs and expenses by segment and the year-over-year change rate for the periods indicated, with each segment operating costs and expenses including inter-segment costs and expenses:

	Year ended December 31,
	2018	2019		2020
	RMB	RMB	YoY%	RMB	US$	YoY%
	(In millions, except percentages)
Operating Costs and Expenses:
Baidu Core	54,463	64,450	18	58,146	8,911	(10)
iQIYI	33,295	38,252	15	35,748	5,478	(7)

Baidu Core. Operating costs and expenses of Baidu Core mainly consist of personnel-related costs, traffic acquisition costs, marketing and promotion spending, depreciation expenses, costs of goods sold, content costs, bandwidth cost and sales tax and surcharges.

Cost of revenues

The cost of revenues of Baidu Core decreased by 17% from RMB34.0 billion in 2019 to RMB28.4 billion (US$4.3 billion) in 2020, primarily due to a decrease in traffic acquisition costs, sales tax and surcharges and costs of goods sold.

The cost of revenues of Baidu Core increased by 34% from RMB25.4 billion in 2018 to RMB34.0 billion in 2019, primarily due to an increase in costs of goods sold, content costs, depreciation expenses, and traffic acquisition costs.

Selling, general and administrative expenses

The selling, general and administrative expenses of Baidu Core decreased by 12% from RMB14.7 billion in 2019 to RMB12.9 billion (US$2.0 billion) in 2020, primarily due to a decrease in channel spending, promotional marketing and personnel-related expenses.

The selling, general and administrative expenses of Baidu Core decreased by 4% from RMB15.3 billion in 2018 to RMB14.7 billion in 2019, primarily due to a decrease in channel spending and personnel-related expenses, offset by an increase in promotional spending.

Research and development expenses

The research and development expenses of Baidu Core increased by 7% from RMB15.7 billion in 2019 to RMB16.8 billion (US$2.6 billion) in 2020, primarily due to an increase in personnel-related expenses.

FINANCIAL INFORMATION

The research and development expenses of Baidu Core increased by 14% from RMB13.8 billion in 2018 to RMB15.7 billion in 2019, primarily due to an increase in personnel-related expenses.

iQIYI. Operating costs and expenses of iQIYI mainly consist of content costs, personnel-related costs, bandwidth costs, marketing and promotion spending, and payment platform charges.

Cost of revenues

The cost of revenues of iQIYI decreased by 8% from RMB30.3 billion in 2019 to RMB27.9 billion (US$4.3 billion) in 2020, primarily due to lower content costs and bandwidth cost.

The cost of revenues of iQIYI increased by 12% from RMB27.1 billion in 2018 to RMB30.3 billion in 2019, primarily due to higher content costs and other cost items.

Selling, general and administrative expenses

The selling, general and administrative expenses of iQIYI were RMB5.2 billion (US$795 million) in 2020, which was basically flat from 2019.

The selling, general and administrative expenses of iQIYI increased by 26% from RMB4.2 billion in 2018 to RMB5.2 billion in 2019, primarily due to increased sales and marketing expenses related to certain iQIYI apps and its game business, as well as higher personnel-related compensation expenses.

Research and development expenses

The research and development expenses of iQIYI were RMB2.7 billion (US$410 million) in 2020, which was basically flat from 2019.

The research and development expenses of iQIYI increased by 34% from RMB2.0 billion in 2018 to RMB2.7 billion in 2019, primarily due to an increase in personnel-related costs.

FINANCIAL INFORMATION

Liquidity and Capital Resources

As of December 31, 2020, we had RMB162.9 billion (US$25.0 billion) of cash, cash equivalents, restricted cash and short-term investments. Our cash and cash equivalents consist of cash on hand and investments in interest bearing demand deposit accounts, time deposits, money market funds and other liquid investments which have original maturities of three months or less. The short-term investments primarily consist of fixed-rate and adjustable-rate debt investments with original maturity of less than one year. We believe that our current cash, cash equivalents, restricted cash and short-term investments and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital, capital expenditures and debt repayment, for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue, and we may incur additional indebtedness (such as loans, convertible senior notes and notes payable) in the future.

FINANCIAL INFORMATION

Furthermore, cash transfers from our PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to their parent companies outside of China or our company, or otherwise satisfy their foreign currency denominated obligations. As of December 31, 2020, our PRC subsidiaries and consolidated affiliated entities held RMB134.1 billion (US$20.6 billion) of cash, cash equivalents, restricted cash, and short-term investments, RMB875 million (US$134 million) of which were in the form of foreign currencies.

FINANCIAL INFORMATION

The total outstanding balance of our short-term loans as of December 31, 2019 and 2020 amounted to RMB2.6 billion and RMB3.0 billion (US$462 million) respectively, which consisted of RMB denominated borrowings made by our subsidiaries from financial institutions in the PRC and were repayable within one year.

The repayment of substantially all short-term loans is guaranteed by the subsidiaries and VIEs of iQIYI and either collateralized by an office building of one of iQIYI’s VIEs or collateralized by restricted cash or other receivables. As of December 31, 2019 and 2020, the weighted average interest rates for the outstanding borrowings were 4.05% and 4.30%, respectively, and the aggregate amounts of unused lines of credit for short-term loans were RMB1.6 billion and RMB840 million (US$129 million), respectively.

We have entered into the following long-term loan transactions with commercial banks:

•

In June 2016, we entered into a five-year term and revolving facility agreement with a group of 21 syndicated bankers, pursuant to which we are entitled to borrow an unsecured US$ denominated floating rate loan of US$1.0 billion with a term of five years and to borrow an unsecured US$ denominated revolving loan of US$1.0 billion for five years. The facility was priced at 110 basis points over LIBOR and is intended for our general working capital. In June 2016, we drew down two tranches of US$250 million each under the facility commitment. In November 2016, we drew down two tranches of US$250 million each under the facility commitment. In connection with the facility agreements, we entered into four interest rate swap agreements, pursuant to which the loans would be settled with a fixed annual interest rate of 2.11%, 2.10%, 2.78% and 2.78% respectively, during the respective term of the loans.

•

iQIYI has other bank borrowings of RMB909 million (US$139 million) as of December 31, 2020, primarily used for working capital purposes, see Note 12 to the Historical Financial Information in the Consolidated Financial Statements of the Company to the Form 20-F filed with the Securities and Exchange Commission on March 9, 2021.

In February 2021, we entered into a non-binding term sheet for a term and revolving facility with a group of five mandated lead arrangers, bookrunners and underwriters, pursuant to which we are entitled to borrow an unsecured US$ denominated floating rate term loan of US$1.5 billion with a term of 5 years and to borrow an unsecured US$ denominated revolving loan of US$1.5 billion for 5 years. The facility is intended to finance the general corporate purposes and pay all transaction related fees and expenses.

We have issued the following rounds of debt securities, which remain outstanding as of the Latest Practicable Date:

•

In November 2012, we issued US$750 million senior unsecured notes due in 2017, with stated annual interest rates of 2.25%, and US$750 million senior unsecured notes due in 2022 (“2022 Ten-year Notes”), with stated annual interest rates of 3.50%. The net proceeds from the sale of the notes were used for general corporate purposes. In November 2017, notes with carrying value of US$750 million were fully repaid when they became due. As of December 31, 2020, the total carrying value and estimated fair value of these notes were US$750 million and US$786 million, respectively. The estimated fair value was based on quoted prices for our publicly-traded debt securities as of December 31, 2020. We are not subject to any financial covenants or other significant restrictions under the notes. In 2020, we paid an aggregate of US$26 million in interest payments related to these notes.

FINANCIAL INFORMATION

•

In June 2015, we issued an aggregate of US$750 million senior unsecured notes due in 2020 (“2020 Notes”), with stated annual interest rate of 3.00%, and an aggregate of US$500 million senior unsecured notes due in 2025 (“2025 Ten-year Notes”), with stated annual interest rate of 4.13%. The net proceeds from the sale of the notes were used for general corporate purposes. In June 2020, notes with carrying value of US$750 million were fully repaid when they became due. As of December 31, 2020, the total carrying value and estimated fair value were US$500 million and US$559 million, respectively, with respect to the 2025 Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2020. We are not subject to any financial covenants or other significant restrictions under the notes. In 2020, we paid an aggregate of US$32 million in interest payments related to these notes.

FINANCIAL INFORMATION

•

In July 2017, we issued an aggregate of US$900 million senior unsecured notes due in 2022 (“2022 Five-year Notes”), with stated annual interest rate of 2.88%, and an aggregate of US$600 million senior unsecured notes due in 2027 (“2027 Notes”), with stated annual interest rate of 3.63%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2020, the total carrying value and estimated fair value were US$900 million and US$926 million, respectively, with respect to the 2022 Five-year Notes, and US$600 million and US$663 million, respectively, with respect to the 2027 Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2020. We are not subject to any financial covenants or other significant restrictions under the notes. In 2020, we paid an aggregate of US$48 million in interest payments related to these notes.

•

In March 2018, we issued an aggregate of US$1.0 billion senior unsecured notes due in 2023 (“2023 Notes”), with stated annual interest rate of 3.88%, and an aggregate of US$500 million senior unsecured notes due in 2028 (“2028 March Notes”), with stated annual interest rate of 4.38%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2020, the total carrying value and estimated fair value were US$1.0 billion and US$1.1 billion, respectively, with respect to the 2023 Notes, and US$500 million and US$576 million, respectively, with respect to the 2028 March Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2020. We are not subject to any financial covenants or other significant restrictions under the notes. In 2020, we paid an aggregate of US$61 million in interest payments related to these notes.

•

In November 2018, we issued an aggregate of US$600 million senior unsecured notes due in 2024 (“2024 November Notes”), with stated annual interest rate of 4.38%, and an aggregate of US$400 million senior unsecured notes due in 2028 (“2028 November Notes”), with stated annual interest rate of 4.88%. In December 2018, we issued an aggregate of US$250 million senior unsecured notes due in 2024 (“2024 December Notes”), with stated annual interest rate of 4.38%, which constitute a further issuance of, and be fungible with and be consolidated and form a single series with the 2024 November Notes. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2020, the total carrying value and estimated fair value were US$600 million and US$659 million, respectively, with respect to the 2024 November Notes, US$400 million and US$480 million, respectively, with respect to the 2028 November Notes, and US$250 million and US$275 million, respectively, with respect to the 2024 December Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2020. We are not subject to any financial covenants or other significant restrictions under the notes. In 2020, we paid an aggregate of US$57 million in interest payments related to these notes.

•

In April 2020, we issued an aggregate of US$600 million senior unsecured notes due in 2025 (“2025 Five-year Notes”), with stated annual interest rate of 3.075%, and an aggregate of US$400 million senior unsecured notes due in 2030 (“2030 April Notes”), with stated annual interest rate of 3.425%. The net proceeds from the sale of the notes were used to repay existing indebtedness and for general corporate purposes. As of December 31, 2020, the total carrying value and estimated fair value were US$600 million and US$642 million, respectively, with respect to the 2025 Five-Year Notes, and US$400 million and US$444 million, respectively, with respect to the 2030 April Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2020. We are not subject to any financial covenants or other significant restrictions under the notes.

FINANCIAL INFORMATION

•

In October 2020, we issued an aggregate of US$650 million senior unsecured notes due in 2026 (“2026 Notes”), with stated annual interest rate of 1.720%, and an aggregate of US$300 million senior unsecured notes due in 2030 (“2030 October Notes”), with stated annual interest rate of 2.375%. The net proceeds from the sale of the notes are to be used to repay existing indebtedness. As of December 31, 2020, the total carrying value and estimated fair value were US$650 million and US$663 million, respectively, with respect to the 2026 Notes, and US$300 million and US$307 million, respectively, with respect to the 2030 October Notes. The estimated fair values were based on quoted prices for our publicly-traded debt securities as of December 31, 2020. We are not subject to any financial covenants or other significant restrictions under the notes.

iQIYI has issued the following convertible notes, which remain outstanding as of the Latest Practicable Date:

•

In December 2018, iQIYI issued US$750 million convertible senior notes due 2023 (“iQIYI 2023 Convertible Notes”). The iQIYI 2023 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 3.75% per annum with a maturity date of December 1, 2023, unless previously repurchased, redeemed or converted prior to such date. The initial conversion rate of the iQIYI 2023 Convertible Notes is 37.1830 of iQIYI’s ADSs per US$1,000 principal amount of the iQIYI 2023 Convertible Notes. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

Concurrently with the issuance of the iQIYI 2023 Convertible Notes, iQIYI purchased capped call options on iQIYI’s ADS with certain counterparties at a price of US$68 million. The capped call exercise price is equal to the initial conversion price of the iQIYI 2023 Convertible Notes and the cap price is US$38.42 per ADS, subject to certain adjustments under the terms of the capped call transaction. The cost of the capped call was recorded as a reduction of our additional paid-in capital and non-controlling interests on the consolidated balance sheets with no subsequent remeasurement to fair value.

As the conversion option may be settled entirely or partially in cash at iQIYI’s option, we separated the iQIYI 2023 Convertible Notes into liability and equity components in accordance with ASC Subtopic 470-20, Debt with Conversion and Other Options. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated conversion feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the initial proceeds and recorded as additional paid-in capital. Debt issuance costs were allocated to the liability and equity components based on the same proportion as the recognized amounts bifurcated based on gross proceeds from the iQIYI 2023 Convertible Notes. The difference between the principal amount of the iQIYI 2023 Convertible Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 7.04% to accrete the discounted carrying value of the iQIYI 2023 Convertible Notes to its face value on December 1, 2021, the put date of the iQIYI 2023 Convertible Notes. The holders may require iQIYI to repurchase all or portion of the iQIYI 2023 Convertible Notes for cash on December 1, 2021, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

FINANCIAL INFORMATION

•

In March 2019, iQIYI issued US$1.2 billion convertible senior notes due 2025 (“iQIYI 2025 Convertible Notes”). The iQIYI 2025 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 2.00% per annum with a maturity date of April 1, 2025, unless previously repurchased, redeemed or converted prior to such date. The initial conversion rate of the iQIYI 2025 Convertible Notes is 33.0003 of iQIYI’s ADSs per US$1,000 principal amount of the iQIYI 2025 Convertible Notes. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at its election.

FINANCIAL INFORMATION

Concurrently with the issuance of the iQIYI 2025 Convertible Notes, iQIYI purchased call options on iQIYI’s ADS with certain counterparties at a price of US$85 million. The capped call exercise price is equal to the initial conversion price of the iQIYI 2025 Convertible Notes and the cap price is US$40.02 per ADS, subject to certain adjustments under the terms of the capped call transaction. The cost of the capped call was recorded as a reduction of our additional paid-in capital and non-controlling interests on the consolidated balance sheets with no subsequent remeasurement to fair value.

The accounting of iQIYI 2025 Convertible Notes is similar to that of iQIYI 2023 Convertible Notes. The difference between the principal amount of the iQIYI 2025 Convertible Notes and the liability component is considered debt discount and is amortized at an effective interest rate of 6.01% to accrete the discounted carrying value of the iQIYI 2025 Convertible Notes to its face value on April 1, 2023, the put date of the Notes. The holders may require iQIYI to repurchase all or portion of the iQIYI 2025 Convertible Notes for cash on April 1, 2023, or upon a fundamental change, at a repurchase price equal to 100% of the principal amount, plus accrued and unpaid interest.

•

In January 2021, iQIYI completed the issuance of US$900 million convertible senior notes due 2026 (“iQIYI 2026 Convertible Notes”). The iQIYI 2026 Convertible Notes are senior, unsecured obligations of iQIYI, and interest is payable semi-annually in cash at a rate of 4.00% per annum with a maturity date of December 15, 2026, unless previously repurchased, redeemed or converted prior to such date. The initial conversion rate of the iQIYI 2026 Convertible Notes is 44.8179 ADSs of iQIYI per US$1,000 principal amount of the iQIYI 2026 Convertible Notes. Upon conversion, iQIYI will pay or deliver to such converting holders, as the case may be, cash, iQIYI ADSs, or a combination of cash and iQIYI ADSs, at its election.

The iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes and the iQIYI 2026 Convertible Notes are collectively referred to the Convertible Notes. As of December 31, 2019 and 2020, the principal amount of the liability component of the Convertible Notes were RMB13.6 billion and RMB18.0 billion (US$2.8 billion), unamortized debt discount was RMB1.3 billion and RMB1.3 billion (US$195 million), and the net carrying amount of the liability component were RMB12.3 billion and RMB16.7 billion (US$2.6 billion), respectively. The carrying amount of the equity component of the Convertible Notes were RMB1.3 billion and RMB1.7 billion (US$267 million), respectively. For the years ended December 31, 2018, 2019 and 2020, the amount of interest cost recognized relating to both the contractual interest coupon and amortization of the discount on the liability component were RMB24 million, RMB670 million and RMB799 million (US$123 million), respectively. As of December 31, 2020, the liability component of the iQIYI 2023 Convertible Notes, the iQIYI 2025 Convertible Notes and the iQIYI 2026 Convertible Notes will be accreted up to the principal amount of RMB4.9 billion (US$750 million), RMB7.8 billion (US$1.2 billion) and RMB5.2 billion (US$800 million) over a remaining period of 0.92 years, 2.25 years and 3.59 years, respectively.

We may use the net proceeds from our issuance and sale of the notes to fund the operations of our PRC subsidiaries by making additional capital contributions to our existing PRC subsidiaries, injecting capital to establish new PRC subsidiaries and/or providing loans to our PRC subsidiaries. Such transfer of funds from Baidu, Inc. or any of our offshore subsidiaries to our PRC subsidiaries is subject to the PRC regulatory restrictions and procedures: (i) capital increase of the existing PRC subsidiaries and establishment of new PRC subsidiaries must be registered with the local branch of SAMR and reported to the Ministry of Commerce via the online enterprise registration system, and registered with local banks authorized by SAFE; and (ii) loans to any of our PRC subsidiaries must not exceed the statutory limit and must be filed with SAFE.

FINANCIAL INFORMATION

As of December 31, 2019 and 2020, we had RMB51.9 billion and RMB55.8 billion (US$8.6 billion) in long-term loans and notes payables (including current portion of RMB6.0 billion and RMB7.4 billion (US$1.1 billion)), RMB12.3 billion and RMB16.7 billion (US$2.6 billion) in long-term convertible notes (including current portion of nil and RMB4.8 billion (US$728 million) and had RMB2.6 billion and RMB3.0 billion (US$462 million) in short-term loans, respectively. Our long-term loans and notes payable, long-term convertible notes and short-term loans include those of iQIYI hereinafter. As of December 31, 2019 and 2020, iQIYI had RMB1.6 billion and RMB909 million (US$139 million) in long-term loans payables (including current portion of RMB737 million and RMB909 million (US$139 million)), RMB12.3 billion and RMB16.7 billion (US$2.6 billion) in long-term convertible notes (including current portion of nil and RMB4.8 billion (US$728 million) and had RMB2.6 billion and RMB3.0 billion (US$455 million) in short-term loans, respectively.

Cash Flows

As of December 31, 2018, 2019 and 2020, we had RMB141.5 billion, RMB147.4 billion and RMB162.9 billion (US$25.0 billion) in cash, cash equivalents, restricted cash and short-term investments.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Net cash provided by operating activities	35,967	28,458	24,200	3,709
Net cash used in investing activities	(34,460)	(19,974)	(27,552)	(4,223)
Net cash provided by (used in) financing activities	15,082	(3,873)	5,665	869
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,902	1	(212)	(32)

Net increase in cash, cash equivalents and restricted cash	18,491	4,612	2,101	323

Cash, cash equivalents and restricted cash at beginning of the year	11,336	29,827	34,439	5,278

Cash, cash equivalents and restricted cash at end of the year	29,827	34,439	36,540	5,601

Operating Activities

Net cash provided by operating activities decreased to RMB24.2 billion (US$3.7 billion) in 2020 from RMB28.5 billion in 2019. This decrease was primarily due to an addition of RMB10.5 billion (US$1.6 billion) in licensed copyrights resulting from reclassification of cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities due to the adoption of ASU 2019-02, an increase of RMB9.7 billion (US$1.5 billion) in investment and interest income and a decrease of RMB7.8 billion (US$1.2 billion) in impairment of other assets, partially offset by an increase of RMB21.3 billion (US$3.3 billion) in net income.

FINANCIAL INFORMATION

Net cash generated from operating activities decreased to RMB28.5 billion in 2019 from RMB36.0 billion in 2018. This decrease was primarily due to a decrease of RMB24.9 billion in net income, partially offset by an increase of RMB9.5 billion in impairment of other assets and a decrease of RMB6.1 billion in gain on disposal of subsidiaries.

Investing Activities

Net cash used in investing activities was RMB27.6 billion (US$4.2 billion) in 2020, consisting primarily of RMB159.2 billion (US$24.4 billion) in purchase of held-to-maturity investments, RMB133.0 billion (US$20.4 billion) in purchase of available-for-sale investments, RMB134.3 billion (US$20.6 billion) in maturities of held-to-maturity investments , RMB135.6 billion (US$20.8 billion) in sales and maturities of available-for-sale investments, and RMB4.5 billion (US$685 million) in purchase of other long-term investments offset by RMB6.5 billion (US$1.0 billion) in proceeds from disposal of long-term investments.

Net cash used in investing activities was RMB20.0 billion in 2019, consisting primarily of RMB12.2 billion for acquisition of licensed copyrights, RMB6.4 billion for acquisition of fixed assets, RMB120.2 billion in purchase of held-to-maturity investments, RMB218.2 billion in purchase of available-for-sale investments, offset by RMB46.6 billion in maturities of held-to-maturity investments and RMB291.2 billion in sales and maturities of available-for-sale investments, and RMB6.3 billion in purchase of other long-term investments offset by RMB7.5 billion in proceeds from disposal of long-term investments.

Net cash used in investing activities was RMB34.5 billion in 2018, consisting primarily of RMB13.1 billion for the acquisition of licensed copyrights, RMB27.6 billion in purchase of held-to-maturity investments, RMB284.1 billion in purchase of available-for-sale investments and RMB9.9 billion in purchase of long-term investments, offset by RMB49.0 billion in maturities of held-to-maturity investments and RMB239.9 billion in sales and maturities of available-for sale investments, and RMB10.8 billion in our net cash inflow relating to the financial services business we divested in 2018.

We have adopted ASU 2019-02 on January 1, 2020 which the FASB issued in March 2019, and report cash flows related to the acquisition of licensed copyrights as “operating activities” in the statement of cash flows, beginning with the period of adoption, as opposed to “investing activities.”

Financing Activities

Net cash provided by financing activities was RMB5.7 billion (US$869 million) in 2020, consisting primarily of RMB13.3 billion (US$2.0 billion) from our issuance of long-term notes, RMB5.2 billion (US$789 million) from the issuance by iQIYI of convertible notes, and RMB4.7 billion (US$715 million) from issuance of iQIYI’s shares, offset by RMB13.1 billion (US$2.0 billion) used to repurchase our shares and repayment of RMB5.4 billion (US$824 million) for long-term notes.

Net cash used in financing activities was RMB3.9 billion in 2019, consisting primarily of our repayment of RMB6.9 billion for long-term notes and RMB5.0 billion used to repurchase our shares, offset by RMB7.9 billion of net proceeds from the issuance by iQIYI of convertible notes.

FINANCIAL INFORMATION

Net cash generated from financing activities was RMB15.1 billion in 2018, consisting primarily of RMB18.1 billion of net proceeds from issuance of long-term notes and RMB15.7 billion of proceeds from issuance of shares by our subsidiaries, which was primarily due to the initial public offering of iQIYI’s ADSs in 2018, offset by net cash outflow of RMB21.3 billion relating to the financial services business we divested in 2018.

Certain Balance Sheet Items

Long-term investments

The following table sets forth a breakdown of our long-term investments by accounting treatment as of the dates indicated:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(In millions)
Equity investments at fair value with readily determinable fair value	4,428	11,334	12,978	1,989
Available-for-sale debt investment	1,167	3,970	2,607	400
Equity investments without readily determinable fair value	29,269	24,686	24,603	3,770
Equity method investments	44,133	27,105	24,067	3,688
Investments accounted for at fair value	1,457	1,819	2,238	343
Long-term held-to-maturity investments	—	496	9,740	1,493

Total long-term investments	80,454	69,410	76,233	11,683

Equity investments at fair value with readily determinable fair value represent investments in the equity securities of publicly listed companies, for which we do not have significant influence. Equity investments at fair value with readily determinable fair value are reported at fair value and changes in fair value are recognized in earnings.

Equity investments without readily determinable fair value mainly represents our investments in companies without observable market price in the form of preferred shares or common stock for which we do not have significant influence. For these investments, we elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

We recognized a net gain of RMB4.4 billion, RMB17 million, and RMB2.0 billion (US$304 million) related to equity securities without readily determinable fair value as “others, net” in our consolidated statements of comprehensive income for the years ended December 31, 2018, 2019 and 2020, respectively.

During the Track Record Period, our significant equity method investees primarily included Trip.com with carrying amount of RMB30.5 billion, RMB14.1 billion and RMB12.6 billion as of December 31, 2018, 2019 and 2020, respectively. We recognized impairment of RMB167 million, RMB9.2 billion and RMB297 million (US$46 million) related to equity method investments for the years ended December 31, 2018, 2019 and 2020, respectively.

Long-term held-to-maturity securities were mainly deposits in commercial banks with maturities of greater than one year and wealth management products issued by commercial banks and other financial institutions for which we have the positive intent and ability to hold those securities to maturity.

FINANCIAL INFORMATION

Short-term investments

As of December 31, 2018, 2019 and 2020, our short-term investments comprised of only debt securities. Short-term held-to-maturity securities were mainly deposits in commercial banks with maturities of less than one year and wealth management products issued by commercial banks and other financial institutions for which we have the positive intent and ability to hold those securities to maturity. The short-term available-for-sale securities include wealth management products issued by commercial banks and other financial institutions which are not classified as trading securities or as held-to-maturity securities.

Accounts Receivable, net

Our accounts receivable mainly consists of those due from our online marketing customers, cloud services customers and other services customers, and are recognized and carried at the original invoiced amount less an allowance for credit losses. Our accounts receivable, net increased by 17% from RMB7.4 billion as of December 31, 2019 to RMB8.7 billion (US$1.3 billion) as of December 31, 2020, primarily due to an increase from online marketing and cloud services. Our accounts receivable increased by 23% from RMB6.0 billion as of December 31, 2018 to RMB7.4 billion as of December 31, 2019, primarily due to our business development on Xiaodu smart products and cloud services.

Accounts Payable and Accrued Liabilities

Our accounts payable and accrued liabilities primarily include those related to content acquisition costs, traffic acquisition costs, bandwidth costs, accrued payroll and welfare and accrued other operating expenses. Our accounts payable and accrued liabilities increased by 12% from RMB32.7 billion as of December 31, 2019 to 36.7 billion (US$5.6 billion) as of December 31, 2020, primarily due to an increase in payables to non-controlling shareholder related to their withdrawal of equity from our subsidiary. Our accounts payable and accrued liabilities decreased by 8% from RMB35.4 billion as of December 31, 2018 to RMB32.7 billion as of December 31, 2019 primarily due to a decrease in content acquisition related payables.

Customer Deposits and Deferred Revenue

Our customer deposits and deferred revenue mainly consist of deposits received from certain customers of our online marketing services. Our customer deposits and deferred revenue increased by 14% from RMB11.1 billion as of December 31, 2019 to RMB12.6 billion (US$1.9 billion) as of December 31, 2020, primarily due to an increase in deposits and consideration received from customers of online marketing services and iQIYI membership services. Our customer deposits and deferred revenue increased by 20% from RMB9.2 billion as of December 31, 2018 to RMB11.1 billion as of December 31, 2019, primarily due to an increase in deposits and consideration received from online marketing services customers.

Total Shareholders’ Equity

Our total Baidu, Inc. shareholders’ equity increased by 12% from of RMB163.6 billion as of December 31, 2019 to RMB182.7 billion (US$28.0 billion) as of December 31, 2020, primarily due to net income attributable to Baidu, Inc of RMB22.5 billion (US$3.4 billion), share-based compensation of RMB5.7 billion (US$881 million) and issuance of shares by our subsidiaries to non-controlling interest of RMB2.3 billion, and partially offset by repurchase of ordinary shares of RMB13.1 billion (US$2.0 billion) for the year ended December 31, 2020. Our total shareholders’ equity slightly increased from of RMB162.9 billion as of December 31, 2018 to RMB163.6 billion as of December 31, 2019, primarily due to net income attributable to Baidu, Inc of RMB2.1 billion and share-based compensation of RMB5.0 billion, and offset by other comprehensive loss of RMB1.6 billion and repurchase and retirement of ordinary shares of RMB5.0 billion in 2019.

FINANCIAL INFORMATION

Goodwill

The carrying amount of goodwill for each of Baidu Core and iQIYI as of December 31, 2018, 2019 and 2020 was as follows.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB
	(In millions)
Baidu Core
—91 Wireless	9,845	9,845	9,845
—Others	4,803	4,517	8,515

	14,648	14,362	18,360

iQIYI	3,888	3,888	3,888

	18,536	18,250	22,248

In October 2013, we acquired 100% of the outstanding ordinary shares of 91 Wireless Websoft Limited (“91 Wireless”), a leading Chinese mobile application marketplaces and mobile games operator, with which we expected to enhance its ability and market share in mobile online marketing business. The total purchase consideration was RMB11.2 billion, and we recognized goodwill of RMB9.8 billion.

The carrying amount of goodwill for iQIYI reporting unit mainly represents business combinations of iQIYI, Inc. (formerly known as “Qiyi.com, Inc.”) completed in 2012 and PPStream Inc. (“PPS”) completed in 2013.

Except for 91 Wireless, iQIYI and PPS, we completed over 30 business combinations since establishment, from which we expected to achieve significant synergies as the acquired businesses complement our existing businesses. The acquired entities were considered insignificant individually as of the acquisition date.

As of December 31, 2018, 2019 and 2020, we had two reporting units, consisting of Baidu Core and iQIYI. We have the option to assess qualitative factors first to determine whether it is necessary to perform the quantitative test in accordance with ASC Subtopic 350-20, Intangibles — Goodwill and Other: Goodwill (“ASC 350-20”). In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test described above is required. Otherwise, no further testing is required. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

We performed qualitative assessments for the reporting unit of Baidu Core as of December 31, 2018, 2019 and 2020. Based on the requirements of ASC 350-20, we evaluated all relevant factors including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance, and our share price. We weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value of the Baidu Core reporting unit was less than its carrying amount. Therefore, further impairment testing was unnecessary as of December 31, 2018, 2019 and 2020.

FINANCIAL INFORMATION

We elected to choose to bypass the qualitative assessment and proceed directly to perform quantitative test for the reporting unit of iQIYI. Subsequent to iQIYI’s IPO, we primarily considered the quoted market price of iQIYI’s share to determine the fair value of the reporting unit. As of December 31, 2018, 2019 and 2020, the fair value of iQIYI exceeded its carrying amount, therefore, goodwill related to the iQIYI reporting unit was not impaired and we were not required to perform further testing.

Intangible assets — Trademarks and Others

Our intangible assets included trademarks, technology, intellectual property rights, online literature and others. The estimated useful lives of trademarks range from 2 to 22 years. Others mainly include customer relationships, software, domain names and user lists that have estimated useful lives ranging from 1 to 22 years. The estimated useful lives of intangible assets are determined by considering several factors, including the expected use of the asset by us, our own historical experience in renewing or extending similar arrangements, the effect of demand, competition and other economic factors, etc.. For each major intangible asset class, the weighted average useful lives from the date of purchase for trademarks and others are 10 years and 8 years, respectively.

Level 3 fair value measurements

We use valuation methodologies, primarily the market approach, which requires management to unobservable inputs (level 3) such as selection of comparable companies and multiples, volatility, discount for lack of marketability and probability of exit events as it relates to redemption preferences when applicable.

Other non-financial assets, intangible assets, licensed copyrights and produced content, would be measured at fair value whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. The fair values of these non-financial long-lived assets were measured under income approach, based on our best estimation. Significant inputs used in the income approach primarily included future estimated cash flows and discount rate.

Our Directors oversee the valuation process by ensuring the management selecting a qualified financial reporting team, maintaining robust processes and internal controls, and overseeing significant valuations. Under the supervision of our Directors, the management conducts the estimation of fair values of such non-financial assets, including evaluation and selection of appropriate valuation methodologies and significant unobservable inputs of such non-recurring fair value measurements (level 3), with the assistance of our valuation specialists for those valuations that are significant to the financial statements. Based on the above procedures, our Directors are of the view that the valuation analysis performed by the Company is fair and reasonable, and the level 3 fair value measurements in the financial statements of our Company are properly prepared.

Details of the fair value measurement of financial assets categorized within Level 3, particularly the fair value hierarchy, the valuation techniques and key inputs, including significant unobservable inputs, and reconciliation of level 3 measurements are disclosed in Note 25 to the Historical Financial Information in the Consolidated Financial Statements of the Company to the Form 20-F filed with the Securities and Exchange Commission on March 9, 2021.

FINANCIAL INFORMATION

In relation to the fair value measurement of financial assets categorized within Level 3, the Joint Sponsors have conducted relevant due diligence work, including but not limited to, reviewing relevant disclosure and understanding, through the Company, the valuation work performed, including the valuation techniques adopted, procedures performed for impairment testing and the internal control process undertaken by the Company for the valuation of the financial assets. Having considered the work done by the Company’s management and Directors and the relevant due diligence conducted by the Joint Sponsors, nothing material has come to the Joint Sponsors’ attention to disagree with the Company in respect of the valuation of such financial assets.

Critical Accounting Policies

We prepare financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

FINANCIAL INFORMATION

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. For further information on our critical accounting policies, see Note 2 to the Consolidated Financial Statements of the Company to the Form 20-F filed with the Securities and Exchange Commission on March 9, 2021. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Consolidation of Affiliated Entities

In order to comply with PRC laws and regulations limiting foreign ownership of or imposing conditions on internet content, advertising, audio and video services, and mobile app distribution businesses, we operate our websites and conduct our internet content, advertising, audio and video services, and mobile app distribution businesses through our affiliated entities in China by means of contractual arrangements. We have entered into certain exclusive agreements with the affiliated entities directly or through our subsidiaries, which obligate us to absorb losses of the VIEs’ that could potentially be significant to the VIEs or entitle the Primary Beneficiaries to receive economic benefits from the VIEs that could potentially be significant to the VIEs. In addition, we have entered into certain agreements with the affiliated entities and the nominee shareholders of affiliated entities directly or through our subsidiaries, which enable us to direct the activities that most significantly affect the economic performance of the affiliated entities. Based on these contractual arrangements, we consolidate the affiliated entities as required by ASC Topic 810, Consolidation, because we hold all the variable interests of the affiliated entities directly or through the subsidiaries, which are the primary beneficiaries of the affiliated entities. We will reconsider the initial determination of whether a legal entity is a consolidated affiliated entity upon certain events listed in ASC 810-10-35-4 occurring. We will also continuously reconsider whether we are the primary beneficiaries of our affiliated entities as facts and circumstances change.

Segment Reporting

As of December 31, 2018, 2019 and 2020, we had two reportable segments, Baidu Core and iQIYI. Baidu Core mainly provides search-based, feed-based, and other online marketing services, as well as products and services from our new AI initiatives. iQIYI is an online entertainment service provider that offers original, professionally produced and partner-generated content on its platform. In early April 2018, iQIYI completed its initial public offering (IPO) on the Nasdaq Global Market.

Our chief executive officer, who has been identified as the chief operating decision marker, (“CODM”), reviews the operating results of Baidu Core and iQIYI, to allocate resources and assess our performance. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC Topic 280, Segment Reporting.

Revenue Recognition

We adopted ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), codified in ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) from January 1, 2018, using the modified retrospective method.

FINANCIAL INFORMATION

Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. Revenue is recorded net of valued added taxes (“VAT”).

Performance-based online marketing services

Cost-per-click (“CPC”)

Our auction-based P4P platform enables customers to bid for priority placement of paid sponsored links and reach users who search for information related to their products or services. P4P online marketing customers can choose from search-based and feed-based online marketing services, and select criteria for their inventory purchase, such as daily spending limit and user profile targeted, including, but not limited to, users from specific regions in China and users online during specific time period. Revenue is recognized when all of the revenue recognition criteria are met, which is generally when a user clicks on one of the customer-sponsored links or feed-based marketing.

Other performance-based online marketing services

To the extent the we provide online marketing services based on performance criteria other than cost-per-click, such as the number of downloads (and user registration) of mobile apps and the pre-determined ratios of completed transaction volumes, revenue is recognized when the specified performance criteria are met along with the satisfaction of other applicable revenue recognition criteria.

Online display advertising services

We provide online display advertising services to its customers by integrating text description, image and/or video, and displaying the advertisement in the search result, in Baidu Feed or on other properties. We recognize revenue on a pro-rata basis over the contractual term for cost per time advertising arrangements, commencing on the start date of the display advertisement, or based on the number of times that the advertisement has been displayed for cost per thousand impressions advertising arrangements.

FINANCIAL INFORMATION

Baidu Union online marketing services

Baidu Union is a program through which we expand distribution of its customers’ sponsored links or advertisements by leveraging the traffic of Baidu Union partners’ online properties. We acquire traffic from Baidu Union partners and is responsible for service fulfillment to our online marketing services customers, pricing and bearing inventory risks. As principal, we recognize revenue on a gross basis, based on customer billing. The services which we provided to customers through Baidu Union partners’ online properties include CPC, other performance-based online marketing services and online display advertising services. These services are provided in the same way to our customers as those through Baidu’s own platforms or properties. As principal, we recognize revenue from Baidu Union on a gross basis, based on customer billing. Payments made to Baidu Union partners are recorded as traffic acquisition costs, which are included in “cost of revenues” in the consolidated statements of comprehensive income (loss).

Certain online marketing services customers are required to pay a deposit before using our services. Once their account balance falls below a designated amount, they will receive an automated notice from us to replenish their accounts. Customer deposit is deducted when a user clicks on the customer’s link in the search result or when other performance criteria other than CPC have been satisfied. We offer payment terms to certain customers based on their credit history with us and other credit factors. We may also offer payment terms to certain agencies, as is common in the industry.

FINANCIAL INFORMATION

Collection

Certain customers of online marketing services are required to pay a deposit before using our services and are sent automated reminders to replenish their accounts when the balance falls below a designated amount. The deposits received are recorded as “customer deposits and deferred revenue” on the consolidated balance sheets. The amounts due to us are deducted from the deposited amounts when users click on the paid sponsored links in the search results or other performance criteria have been satisfied. In addition, we offer payment terms to some customers based on their historical marketing placements and credibility. We also offer longer payment terms to certain online payment agencies, consistent with industry practice.

Payment terms and conditions vary by customer and are based on the billing schedule established in our contracts or purchase orders with customers, but we generally provide credit terms to customers within one year; therefore, we have determined that our contracts do not include a significant financing component.

Sales incentives

We provide sales incentives to third-party agents that entitle them to receive price reduction on the online marketing services by meeting certain cumulative consumption requirements. We account for these incentives granted to customers as variable consideration and net them against revenue. Amounts of variable consideration is measured based on the most likely amount of incentives to be provided to customers.

Membership services

We offers membership services to subscribing members with various privileges, which primarily include access to exclusive and ad-free streaming of premium content 1080P/4K high definition video, Dolby Audio, and accelerated downloads and others, or personal cloud services, in exchange for non-refundable upfront membership fees. When the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as “customer deposits and deferred revenue” and revenue is recognized ratably over the membership period as services are rendered. Membership services revenue also includes fees earned from subscribing members for on-demand content purchases and early access to premium content. We are the principal in its relationships where partners, including consumer electronics manufacturers (TVs and cell phones), mobile operators, internet service providers and online payment agencies, provide access to the membership services or payment processing services as we retain control over its service delivery to its subscribing members. Typically, payments made to the partners, are recorded as cost of revenues. For the sale of the right to other membership services through strategic cooperation with other parties, we recognize revenue on a net basis when we do not control the specified services before they are transferred to the customer.

Content distribution

We generate revenues from sub-licensing content licensed from vendors for cash or through nonmonetary exchanges mainly with other online video broadcasting companies. The exclusive licensing agreements we enter into with the vendors have a specified license period and provide us rights to sub-license these contents to other parties. We enter into a non-exclusive sub-license agreement with a sub-licensee for a period that falls within the original exclusive license period. For cash sub-licensing transactions, we are entitled to receive the sub-license fee under the sub-licensing arrangements and do not have any future obligation once we have provided the underlying content to the sub-licensee (which is provided at or before the beginning of the sub-license period). The sub-licensing of content represents a license of functional intellectual property that grants a right to use our licensed copyrights, and is recognized at the point in time when the licensed copyright is made available for the customer’s use and benefit.

FINANCIAL INFORMATION

We also enter into nonmonetary transactions to exchange online broadcasting rights of licensed copyrights with other online video broadcasting companies from time to time. The exchanged licensed copyrights provide rights for each party to broadcast the licensed copyrights received on its own website only. Each transferring party retains the right to continue broadcasting the exclusive content on its own website and/or sublicense the rights to the content it surrendered in the exchange. We account for these nonmonetary exchanges based on the fair value of the asset received. Barter sublicensing revenue are recognized in accordance with the same revenue recognition criteria above. We estimate the fair value of the licensed copyrights received using a market approach based on various factors, including the purchase price of similar non-exclusive and/or exclusive contents, broadcasting schedule, cast and crew, theme, and box office. The transaction price of barter sublicensing revenues is calculated on the individual content asset basis. For a significant barter sublicensing transaction, the Company further reviews the fair value by analyzing against the cost of the licensed copyrights bartered out and/or engages a third-party valuation firm to assess the reasonableness of its fair value. The attributable cost of sublicensing transactions, whether for cash or through nonmonetary exchanges, is recognized as cost of revenues through the amortization of the sublicensing right component of the exclusive licensed copyright.

FINANCIAL INFORMATION

Financial services

Before the divestiture of Du Xiaoman in August 2018, we offer financial services which include provision of installment payment services to consumers and wealth management services to third-party investors. Interest income earned from provision of financial services is reported as “Other revenues” and reported on a net basis after deduction of related interest costs incurred.

Cloud services

We provide public cloud services, which include computing database, storage and other services and allow customers to use hosted software over the contract period without taking possession of the software, generally on either a subscription or consumption basis. We also provide proprietary cloud services which mainly include hardware, software licensing and software installation service. Revenue related to cloud services provided on a subscription basis is recognized ratably over the contract period. Revenue related to cloud services provided on a consumption basis, such as the amount of storage used in a period, is recognized based on the customer utilization of such resources.

Cloud service revenue is recognized over time if one of the following three criteria is met: (i)_the customer simultaneously receives and consumes the benefits as we perform; (ii) our performance creates or enhances an asset that the customer controls as the asset is created or enhanced; (iii) the asset delivered has no alternative use and we have an enforceable right to payment for performance completed to date. Otherwise, revenue is recognized at a point in time only upon customer acceptance of the cloud services.

FINANCIAL INFORMATION

Sales of hardware

We sell hardware products via third-party agents or directly to end customers. Revenue from the sales of hardware is recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by our customers. Revenue is recorded net of sales incentives and return allowance.

Other revenue recognition related policies

For arrangements that include multiple performance obligations, primarily for advertisements to be displayed in different spots, placed under different forms and displayed at different times and proprietary cloud services which mainly include hardware, software licensing and software installation service, we would evaluate all of the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price at contract inception. We generally determine standalone selling prices based on the prices charged to customers on a standalone basis or estimates it using an expected cost plus margin approach. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.

FINANCIAL INFORMATION

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services customers are required to pay before the services are delivered to the customer. When either party to a revenue contract has performed, we recognize a contract asset or a contract liability on the consolidated balance sheet, depending on the relationship between the entity’s performance and the customer’s payment. Contract liabilities were mainly related to fees for membership services to be provided over the membership period, which were presented as “Customer deposits and deferred revenue” on the consolidated balance sheets. Contract assets mainly represent unbilled amounts related to our rights to consideration for advertising services and cloud services delivered and were included in “Other current assets, net” on the consolidated balance sheets.

We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which it has the right to invoice for services performed.

Share-based Compensation

We account for share-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation, (“ASC 718”). We have elected to recognize share-based compensation using the straight-line method for all share-based awards issued with no performance conditions. For awards with performance conditions, compensation cost is recognized on an accelerated basis if it is probable that the performance condition will be achieved.

Forfeitures are estimated based on historical experience and are periodically reviewed. Cancellation of an award accompanied by the concurrent grant of a replacement award is accounted for as a modification of the terms of the cancelled award (“modified awards”). The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition is achieved. Total recognized compensation cost for the awards is at least equal to the fair value of the awards at the grant date unless at the date of the modification the performance or service conditions of the original awards are not expected to be satisfied. The incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. Therefore, in relation to the modified award, we recognize share-based compensation over the vesting periods of the replacement award, which comprises (i) the amortization of the incremental portion of share-based compensation over the remaining vesting term, and (ii) any unrecognized compensation cost of the original award, using either the original term or the new term, whichever results in higher expenses for each reporting period.

We adopted ASU No. 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees (“ASU 2018-07”) on January 1, 2019 using the modified retrospective method. Subsequent to the adoption, the Company measures equity-classified nonemployee awards using their fair value on grant date.

FINANCIAL INFORMATION

Income Taxes

We recognize income taxes under the liability method. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted tax rates in effect for the years in which the differences are expected to reverse. We record a valuation allowance against the amount of deferred tax assets that we determine is not more-likely-than-not to be realized. The effect on deferred taxes of a change in tax rates is recognized in earnings in the period that includes the enactment date.

Deferred income taxes are recognized on the undistributed earnings of subsidiaries, which are presumed to be transferred to the parent company and are subject to withholding taxes, unless there is sufficient evidence to show that the subsidiary has invested or will invest the undistributed earnings indefinitely or that the earnings will be remitted in a tax-free liquidation.

We apply the provisions of ASC Topic 740, Income Taxes, (“ASC 740”), in accounting for uncertainty in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. We have elected to classify interest and penalties related to an uncertain tax position (if and when required) as part of income tax expense in the consolidated statements of comprehensive income (loss).

FINANCIAL INFORMATION

Long-term investments

Our long-term investments consist of equity investments with readily determinable fair value, equity method investments, held-to-maturity debt investments, available-for-sale debt investments, equity investments without readily determinable fair value, and other investments accounted for at fair value.

We adopted ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), codified in ASC Topic 321, Investments—Equity Securities (“ASC 321”), from January 1, 2018 and the cumulative effect of RMB1.9 billion representing the unrealized gains of available-for-sale equity securities before the adoption was recorded as an adjustment to the opening retained earnings. Pursuant to ASU 321, equity investments, except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by the Company and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Equity securities with readily determinable fair values are measured at fair value, and any changes in fair value are recognized in “Others, net.” in the consolidated statements of comprehensive income (loss).

For equity investments measured at fair value with changes in fair value recorded in earnings, we do not assess whether those securities are impaired. For equity investments that we elect to use the measurement alternative, we make a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, we recognize an impairment loss in net income equal to the difference between the carrying value and fair value.

Investments in entities in which we can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). Under the equity method, we initially record its investment at cost and the difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is accounted for as if the investee were a consolidated subsidiary. We subsequently adjust the carrying amount of its investment to recognize our proportionate share of each equity investee’s net income or loss into earnings. We will discontinue applying the equity method if an investment (plus additional financial support provided to the investee, if any) has been reduced to zero. When we have other investments in the equity-method investee and we are not required to advance additional funds to the investee, we would continue to report its share of equity method losses in its statement of comprehensive (loss)income after our equity-method investment in ordinary shares has been reduced to zero, to the extent of and as an adjustment to the adjusted basis of our other investments in the investee. Such losses are first applied to those investments of a lower liquidation preference before being further applied to the investments of a higher liquidation preference. We adopted a one-quarter lag in reporting for its share of equity income (loss) in all of its equity method investees.

FINANCIAL INFORMATION

We evaluate the equity method investments for impairment at each reporting date, or more frequently if events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. Factors considered by us when determining whether an investment has been other-than-temporarily-impaired, includes, but are not limited to, the length of the time and the extent to which the market value has been less than cost, the financial performance and near-term prospect of the investee, and our intent and ability to retain the investment until the recovery of its cost. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary and is allocated to the individual net assets underlying equity method investments in the following order: 1) reduce any equity method goodwill to zero; 2) reduce the individual basis differences related to the investee’s long-lived assets pro rata based on their amounts relative to the overall basis difference at the impairment date and 3) reduce the individual basis difference of the investee’s remaining assets in a systematic and rational manner.

In accordance with ASC Subtopic 946-320, Financial Services—Investment Companies, Investments—Debt and Equity Securities, we account for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair value of these investments are re-measured at each reporting date in accordance with ASC 820.

Available-for-sale debt investments are convertible debt instruments issued by private companies and investment in preferred shares that is redeemable at our option, which are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).

FINANCIAL INFORMATION

Licensed Copyrights, net

Licensed copyrights consist of professionally-produced content such as films, television series, variety shows and other video content acquired from external parties. The license fees are capitalized and, unless prepaid, a corresponding liability is recorded when the cost of the content is known, the content is accepted by us in accordance with the conditions of the license agreement and the content is available for its first showing on our websites. Licensed copyrights are presented on the consolidated balance sheet as current and non-current, based on estimated time of usage.

Our licensed copyrights include the right to broadcast and in some instances, the right to sublicense. The broadcasting right, refers to the right to broadcast the content on its own websites and the sublicensing right, refers to the right to sublicense the underlying content to external parties. When licensed copyrights include both broadcasting and sublicensing rights, the content costs are allocated to these two rights upon initial recognition, based on the relative proportion of the estimated total revenues that will be generated by each right over its estimated useful lives.

For the right to broadcast the contents on its own websites that generates online advertising and membership services revenues, based on factors including historical and estimated future viewership patterns, the content costs are amortized using an accelerated method by content categories over the shorter of each content’s contractual period or estimated useful lives within ten years, beginning with the month of first availability. Content categories accounting for most of our content include newly released drama series, newly released movies, animations, library drama series and library movies. Estimates of future viewership consumption patterns and economic useful lives are reviewed periodically, at least on an annual basis and revised, if necessary. Revisions to the amortization patterns are accounted for as a change in accounting estimate prospectively in accordance with ASC Topic 250, Accounting Changes and Error Corrections (“ASC 250”).

FINANCIAL INFORMATION

For the right to sublicense the content to external parties that generates direct content distribution revenues, the content costs are amortized based on its estimated usage pattern and recorded as cost of revenues.

Produced Content, net

We produce original content in-house and collaborates with external parties. Produced content primarily consists of films, episodic series, variety shows and animations. The costs incurred in the physical production of original content includes direct production costs, production overhead and acquisition costs. Production costs for original content that are predominantly monetized in a film group are capitalized and reported separately as non-current assets with caption of “Produced content, net” on the consolidated balance sheets. Production costs for original content predominantly monetized on its own are capitalized to the extent that they are recoverable from total revenues expected to be earned (“ultimate revenue”), otherwise, they are expensed as cost of revenues. Ultimate revenue estimates include revenue expected to be earned from all sources, including exhibition, licensing, or exploitation of produced content if we have demonstrated a history of earning such revenue. We estimate ultimate revenue to be earned during the economic useful lives of produced content based on anticipated release patterns and historical results of similar produced content, which are identified based on various factors, including cast and crew, target audience and popularity. Produced content also includes cash expenditures made to acquire a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Exploitation costs are expensed as incurred.

Based on factors including historical and estimated future viewership consumption patterns, we amortize film costs for produced content that is predominantly monetized in a film group. For produced content that is monetized on its own, we consider historical and estimated usage patterns to determine the pattern of amortization for film costs. Based on the estimated patterns, we amortize produced content using an accelerated method over its estimated useful lives within ten years, beginning with the month of first availability and such costs are included in “Cost of revenues” in the consolidated statement of comprehensive income(loss).

Impairment of licensed copyrights and produced content

Our business model is mainly subscription and advertising based, as such the majority of our content assets (licensed copyrights and produced content) are predominantly monetized with other content assets, whereas a smaller portion of our content assets are predominantly monetized at a specific title level such as variety shows and investments in a proportionate share of certain rights to films including profit sharing, distribution and/or other rights. Because the identifiable cash flows related to content launched on our Mainland China platform are largely independent of the cash flows of other content launched on our overseas platform, we have identified two separate film groups. We review our film groups and individual content for impairment when there are events or changes in circumstances that indicate the fair value of a film group or individual content may be less than its unamortized costs. Examples of such events or changes in circumstances include, a significant adverse change in technological, regulatory, legal, economic, or social factors, that could affect the fair value of the film group or the public’s perception of a film or the availability of a film for future showings, a significant decrease in the number of subscribers or forecasted subscribers, or the loss of a major third-party agent, a change in the predominant monetization strategy of a film that is currently monetized on its own, actual costs substantially in excess of budgeted costs, substantial delays in completion or release schedules, or actual performance subsequent to release failing to meet expectations set before release such as a significant decrease in the amount of ultimate revenue expected to be recognized.

FINANCIAL INFORMATION

When such events or changes in circumstances are identified, we assess whether the fair value of an individual content (or film group) is less than its unamortized film costs, determines the fair value of an individual content (or film group) and recognizes an impairment charge for the amount by which the unamortized capitalized costs exceed the individual content’s (or film group’s) fair value. We mainly use an income approach to determine the fair value of an individual content or film group, for which the most significant inputs include forecasted future revenues, costs and operating expenses attributable to the film group and the discount rate . An impairment loss attributable to a film group is allocated to individual licensed copyrights and produced content within the film group on a pro rata basis using the relative carrying values of those assets as we cannot estimate the fair value of individual contents in the film group without undue cost and effort.

FINANCIAL INFORMATION

Business Combinations

We account for our business combinations using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities we acquired, based on their estimated fair values. The consideration transferred in an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of cost of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in earnings.

In a business combination achieved in stages, we re-measured our previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in earnings.

The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates and the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons.

Recently Issued And Adopted Accounting Pronouncements

Please refer to Note 2 to the Consolidated Financial Statements of the Company to the Form 20-F filed with the Securities and Exchange Commission on March 9, 2021.

Recently Issued But Not Yet Adopted Accounting Pronouncements

Please refer to Note 2 to the Consolidated Financial Statements of the Company to the Form 20-F filed with the Securities and Exchange Commission on March 9, 2021.

Capital Expenditures

We made capital expenditures of RMB8.8 billion, RMB6.4 billion and RMB5.1 billion (US$779 million) in 2018, 2019 and 2020, representing 9%, 6% and 5% of our total revenues, respectively. In the years of 2018, 2019 and 2020, our capital expenditures were primarily attributable to the purchase of servers, network equipment and other computer hardware to increase our network infrastructure capacity. We funded our capital expenditures primarily with net cash flows generated from operating activities.

FINANCIAL INFORMATION

Our capital expenditures may increase in the future as our business continues to grow, in connection with the expansion and improvement of our network infrastructure and the construction of additional office buildings and cloud-computing based data centers. We currently plan to fund these expenditures with our current cash, cash equivalents, restricted cash, short-term investments and anticipated cash flow generated from our operating activities.

Holding Company Structure

Baidu, Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and consolidated affiliated entities in China. As a result, although other means are available for us to obtain financing at the holding company level, Baidu, Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our PRC consolidated affiliated entities. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Baidu, Inc. In addition, our PRC subsidiaries and consolidated affiliated entities are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

Our PRC subsidiaries, being foreign-invested enterprises established in China, are required to make appropriations to certain statutory reserves, namely, a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. Each of our PRC subsidiaries is required to allocate at least 10% of its after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors of the PRC subsidiaries.

Our consolidated affiliated entities must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely a statutory surplus fund, a statutory public welfare fund and a discretionary surplus fund. Each of our consolidated affiliated entities is required to allocate at least 10% of its after-tax profits to the statutory surplus fund until such fund has reached 50% of its respective registered capital. Appropriations to the statutory public welfare fund and the discretionary surplus fund are at the discretion of our consolidated affiliated entities.

Under PRC laws and regulations, our PRC subsidiaries and consolidated affiliated entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our consolidated affiliated entities in which we have no legal ownership, totaling RMB25.7 billion, RMB40.8 billion and RMB45.0 billion (US$6.9 billion) as of December 31, 2018, 2019 and 2020, respectively.

FINANCIAL INFORMATION

Working Capital

We recorded net current assets of RMB98.2 billion, RMB108.2 billion and RMB115.0 billion (US$17.6 billion), respectively, as of December 31, 2018 and 2019 and 2020. The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in millions)
Current assets:
Cash and cash equivalents	27,638	33,443	35,782	5,484
Restricted cash	2,189	996	758	117
Short-term investments, net	111,626	112,924	126,402	19,372
Accounts receivable, net	6,015	7,416	8,668	1,328
Amounts due from related parties	785	1,594	726	111
Other current assets, net	6,841	9,189	11,006	1,687

Total current assets	155,094	165,562	183,342	28,099

Current liabilities
Short-term loans	3,046	2,618	3,016	462
Accounts payable and accrued liabilities	35,381	32,701	36,716	5,627
Customer deposits and deferred revenue	9,221	11,062	12,626	1,935
Deferred income	523	529	158	24
Long-term loans, current portion	84	737	7,427	1,138
Notes payable, current portion	6,871	5,219	—	—
Convertible senior note, current portion	—	—	4,752	728
Amounts due to related parties	1,727	2,231	1,324	203
Operating lease liabilities	—	2,283	2,366	364

Total current liabilities	56,853	57,380	68,385	10,481

Net current assets	98,241	108,182	114,957	17,618

For a detailed discussion on our cash position, being the balance sheet item that has material impact on our liquidity, as well as material changes in the various working capital items, see “—Liquidity and Capital Resources.”

Taking into account our current cash, cash equivalents, restricted cash and short-term investments, anticipated cash flow from operations and the estimated [REDACTED] available to us from the [REDACTED], our directors believe that we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this document.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any off-balance sheet derivative instruments. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

FINANCIAL INFORMATION

Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2020:

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In RMB millions)
Long-term debt obligations(1)	84,842	9,807	26,366	22,953	25,716
Operating lease obligations(2)	7,839	2,430	3,289	1,496	624
Purchase obligations for fixed assets	754	729	13	5	7
Purchase obligations for bandwidth and property management fees	1,373	742	458	126	47
Purchase obligations for video content(3)	21,771	10,480	9,660	1,631	—
Investment commitment obligations(4)	1,454	NA	NA	NA	NA

Total	118,033	24,188	39,786	26,211	26,394

Notes:
(1)

Including estimated interest payments of RMB10.9 billion in total (RMB2.4 billion, RMB4.2 billion, RMB2.4 billion and RMB1.9 billion over the periods of less than one year, one to three years, three to five years and more than five years from December 31, 2020, respectively). Please see “Loans Payable” under Note 12, “Notes Payable” under Note 13 and “Convertible Notes” under Note 14 to the Historical Financial Information in the Consolidated Financial Statements of the Company to the Form 20-F filed with the Securities and Exchange Commission on March 9, 2021.

(2)

Operating lease obligations represent our obligations for leasing internet data center facilities and office premises, which include all future cash outflows under ASC Topic 842, Leases. Please see “Leases” under Note 15 to the Historical Financial Information in the Consolidated Financial Statements of the Company to the Form 20-F filed with the Securities and Exchange Commission on March 9, 2021.

(3)	Purchase obligations for video content consist primarily of expenditures for video content under non-cancelable agreements for licensed copyrights and produced content.
(4)	Our investment commitments primarily relate to capital contributions obligation under certain arrangements which do not have contractual maturity date.

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, operating lease obligations, purchase obligations, investment commitment obligations or other long-term liabilities reflected on our consolidated balance sheet.

Material Related Party Transactions

For details relating to our related party transactions, see “Related Party Transactions”. Our Directors believe that our transactions with related parties during the Track Record Period were conducted on an arm’s length basis, and they did not distort our results of operations or make our historical results not reflective of our future performance.

Dividend Policy

Baidu, Inc., our holding company in the Cayman Islands, has never declared or paid any dividends on our ordinary shares, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our board of directors has complete discretion as to whether to distribute dividends, subject to Cayman Islands law. Even if our board of directors decides to pay dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, our depositary will distribute such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

FINANCIAL INFORMATION

Quantitative and Qualitative Disclosures about Market

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in short-term instruments with original maturities of less than a year and bank borrowings that have a floating rate of interest.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. For example, as of December 31, 2020, we had RMB126.4 billion (US$19.4 billion) short-term investments, with a weighted average duration of 0.5 year. A hypothetical one percentage point (100 basis-point) increase in interest rates would have resulted in a decrease of RMB552 million (US$85 million) in the fair value of our short-term investments as of December 31, 2020. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments, and therefore have not used any derivative financial instruments to manage such interest risk exposure.

Our exposure to interest rate risk also arises from our bank borrowings that have a floating rate of interest. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We manage this risk by maintaining an appropriate mix between fixed and floating rate borrowings and through the use of interest rate swap contracts. In connection with the loan facilities entered into in June 2016, we entered into four interest rate swap agreements, which effectively convert the term loans from a variable interest rate to a fixed rate, thereby managing our exposure to changes in market interest rates under the term loans.

Foreign Exchange Risk

Most of our revenues and costs are denominated in RMB, while a portion of our cash and cash equivalents, restricted cash, short-term financial assets, long-term investments, long-term loans payable, notes payable and convertible senior notes are denominated in U.S. dollars. Any significant revaluation of RMB against the U.S. dollar may materially affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADS in U.S. dollars. In addition, we commenced operation in Japan in late 2007. To the extent we need to make capital injections into our Japan operation by converting U.S. dollars into Japanese Yen, we will be exposed to the fluctuations in the exchange rate between the U.S. dollar and the Japanese Yen. We have not used any derivative financial instruments to hedge exposure to foreign exchange risk. The value of your [REDACTED] in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

FINANCIAL INFORMATION

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, repay indebtedness denominated in U.S. dollars, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2019, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB122.0 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$2.8 billion. Assuming we had converted RMB122.0 billion into U.S. dollars at the exchange rate of RMB 6.9618 per US$1.00 as of the end of 2019, our U.S. dollar cash balance would have been US$20.3 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$18.7 billion instead. In addition, we had U.S. dollar-denominated long-term loans payable, notes payable and convertible senior notes of US$9.2 billion as of December 31, 2019. If the RMB had depreciated by 10% against the U.S. dollar, we would have experienced in an increase of RMB6.4 billion in the value of our U.S. dollar-denominated long-term loans payable and notes payable as of December 31, 2019.

As of December 31, 2020, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB143.9 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$2.8 billion. Assuming we had converted RMB143.9 billion into U.S. dollars at the exchange rate of RMB6.5250 for US$1.00 as of December 31, 2020, our U.S. dollar cash balance would have been US$24.9 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$22.6 billion instead. In addition, we had U.S. dollar-denominated short-term borrowings, long-term loans payable (including current portion), notes payable and convertible senior notes (including current portion) of US$11.2 billion as of December 31, 2020. A hypothetical 10% increase in the exchange rate of the U.S. dollar against the RMB would have resulted in an increase of RMB7.3 billion (US$1.1 billion) in the value of our U.S. dollar-denominated short-term borrowings, long-term loans payable (including current portion) notes payable and convertible senior notes (including current portion) as of December 31, 2020.

Credit Risk

Financial instruments that potentially subject us to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, debt investments, accounts receivable, contract assets, receivables from online payment agencies and amounts due from related parties. As of December 31, 2019, we had RMB147.4 billion in cash and cash equivalents, restricted cash and debt investments, 92% and 8% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Our total cash and cash equivalents, restricted cash and debt investments held at three financial institutions in the PRC exceeded 10%, representing 24%, 21% and 18% of our total cash and cash equivalents, restricted cash, debt investments, as of December 31, 2019, respectively. As of December 31, 2020, we had RMB172.7 billion in cash and cash equivalents, restricted cash and debt investments, 90% and 10% of which are held by financial institutions in the PRC and international financial institutions outside of the PRC, respectively. Our total cash and cash equivalents, restricted cash and debt investments held at four financial institutions in the PRC exceeded 10%, representing 30%, 21%, 16% and 11% of our total cash and cash equivalents restricted cash, and debt investments as of December 31, 2020, respectively.

FINANCIAL INFORMATION

Accounts receivable and contract assets are typically unsecured and derived from revenue earned from customers and third-party agents in China, which are exposed to credit risk. The risk is mitigated by credit evaluations we perform on its customers and its ongoing monitoring process of outstanding balances. We maintain allowance for estimated and expected credit losses. As of December 31, 2018, 2019 and 2020, we had no single customer with a receivable balance exceeding 10% of the total accounts receivable balance. Amounts due from related parties are typically unsecured and we maintain allowance for estimated and expected credit losses.

Inflation

Inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2018, 2019 and 2020 were 2.1%, 2.9% and 2.5%, respectively. The year-over-year percent change in the consumer price index for January 2019, 2020 and 2021 was an increase of 1.7%, an increase of 5.4% and a decrease of 0.3%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

No Material Adverse Change

After due and careful consideration, our Directors confirm that except as disclosed in “—Impact of COVID-19 on Our Operations” and elsewhere in this document, up to the date of this document, there has been no material adverse change in our financial or trading position or prospects since December 31, 2020, and there has been no event since December 31, 2020 which would materially affect the information shown in our consolidated financial statements included in the Consolidated Financial Statements of the Company to the Form 20-F filed with the Securities and Exchange Commission on March 9, 2021.

Financial Information of YY Live

Baidu (Hong Kong) Limited, our wholly-owned subsidiary, and JOYY entered into a share purchase agreement on November 16, 2020, and subsequently amended the share purchase agreement on February 7, 2021. Pursuant to the agreement, we agreed to acquire JOYY’s domestic video-based entertainment live streaming business in China which is referred to as YY Live, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Approximately US$2.0 billion of the purchase price would be payable to JOYY at the closing of the acquisition, subject to certain adjustments. After the closing, subject to certain conditions and adjustments, approximately US$1.0 billion would be payable no later than the later of the closing and April 30, 2021, and approximately US$300 million would be paid no later than the later of the closing of the acquisition and June 30, 2021, and a maximum amount of US$300 million would be payable subject to the achievement of certain conditions. The acquisition has been substantially completed, with certain customary matters remaining to be completed in the near future. See “Recent Developments—Business Updates.”

YY Live is a video-based live streaming platform in China offering content such as music and dance shows, talk shows, outdoor activities, sports and anime. Users of YY Live may enjoy the live streaming services on YY Live platform through YY mobile app, YY.com website and PC YY. Users access content on the platform free of charge, but are charged for purchases of virtual items. YY Live generates revenue from the sales of in-channel virtual items used on its platform as tips for live streaming hosts. We may be subject to a variety of risks associated with the online live streaming business of YY Live.

FINANCIAL INFORMATION

Selected Statements of Operations items

Revenues. YY Live generates (i) live streaming revenue from the sales of in-channel virtual items used on its live streaming platform and (ii) other revenue mainly from memberships services and advertising revenue.

Cost of revenues. Cost of revenues of YY Live consists primarily of (i) revenue sharing fees and content costs including payments to various talent agencies and performers, and content providers, (ii) bandwidth costs, (iii) payment handling costs, (iv) salaries and benefits, (v) technical service fee, (vi) depreciation and amortization expense for servers, other equipment and intangibles directly related to operating the platform, (vii) share-based compensation, (viii) other taxes and surcharges and (ix) other costs.

Sales and marketing expenses. Sales and marketing expenses of YY Live consist primarily of (i) advertising and promotion expenses and (ii) salaries and benefits for sales and marketing personnel.

Research and development expenses. Research and development expenses of YY Live consist primarily of (i) salary and welfare for research and development personnel, (ii) share-based compensation for research and development personnel, (iii) depreciation of office premise and servers utilized by research and development personnel, and (iv) rental expenses..

General and administrative expenses. General and administrative expenses of YY Live consist primarily of (i) share-based compensation for management and administrative personnel, (ii) salary and welfare for general and administrative personnel, (iii) impairment charge, and (iv) professional service fees.

Other income. Other income of YY Live primarily consists of government grants in connection with its contributions to tax refund.

Taxation

PRC

YY Live’s consolidated entities in China are governed by the Enterprise Income Tax Law (“EIT Law”), which became effective on January 1, 2008. Pursuant to the EIT Law and its implementation rules, enterprises in China are generally subject to tax at a statutory rate of 25%. Certified High and New Technology Enterprises (“HNTE”) are entitled to a favorable tax rate of 15%, but need to re-apply every three years. During this three-year period, an HNTE must conduct a qualification self-review each year to ensure it meets the HNTE criteria and is eligible for the 15% preferential tax rate for that year. If an HNTE fails to meet the criteria for qualification in any year, the enterprise cannot enjoy the preferential tax rate in that year, and must instead use the regular 25% EIT rate. Enterprises qualified as software enterprises can enjoy an income tax exemption for two years beginning with their first profitable year and a 50% tax reduction to the applicable tax rate for the subsequent three years. An entity that qualifies as a “Key National Software Enterprise” (a “KNSE”) is entitled to a further reduced preferential income tax rate of 10%. A number of YY Live’s consolidated entities qualified as HNTE or KNSE and enjoyed preferential income tax rates for the periods reported.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deducting amount of the qualified research and development expenses have been increased from 50% to 75%, effective from 2018 to 2020, according to a new tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”). A number of YY Live’s consolidated entities claimed the Super Deduction in ascertaining the tax assessable profits for the periods reported.

FINANCIAL INFORMATION

Results of Operations

The following table sets forth a summary of YY Live’s results of operations for the periods indicated. The period-to-period comparisons of results of operations should not be relied upon as indicative of future performance. The financial statements of YY Live were prepared on a carve-out basis and the presentation may not necessarily reflect the financial position, the results of operation or the cash flows of YY Live had it actually existed on a stand-alone basis during the years presented. For more details of the preparation basis of the financial statements of YY Live, please refer to note 1(c) to Combined Financial Statements of YY Live, Exhibit 99.2 to Form 6-K furnished with the Securities and Exchange Commission on March 9, 2021.

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues:
Live streaming	10,073,347	10,721,295	9,664,816	1,481,198
Others	199,349	241,243	285,470	43,750

Total net revenues	10,272,696	10,962,538	9,950,286	1,524,948

Cost of revenues(1)	(5,357,786)	(5,703,255)	(5,342,372)	(818,754)

Gross profit	4,914,910	5,259,283	4,607,914	706,194

Operating expenses(1) :
Sales and marketing expenses	(498,211)	(506,605)	(581,091)	(89,056)
Research and development expenses	(412,046)	(393,100)	(362,406)	(55,541)
General and administrative expense	(203,678)	(198,450)	(152,866)	(23,428)

Total operating expenses	(1,113,935)	(1,098,155)	(1,096,363)	(168,025)

Other income	67,018	203,408	166,272	25,482

Operating income	3,867,993	4,364,536	3,677,823	563,651

Interest income and investment income	1,565	2,455	2,899	444

Income before income tax expenses	3,869,558	4,366,991	3,680,722	564,095

Income tax expenses	(580,935)	(666,311)	(539,435)	(82,672)

Net income	3,288,623	3,700,680	3,141,287	481,423

Notes: (1) Share-based compensation expenses was allocated in cost of revenues and operating expenses as follows:

Cost of revenues	17,494	8,655	11,241	1,723
Research and development expenses	97,945	56,960	45,861	7,029
Sales and marketing expenses	2,473	1,799	1,276	196
General and administrative expenses	75,284	72,913	34,344	5,263

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Total net revenues. YY Live’s total net revenues decreased by 9% from RMB10,962.5 million in 2019 to RMB9,950.3 million (US$1,524.9 million) in 2020.

Live streaming revenue. Live streaming revenue of YY Live decreased by 10% from RMB10,721.3 million in 2019 to RMB9,664.8 million (US$1,481.2 million) in 2020, due to the combined effect of increase in number of paying users from 9.4 million in 2019 to 10.3 million in 2020 and decrease of ARPU from RMB1,138 in 2019 to RMB937 in 2020 due to COVID-19’s impact. YY Live’s number of paying users during a given period is the cumulative number of registered user accounts that have purchased virtual items or other products and services on YY Live at least once during the relevant period. YY Live’s ARPU is calculated by dividing total live streaming revenue during a given period by the number of paying users for that period.

FINANCIAL INFORMATION

Other revenue. Other revenue of YY Live increased by 18% from RMB241.2 million in 2019 to RMB285.5 million (US$43.8 million) in 2020, which was primarily due to an increase in membership fees.

Cost of revenues. Cost of revenues of YY Live decreased by 6% from RMB5,703.3 million in 2019 to RMB5,342.4 million (US$818.8 million) in 2020. This decrease was primarily due to the decrease of revenue sharing fees resulting from the decreased revenue.

Sales and marketing expenses. Sales and marketing expenses of YY Live increased by 15% from RMB506.6 million in 2019 to RMB581.1 million (US$89.1 million) in 2020. This increase was primarily due to increase of promotional expenses for user acquisition.

Research and development expenses. Research and development expenses of YY Live decreased by 8% from RMB393.1 million in 2019 to RMB362.4 million (US$55.5 million) in 2020, primarily due to the decrease of share-based compensation related to research and development personnel resulted from less new grants made.

General and administrative expenses. General and administrative expenses of YY Live decreased by 23% from RMB198.5 million in 2019 to RMB152.9 million (US$23.4 million) in 2020, primarily due to the decrease of share-based compensation resulted from less grant made.

Other income. Other income of YY Live was RMB166.3 million (US$25.5 million) in 2020, compared to an other income of RMB203.4 million in 2019, primarily attributable to the decrease of government grants received.

Income tax expenses. Income tax expenses of YY Live decreased by 19% from RMB666.3 million in 2019 to RMB539.4 million (US$82.7 million) in 2020, primarily due to lowered taxable income.

Net income. As a result of the foregoing, YY Live generated a net income of RMB3,141.3 million (US$481.4 million) in 2020, representing a 15% decrease from RMB3,700.7 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Total net revenues. YY Live’s total net revenues increased by 7% from RMB10,272.7 million in 2018 to RMB10,962.5 million in 2019, primarily due to the growth in live streaming revenues.

Live streaming revenue. YY Live’s live streaming revenue increased by 6% from RMB10,073.3 million in 2018 to RMB10,721.3 million in 2019, due to the combined effect of increase in the number of paying users on YY Live from 8.6 million in 2018 to 9.4 million in 2019 and decrease of ARPU from RMB1,170 in 2018 to RMB1,138 in 2019.

Other revenue. YY Live’s other revenues increased by 21% from RMB199.3 million in 2018 to RMB241.2 million in 2019, which was primarily due to an increase in membership fees.

Cost of revenues. Cost of revenues of YY Live increased by 6% from RMB5,357.8 million in 2018 to RMB5,703.3 million in 2019, which was largely in line with the increase in total revenues.

Sales and marketing expenses. Sales and marketing expenses of YY Live increased by 2% from RMB498.2 million in 2018 to RMB506.6 million in 2019.

FINANCIAL INFORMATION

Research and development expenses. Research and development expenses of YY Live decreased by 5% from RMB412.0 million in 2018 to RMB393.1 million in 2019, primarily due to the decrease of share-based compensation related to research and development personnel resulted from less new grants made.

General and administrative expenses. General and administrative expenses of YY Live decreased by 3% from RMB203.7 million in 2018 to RMB198.5 million in 2019.

Other income. Other income of YY Live was RMB203.4 million in 2019, increasing by 204% from RMB67.0 million in 2018, primarily due to an increase in government grants received.

Income tax expenses. Income tax expenses of YY Live increased by 15% from RMB580.9 million in 2018 to RMB666.3 million in 2019, in line with the taxable income growth.

Net income. As a result of the foregoing, YY Live generated a net income of RMB3,700.7 million in 2019, representing a 13% increase from RMB3,288.6 million in 2018.

Liquidity and Capital Resources

As of December 31, 2020, YY Live had RMB206.2 million (US$31.6 million) cash and cash equivalents. YY Live’s cash and cash equivalents consist of cash on hand and investments in interest bearing liquid investments. During the Track Record Period, YY Live have financed its operations primarily through cash flows from operations.

Cash Flows

The following table sets forth a summary of YY Live’s cash flows for the periods indicated:

	Year ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	3,787,985	3,815,151	3,093,275	474,066
Net cash (used in) provided by investing activities	(26,404)	(192,783)	45,208	6,928
Net cash used in financing activities	(3,723,605)	(3,600,884)	(3,002,014)	(460,079)
Net increase in cash and cash equivalents	37,976	21,484	136,469	20,915
Cash and cash equivalents at the beginning of the year	10,262	48,238	69,722	10,685

Cash and cash equivalents at the end of the year	48,238	69,722	206,191	31,600

Operating Activities

Net cash provided by operating activities amounted to RMB3,093.3million (US$474.1 million) in 2020. The difference between net cash provided by operating activities and net income of RMB3,141.3million (US$481.4 million) was primarily due to an increase in accounts receivable of RMB128.0 million (US$19.6 million) and a decrease in deferred revenue of RMB58.3 million (US$8.9 million), partially offset by a non-cash item adjustment in share-based compensation of RMB92.7 million (US$14.2 million).

Net cash provided by operating activities amounted to RMB3,815.2 million in 2019. The difference between net cash provided by operating activities and net income of RMB3,700.7 million was primarily due to a non-cash item adjustment in share-based compensation of RMB140.3 million, partially offset by a decrease in accrued liabilities and other current liabilities of RMB31.7 million.

FINANCIAL INFORMATION

Net cash provided by operating activities amounted to RMB3,788.0 million in 2018. The difference between net cash provided by operating activities and net income of RMB3,288.6 million was primarily due to a non-cash item adjustment in share-based compensation of RMB193.2 million and an increase in accrued liabilities and other current liabilities of RMB208.6 million, partially offset by a decrease in deferred revenue of RMB23.4 million.

Investing Activities

Net cash provided by investing activities amounted to RMB45.2 million (US$6.9 million) in 2020. Net cash provided by investing activities primarily resulted from maturities of short-term investments of RMB130.0 million (US$19.9 million), partially offset by placement of short-term investments of RMB60 million (US$9.2 million).

Net cash used in investing activities amounted to RMB192.8 million in 2019. Net cash used in investing activities primarily resulted from placement of short-term investments of RMB121.8 million and purchase of property and equipment of RMB72.7 million.

Net cash used in investing activities amounted to RMB26.4 million in 2018. Net cash used in investing activities primarily resulted from purchase of property and equipment of RMB27.2 million.

Financing Activities

Net cash used in financing activities was RMB3,002.0 million (US$460.1 million) in 2020, attributable to contribution to JOYY.

Net cash used in financing activities was RMB3,600.9 million in 2019, attributable to contribution to JOYY.

Net cash used in financing activities was RMB3,723.6 million in 2018, attributable to contribution to JOYY.

For more discussion on how the contributions to JOYY in the cash flows were derived, please refer to note 1(c) to Combined Financial Statements of YY Live, Exhibit 99.2 to Form 6-K furnished with the Securities and Exchange Commission on March 9, 2021.

Working Capital

The following table sets forth a breakdown of YY Live’s current assets and liabilities as of the dates indicated.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Current assets:
Cash and cash equivalents	48,238	69,722	206,191	31,600
Short-term investments	—	70,327	—	—
Accounts receivable, net	74,253	79,430	206,580	31,660
Amounts due from related parties	1,537	1,087	456	70
Prepayments and other current assets	25,785	39,205	45,001	6,897

Total current assets	149,813	259,771	458,228	70,227

Current liabilities
Income taxes payable	—	3,459	21,014	3,221
Accrued liabilities and other current liabilities	936,667	904,918	907,692	139,110
Advances from customers	80,504	97,928	80,761	12,377
Deferred revenue	425,226	355,549	326,702	50,069

Total current liabilities	1,442,397	1,361,854	1,336,169	204,777

FINANCIAL INFORMATION

YY Live recorded net current liabilities of RMB1,292.6 million, RMB1,102.1 million and RMB877.9 million (US$134.6 million) as of December 31, 2018, 2019 and 2020, respectively, primarily due to accrued liabilities and other current liabilities and deferred revenue.

Certain Balance Sheet Items

Accrued liabilities and other current liabilities

YY Live’s accrued liabilities and other current liabilities primarily include accrued revenue sharing fees, accrued salaries and welfare and accrued promotion expenses. YY Live’s accrued liabilities and other current liabilities increased by 0.3% from RMB904.9 million as of December 31, 2019 to RMB907.7 million (US$139.1 million) as of December 31, 2020. YY Live’s accrued liabilities and other current liabilities decreased by 3.4% from RMB936.7 million as of December 31, 2018 to RMB904.9 million as of December 31, 2019, primarily due to the decrease of revenue sharing payable to live streaming talent agencies and performers.

Deferred revenue, current

YY Live’s deferred revenue primarily consists of prepaid subscriptions under membership program and unamortized revenue from virtual items. YY Live’s current deferred revenue decreased by 8% from RMB355.5 million as of December 31, 2019 to RMB326.7 million (US$50.1 million) as of December 31, 2020, primarily due to decrease in live streaming revenue. YY Live’s current deferred revenue decreased by 16% from RMB425.2 million as of December 31, 2018 to RMB355.5 million as of December 31, 2019, primarily due to one upfront recharge promotion activity conducted in 2018 year end and no such activity in 2019 year end.

Advances from customers

YY Live’s advances from customers primarily consist of prepayments from users in the form of virtual currency that are not yet consumed or converted into virtual items. YY Live’s advances from customers decreased by 18% from RMB97.9 million as of December 31, 2019 to RMB80.8 million (US$12.4 million) as of December 31, 2020, primarily due to the decrease of live streaming revenue. YY Live’s advances from customers increased by 22% from RMB80.5 million as of December 31, 2018 to RMB97.9 million as of December 31, 2019, primarily due to the increase of live streaming revenue.

Accounts Receivable, net

YY Live’s accounts receivable, net mainly consist of amounts due from live streaming service users to be collected from payment platforms. YY Live’s accounts receivable, net increased by 160% from RMB79.4 million as of December 31, 2019 to RMB206.6 million (US$31.7 million) as of December 31, 2020, primarily due to delayed withdrawal from third party online payment platforms. YY Live’s accounts receivable, net increased by 7% from RMB74.3 million as of December 31, 2018 to RMB79.4 million as of December 31, 2019, which was largely in line with the increase in total revenues.

FINANCIAL INFORMATION

Unaudited Pro Forma Adjusted Net Tangible Assets

The following unaudited pro forma adjusted net tangible assets prepared in accordance with Rule 4.29 of the Hong Kong Listing Rules are set out below for the purpose of illustrating the effect of the [REDACTED] on the consolidated net tangible assets attributable to the ordinary shareholders of the Company as at December 31, 2020 as if the [REDACTED] had taken place on that date.

The unaudited pro forma adjusted net tangible assets has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the consolidated net tangible assets of the Company, had the [REDACTED] been completed as of December 31, 2020 or at any future dates. It is prepared based on the consolidated net tangible assets attributable to ordinary shareholders of the Company as of December 31, 2020 as derived from the Company’s consolidated financial statements for the year ended December 31, 2020 included in the Consolidated Financial Statements of the Company to the Form 20-F filed with the Securities and Exchange Commission on March 9, 2021, and adjusted as described below.

	Unaudited consolidated net tangible assets attributable to ordinary shareholders of the Company as of December 31, 2020	Estimated [REDACTED] from the [REDACTED]		Unaudited pro forma adjusted net tangible assets attributable to ordinary shareholders of the Company as of December 31, 2020		Unaudited pro forma adjusted net tangible assets per Share		Unaudited pro forma adjusted net tangible assets per ADS		Unaudited pro forma adjusted net tangible assets per Share		Unaudited pro forma adjusted net tangible assets per ADS
	(in millions of RMB)	(in millions of RMB)		(in millions of RMB)		RMB		RMB		HK$		HK$
	(Note 1)	(Note 2)				(Note 3)		(Note 4)		(Note 5)		(Note 5)
Based on an indicative [REDACTED] of [REDACTED] per [REDACTED]	158,426	[REDACTED	]	[REDACTED	]	[REDACTED	]	[REDACTED	]	[REDACTED	]	[REDACTED	]

Notes:
(1)

The unaudited consolidated net tangible assets attributable to ordinary shareholders of the Company as of December 31, 2020 is arrived at after deducting Intangible assets, net of RMB2,022 million and Goodwill of RMB22,248 million from the Total Baidu, Inc. shareholders’ equity of RMB182,696 million as of December 31, 2020. For the avoidance of doubt, “Licensed copyrights, net” and “Produced content, net” were not deducted for the purpose of calculating the unaudited consolidated net tangible assets attributable to ordinary shareholders of the Company.

[REDACTED]

(3)

The unaudited pro forma adjusted net tangible assets attributable to ordinary shareholders of the Company per Share is calculated based on a total of [REDACTED] Shares that will be in issue assuming that the [REDACTED] have been completed on December 31, 2020, and after having accounted for the Share Subdivision but do not take into account any [REDACTED] upon exercise of the [REDACTED], the Shares to be issued pursuant to the Share Incentive Plans, including pursuant to the exercise of options or other awards that have been or may be granted from time to time and any issuance or repurchase of Shares by the Company.

(4)	The unaudited pro forma adjusted net tangible assets attributable to ordinary shareholders of the Company per ADS is calculated based on that eight Shares equals one ADS.
(5)

The unaudited pro forma adjusted net tangible assets per Share and the unaudited pro forma adjusted net tangible assets per ADS are converted into Hong Kong dollars at an exchange rate of RMB0.8416 to HK$1.00.

(6)

Assuming the Company’s acquisition of YY Live had been completed on December 31, 2020, the unaudited pro forma adjusted net tangible assets per Share and the unaudited pro forma adjusted net tangible assets per ADS would have been RMB[REDACTED] or HK$[REDACTED] and RMB[REDACTED] or HK$[REDACTED], respectively. No adjustment has been made to reflect any trading result, or other transactions of the Group entered into subsequent to December 31, 2020.

RELATED PARTY TRANSACTIONS

CONTRACTUAL ARRANGEMENTS

Please refer to “History and Corporate Structure—Contractual Arrangements” for a summary of the contractual arrangements and the variable interest entity structure adoped by the Company.

Our subsidiaries, consolidated affiliated entities, and the subsidiaries of the consolidated affiliated entities have engaged, during the ordinary course of business, in a number of customary transactions with each other. All of these inter-company balances have been eliminated in consolidation.

AMOUNTS DUE FROM RELATED PARTIES

As of December 31, 2018, 2019 and 2020, we had RMB5.1 billion, RMB5.2 billion and RMB4.2 billion (US$638 million), respectively, due from related parties. The decrease of the balance from December 31, 2019 to December 31, 2020 was primarily due to the repayment of loans from certain related parties including Du Xiaoman and the acquisition of Investee A.

AMOUNTS DUE TO RELATED PARTIES

As of December 31, 2018, 2019 and 2020, we had RMB6.1 billion, RMB6.1 billion and RMB4.9 billion (US$746 million), respectively, due to related parties. The decrease of the balance from December 31, 2019 to December 31, 2020 was primarily due to payment of unsettled payments to Du Xiaoman and the acquisition of Investee A.

TRANSACTIONS WITH RELATED PARTIES

Trip.com

In 2018, 2019 and 2020, related party transactions with Trip.com mainly comprised the online marketing services that we provided to Trip.com, which were in the total amount of RMB774 million, RMB627 million and RMB204 million (US$31 million), respectively.

Du Xiaoman

In August 2018, we completed the divestiture of Du Xiaoman, following which we recognized our non-controlling equity interest in Du Xiaoman as an equity method investment and Du Xiaoman became a related party.

For the years ended December 31, 2018, 2019 and 2020, related party transactions with Du Xiaoman comprised the online marketing services, cloud service and other services that we provided to Du Xiaoman, which were in the total amount of RMB256 million, RMB731 million and RMB678 million (US$104 million), respectively.

RELATED PARTY TRANSACTIONS

In 2018, we provided multiple short-term loans to Du Xiaoman in the amount of RMB12.0 billion with interest rates ranging from 5.00% to 7.00%. As of December 31, 2018, all short-term loans extended to Du Xiaoman had been repaid in full.

In 2018, we provided three term loans to Du Xiaoman in the amount of RMB3.8 billion with terms ranging from two to five years, which are intended for working capital purposes. These loans bear interest rates ranging from 4.28% to 5.00% in 2018, and 0% to 5.00% since 2019. Du Xiaoman repaid one term loan in the principal amount of RMB500 million in October 2020. The principal amount outstanding as of February 28, 2021 was RMB3.3 billion (US$513 million).

RELATED PARTY TRANSACTIONS

In 2018, Du Xiaoman provided us with two term loans in the amount of RMB3.4 billion with terms of three and five years, which are intended for general corporate purposes. These loans bear interest rates ranging from 3.78% to 4.28% in 2018, and were revised to 0% since 2019, based on the re-entered agreements. The principal amount outstanding as of February 28, 2021 was RMB3.2 billion (US$487 million).

The background of the above loan arrangements with Du Xiaoman is that, our cash is mainly onshore due to our extensive business operation within the PRC, and had offshore cash needs; Du Xiaoman had considerable cash resources offshore due to its equity financing, and had onshore spending needs. To meet both company’s needs, we and Du Xiaoman entered into several loan agreements (including onshore loan agreements and offshore loan agreements) in 2018, under which certain of our onshore subsidiaries lent RMB loans to one of Du Xiaoman’s onshore affiliates inside the PRC, and Du Xiaoman lent USD loans to one of our subsidiaries outside the PRC, respectively. Our PRC Legal Adviser is of the opinion that these loan agreements were executed for actual business purposes of us and Du Xiaoman, and these agreements did not expressly provide that the loan under one agreement constitutes collateral to guarantee repayment of the loan under the other agreement; if such arrangements are deemed as constituting the cross-border guarantee requiring registration by the foreign exchange regulatory authority, we could face order to rectify, warning and a fine no more than RMB300,000 pursuant to PRC laws and regulations relating to foreign exchanges. However, in practice, such arrangements do not meet the requirements for relevant registration and thus there is obstacle to completing the registration with relevant authority; instead, the PRC foreign exchange regulatory authority is more likely to require the relevant parties to revise the relevant loan agreement and remove the provisions it deems as constituting security interests or require the parties to repay the loan separately inside or outside the PRC. As of the date of this document, we have not received any enquiry, notice or penalty from the PRC foreign exchange regulatory authority regarding this matter. We and Du Xiaoman will not offset the loans inside and outside the PRC directly. If our arrangements with Du Xiaoman are raised by the PRC foreign exchange regulatory authority and determined against us, the fine is not a material penalty pursuant to relevant PRC laws and regulations relating to foreign exchanges and will not have a material adverse impact on our financial and business operations.

Other related parties

In 2018, 2019 and 2020, related party transactions with an investee over which we have significant influence, mainly related to hardware products purchased from and sold to the investee, which amounted to RMB1.9 billion and RMB249 million, respectively, in 2019, and RMB102 million and RMB77 million, respectively, in 2018. The Company acquired such investee in July 2020, and accordingly, all corresponding outstanding balances have been eliminated in the consolidated balance sheets as at December 31, 2020. The transaction amounts with the investee in 2020 were insignificant.

In 2018, 2019 and 2020, with the approval from our board of directors, we reimbursed Mr. Robin Yanhong Li the fees and expenses incurred in connection with his use of an aircraft beneficially owned by his family member for our business purposes. The hourly rate for use of the aircraft was determined based on an analysis of market rates for the charter of comparable aircrafts. The service charges for the use of the aircraft for 2018, 2019 and 2020 were insignificant.

APPENDIX I

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF

THE ENLARGED GROUP

The following information sets out in this appendix does not form part of the Consolidated Financial Statements of the Company to the Form 20-F filed with the Securities and Exchange Commission on March 9, 2021 and is included for information purpose only. The unaudited pro forma financial information should be read in conjunction with the section headed “Financial Information” herein and the Consolidated Financial Statements of the Company to the Form 20-F filed with the Securities and Exchange Commission on March 9, 2021, and the Combined Financial Statements of YY Live, Exhibit 99.2 to Form 6-K furnished with the Securities and Exchange Commission on March 9, 2021.

(A)	UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

In November 2020, the Company entered into definitive agreements with JOYY Inc. (“JOYY”), subsequently amended in February 2021, to acquire JOYY’s domestic video-based entertainment live streaming business in China (“YY Live”), which were wholly-owned by JOYY, for total cash consideration of US$3,300 million (equivalent to approximately RMB21,532 million as at December 31, 2020), subject to certain adjustments, as well as contingent cash consideration of up to US$300 million (equivalent to approximately RMB1,958 million as at December 31, 2020) subject to certain. The acquisition of YY Live (the “Transaction”) has been substantially completed, with certain customary matters remaining to be completed in the near future. The Transaction will be accounted for as a business combination.

The following is a summary of an illustrative and unaudited pro forma consolidated balance sheet of Baidu, Inc., and its subsidiaries (collectively the “Company”) and YY Live (the “Enlarged Group”) (the “Unaudited Pro Forma Financial Information of the Enlarged Group”), which have been prepared on the basis of the notes set out below for the purpose of illustrating the impact of the Transaction on the Company’s consolidated balance sheet as at December 31, 2020 as if the Transaction had been completed as at December 31, 2020.

This Unaudited Pro Forma Financial Information of the Enlarged Group has been prepared by the Directors of the Company in accordance with paragraph 4.29 of the Listing Rules and Accounting Guideline 7 Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars issued by the Hong Kong Institute of Certified Public Accountants for illustrative purposes only, based on their judgments, estimations and assumptions, and because of its hypothetical nature, it may not give a true picture of the financial position of the Enlarged Group as at December 31, 2020 or at any future date following the completion of the Transaction.

The Unaudited Pro Forma Financial Information of the Enlarged Group is based on the audited consolidated balance sheet of the Company as at December 31, 2020 as set out in the Consolidated Financial Statements of the Company to the Form 20-F filed with the Securities and Exchange Commission on March 9, 2021, the audited combined balance sheet of YY Live as at December 31, 2020 as set out in the Combined Financial Statements of YY Live, Exhibit 99.2 to Form 6-K furnished with the Securities and Exchange Commission on March 9, 2021, after giving effect to the pro forma adjustments relating to the Transaction as described in the accompanying notes. Narrative description of the pro forma adjustments that are [(i) directly attributable to the transactions and not relating to future events or decisions]; and (ii) factually supported, is summarised in the accompanying notes.

The Unaudited Pro Forma Financial Information of the Enlarged Group is based on a number of assumptions, estimates, and uncertainties. Accordingly, the Unaudited Pro Forma Financial Information of the Enlarged Group does not purport to describe the actual financial position of the Enlarged Group that would have been attained had the Transaction been completed as at December 31, 2020. The Unaudited Pro Forma Financial Information of the Enlarged Group does not purport to predict future financial positions or results of the Enlarged Group.

APPENDIX I

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF

THE ENLARGED GROUP

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET OF THE ENLARGED GROUP

(Amounts in millions of Renminbi (“RMB”))

	The Company	YY Live	Acqcuisition of YY Live	Pro forma Enlarged Group
	(Note 1)	(Note 2)	(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	35,782	206	(22,076)	13,912
Restricted cash	758	—	9,918	10,676
Short-term investments	126,402	—	—	126,402
Accounts receivable, net	8,668	207	—	8,875
Amounts due from related parties	726	—	—	726
Other assets, current	11,006	45	—	11,051

Total current assets	183,342	458		171,642

Non-current assets:
Fixed assets, net	17,508	60	—	17,568
Licensed copyrights, net	6,435	—	—	6,435
Produced content, net	6,556	—	—	6,556
Intangible assets, net	2,022	48	6,741	8,811
Goodwill	22,248	—	16,329	38,577
Long-term investments, net	76,233	—	—	76,233
Amounts due from related parties	3,438	—	—	3,438
Deferred tax assets, net	1,674	8	—	1,682
Operating lease right-of-use assets	9,804	—	—	9,804
Other assets, non-current	3,448	24	—	3,472

Total non-current assets	149,366	140		172,576

Total assets	332,708	598		344,218

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans	3,016	—	—	3,016
Accounts payable and accrued liabilities	36,716	929	8,467	46,112
Customer deposits and deferred revenue	12,626	407	—	13,033
Deferred income	158	—	—	158
Long-term loans, current portion	7,427	—	—	7,427
Convertible notes payable	4,752	—	—	4,752
Amounts due to related parties	1,324	—	—	1,324
Operating lease liabilities	2,366	—	—	2,366

Total current liabilities	68,385	1,336		78,188

Non-current liabilities:
Deferred income	97	—	—	97
Deferred revenue	686	29	—	715
Amounts due to related parties	3,543	—	—	3,543
Notes payable	48,408	—	—	48,408
Convertible senior notes	11,927	—	—	11,927
Deferred tax liabilities	3,067	—	1,011	4,078
Operating lease liabilities	4,693	—	—	4,693
Other non-current liabilities	59	—	667	726

Total non-current liabilities	72,480	29		74,187

Total liabilities	140,865	1,365		152,375

Redeemable noncontrolling interests	3,102	—	—	3,102
Equity
Total shareholders’ equity/(parent company deficit)	182,696	(767)	767	182,696
Noncontrolling interests	6,045	—	—	6,045

Total equity	188,741	(767)		188,741

Total liabilities, redeemable noncontrolling interests and equity	332,708	598		344,218

APPENDIX I

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF

THE ENLARGED GROUP

Notes:

1.

The amounts are extracted from the audited consolidated balance sheet of the Company as at December 31, 2020 as set out in the Consolidated Financial Statements of the Company to the Form 20-F filed with the Securities and Exchange Commission on March 9, 2021.

2.

The amounts are extracted from the audited combined balance sheet of YY Live as at December 31, 2020 as set out in the Combined Financial Statements of YY Live, Exhibit 99.2 to Form 6-K furnished with the Securities and Exchange Commission on March 9, 2021.

3.	These adjustments represent:
(i)

the estimated fair value of the purchase consideration payable by the Company of US$3,263 million (equivalent to approximately RMB21,292 million as at December 31, 2020) in relation to the Transaction; and

Pursuant to the Share Purchase Agreement, the total consideration is US$3,600 million (equivalent to approximately RMB23,490 million as at December 31, 2020) in cash, subject to certain adjustments. Approximately US$2,000 million of the purchase price would be payable to JOYY at the closing of the acquisition. After the closing, subject to certain conditions and adjustments, approximately US$1,000 million would be deposited in an escrow account and should be paid no later than the later of the closing of the acquisition and April 30, 2021, approximately US$300 million would be deposited in an escrow account and should be paid no later than the later of the closing of the acquisition and June 30, 2021, and contingent consideration with a maximum amount of US$300 million would be deposited in an escrow account and be payable subject to the achievement of certain conditions. The Transaction has been substantially completed, with certain customary matters remaining to be completed in the near future.

The estimated fair value of the purchase consideration is US$3,263 million (equivalent to approximately RMB21,292 million as at December 31, 2020), including: 1) US$1,783 million (equivalent to approximately RMB11,636 million as at December 31, 2020) and US$80 million (equivalent to approximately RMB522 million as at December 31, 2020) paid by cash and restricted cash, respectively; 2) US$1,298 million (equivalent to approximately RMB8,467 million as at December 31, 2020) payable by cash before June 30, 2021; and 3) the fair value of the contingent consideration with a maximum amount of US$300 million subject to the achievement of certain conditions. The directors of the Company have estimated fair value of the contingent consideration is [US$102 million (equivalent to approximately RMB667 million as at December 31, 2020)] based on a [draft] valuation report prepared by an independent valuer. The Company is still in the process of completing the detailed projections and valuations, and the final fair value of contingent consideration could differ from the estimation.

(ii)	the provisional goodwill arising from the Transaction as if the Transaction had taken place as at December 31, 2020.

The acquisition will be accounted for as a business combination using the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. The purchase method of accounting requires that the consideration transferred to be allocated to the assets, including separately identifiable assets and liabilities acquired, based on their estimated fair values. In applying purchase method of accounting, the identifiable assets and liabilities of YY Live acquired will be recorded on the pro forma consolidated balance sheet of the Enlarged Group at their fair values as at the date of completion of the Transaction. Any goodwill arising from the transaction represents the excess of the consideration over the fair values of the total identifiable net assets at the date of completion of the transaction.

APPENDIX I

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF

THE ENLARGED GROUP

The directors of the Company have estimated the fair values of the identifiable assets and liabilities of YY Live as of December 31, 2020, based on a [draft] valuation report prepared by an independent valuer. For the purpose of the pro forma consolidated balance sheet of the Enlarged Group, the provisional purchase price allocation arising from the Transaction is calculated as follows:

[	Notes	RMB
Total identifiable net liabilities of YY Live at book value	a	(767)
Fair value adjustments	b	6,741
Deferred income tax liabilities arising from fair value adjustments	b	(1,011)

Total identifiable net assets of YY Live at fair value	b	4,963
Provisional goodwill on acquisition	b	16,329

		21,292
Satisfied by:
Cash and restricted cash	3(i)	12,158
Cash consideration payables	3(i)	8,467
Contingent consideration	3(i)	667

		21,292

]

Notes:

a.

The amounts are extracted from the audited combined balance sheet of YY Live as at December 31, 2020 as set out in the Combined Financial Statements of YY Live, Exhibit 99.2 to Form 6-K furnished with the Securities and Exchange Commission on March 9, 2021.

b.

Fair value adjustments related to intangible assets. Deferred income tax liabilities have been recognised for the temporary differences arising from the fair value adjustments. The directors of the Company have estimated the fair values of the identifiable assets and liabilities of YY Live as of December 31, 2020, based on a [draft] valuation report prepared by an independent valuer, and have applied it as the fair value of the identifiable assets and liabilities of YY Live in preparing the Unaudited Pro Forma Financial Information of the Enlarged Group. Since the fair value of identifiable net assets of YY Live at the completion date of the Transaction may substantially be different from the fair values used in the preparation of the Unaudited Pro Forma Financial Information of the Enlarged Group, the final amounts of the identified net assets of YY Live and goodwill to be recognised in connection with the Transaction may be different from the amounts presented above.